    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON FEBRUARY 3, 2000

                                                      REGISTRATION NO. 333-89815
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                            ------------------------


                                AMENDMENT NO. 8

                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            eMerge INTERACTIVE, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                            ------------------------

             DELAWARE                             3698                            65-0534535
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL              (IRS EMPLOYER
  INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NO.)            IDENTIFICATION NUMBER)

                              10315 102ND TERRACE
                              SEBASTIAN, FL 32958
                                  561/589-5310
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------

                               CHARLES L. ABRAHAM
                            CHIEF EXECUTIVE OFFICER
                            eMerge INTERACTIVE, INC.
                              10315 102ND TERRACE
                              SEBASTIAN, FL 32958
                                  561/589-5310
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   Copies to:

   JAMES A. OUNSWORTH, ESQUIRE        N. JEFFREY KLAUDER, ESQUIRE        PHILIP P. ROSSETTI, ESQUIRE
   SAFEGUARD SCIENTIFICS, INC.        MORGAN, LEWIS & BOCKIUS LLP             HALE AND DORR LLP
    800 THE SAFEGUARD BUILDING             1701 MARKET STREET                  60 STATE STREET
       435 DEVON PARK DRIVE           PHILADELPHIA, PA 19103-2921              BOSTON, MA 02109
         WAYNE, PA 19087                      215/963-5694                       617/526-6000
           610/293-0600

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. UNDERWRITERS MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE IN WHICH THE OFFER OR SALE IS NOT PERMITTED.

                 SUBJECT TO COMPLETION, DATED FEBRUARY 3, 2000

                                8,000,000 SHARES

                            EMERGE INTERACTIVE LOGO
                              CLASS A COMMON STOCK
                            ------------------------

     This is an initial public offering of class A common stock of eMerge Interactive, Inc. We are offering 6,500,000 shares of class A common stock in this offering and several stockholders identified in this prospectus are selling an additional 1,500,000 shares. As part of this offering, we are offering 2,806,000 shares of our class A common stock at the public offering price to shareholders of Safeguard Scientifics, Inc., one of our principal stockholders, that owned at least 100 shares of common stock of Safeguard as of October 20, 1999 and Safeguard is offering up to 694,000 shares to its shareholders. Safeguard or its designees will purchase any shares of class A common stock that are not purchased by Safeguard shareholders under the Safeguard Subscription Program. See the section entitled Plan of Distribution -- Safeguard Subscription Program. After this offering, Safeguard, together with Internet Capital Group, Inc. and XL Vision, Inc., two of our other stockholders, will have the power to vote approximately 65.2% of the aggregate number of votes to which our stockholders will be entitled. We expect the initial public offering price will be between $12.00 and $14.00 per share.


     SAFEGUARD IS AN UNDERWRITER WITH RESPECT TO THE SHARES OFFERED TO THE SHAREHOLDERS OF SAFEGUARD. SAFEGUARD IS NOT AN UNDERWRITER WITH RESPECT TO ANY OTHER SHARES OFFERED AND IS NOT INCLUDED IN THE TERM UNDERWRITER AS USED ELSEWHERE IN THIS PROSPECTUS.

     Prior to this offering, there has been no public market for the class A common stock. We have applied to list the class A common stock on the Nasdaq National Market under the symbol EMRG.
                            ------------------------

     INVESTING IN OUR CLASS A COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. PLEASE SEE THE SECTION ENTITLED RISK FACTORS STARTING ON PAGE 10 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER CAREFULLY BEFORE BUYING SHARES OF OUR CLASS A COMMON STOCK.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                            ------------------------

                                                                  PER SHARE       TOTAL
    Underwritten Public Offering                                  ---------    -----------
         Public Offering Price..................................   $           $
         Underwriting Discounts.................................   $           $
         Proceeds to eMerge Interactive.........................   $           $
         Proceeds to Selling Stockholders.......................   $           $

                                                                  PER SHARE       TOTAL
    Safeguard Subscription Program                                ---------    -----------
         Public Offering Price..................................   $           $
         Management Fee.........................................   $           $
         Proceeds to eMerge Interactive.........................   $           $
         Maximum proceeds, before expenses, to Safeguard
          Scientifics, Inc......................................   $           $

                                                                                  TOTAL
    Aggregate Offering Proceeds                                                -----------
         Proceeds to eMerge Interactive from Underwritten Public
         Offering and Safeguard Subscription Program............               $

     At our request, the underwriters have reserved 500,000 shares of our class A common stock for sale at the public offering price to a potential investor identified on page 77. The potential investor has not committed to purchasing these shares. In addition, at our request, the underwriters have reserved 350,000 shares of our class A common stock for sale at the public offering price to our employees, directors and other persons with relationships with us. See the section entitled Plan of Distribution for more information. In addition, we will issue 500,000 shares of class A common stock at a price per share equal to the initial public offering price in a private placement that will be completed concurrently with the completion of this offering. The underwriters have an option to purchase 675,000 additional shares of class A common stock from us at the initial public offering price to cover any over-allotments of shares.
                            ------------------------

ADAMS, HARKNESS & HILL, INC.
                                   FIRST UNION SECURITIES, INC.
                                                                    FAC/EQUITIES
                      PROSPECTUS DATED             , 2000

     You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of class A common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our class A common stock.

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    4
Risk Factors................................................   10
Forward-Looking Statements..................................   23
Use of Proceeds.............................................   24
Dividend Policy.............................................   24
Capitalization..............................................   25
Dilution....................................................   27
Selected Consolidated Financial Data........................   28
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   29
Business....................................................   37
Management..................................................   54
Related Party Transactions..................................   61
Principal and Selling Stockholders..........................   64
Description of Capital Stock................................   68
Shares Eligible for Future Sale.............................   72
Plan of Distribution........................................   74
Legal Matters...............................................   79
Experts.....................................................   79
Additional Information......................................   80
Index to Financial Statements...............................  F-1

                           -------------------------

     Until             , all dealers that buy, sell or trade in our class A
common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to its unsold allotments or subscriptions.

                           -------------------------

     We maintain a Web site at www.cattleinfonet.com, which includes information relating to eMerge Interactive. Information contained on our Web site does not constitute a part of this prospectus.

     Cyberstockyard(TM) and NutriCharge(TM) are trademarks of eMerge Interactive. This prospectus also contains trademarks and tradenames of other companies.

                      [This Page Intentionally Left Blank]

                               PROSPECTUS SUMMARY

                            eMERGE INTERACTIVE, INC.

OVERVIEW

     We are a business-to-business electronic commerce company combining content, community and transaction services to create an online marketplace for the cattle industry. We offer our products and services to cattle industry participants through our family of integrated Web sites, our proprietary information management application and our direct sales force. Our products and services are designed to create an efficient market for the purchase and sale of cattle and to improve quality and productivity in the cattle industry. Our current products and services include:

     - Livestock procurement services consisting of cattle sales and auctions;

     - Daily performance analyses of a customer's feedlot operations;

     - Comparative cattle industry analysis and feedlot operations benchmarking studies;

     - Cattle inventory management tools; and

     - Livestock health management and quality enhancement products.

THE ONLINE LIVESTOCK OPPORTUNITY

     We believe that the production chain of the cattle industry, which includes cattle producers, feedlots, packers and suppliers, contains inefficiencies that reduce animal health and value. These inefficiencies, which include excessive animal transportation and handling, result in additional transaction costs and reduced beef quality. Further, we believe that inadequate access to current and accurate data and a lack of integrated information management tools have limited the ability of industry participants to optimize their operating results and performance.

     Due to its functionality, scalability and accessibility, the Internet is emerging as a single destination for commerce and information related to the livestock industry. Many of the variables that affect beef quality can be addressed by using the Internet's open architecture, universal accessibility and ability to provide more timely and comprehensive information. According to Forrester Research, business-to-business electronic commerce in the United States is expected to grow from $43.0 billion in 1998 to $1.3 trillion in 2003.

THE eMERGE INTERACTIVE EXPERIENCE

     We offer commerce, information and technology to cattle industry participants. Our complementary products and services are designed to reduce inefficiencies throughout the cattle production chain, improve cattle quality and improve overall productivity in the cattle industry. Our current products and services include the following:

     - Cyberstockyard.com, our online cattle sales and auction services Web site, allows our customers to participate in our live cattle sales and auctions, thereby providing efficient and effective access to an inventory of cattle by directly connecting buyers and sellers of cattle. We believe a less fragmented market for cattle sales may reduce the excessive handling of cattle that results from transportation and commingling during transactions, thereby reducing animal stress, which can lead to improved cattle quality. In addition, by reducing the need for multiple transactions, we seek to lower overall transaction costs associated with cattle sales.

     - The Feedlot Information System, our cattle information management product, is designed to assist in the effective daily management of our customers' cattle operations. Using our proprietary information management application, subscribing feedlot customers transmit raw operating data to us on a daily basis over the Internet. We then use each subscribing customer's raw data to compile customer-specific information and performance data and analyses, such as feed consumption data, feed-to-gain ratios and a comprehensive summary of health results, which we disseminate daily to that customer over the Internet.

     - PCC-online.com, our Professional Cattle Consultants service, is designed to provide our customers with national, regional and customer-specific industry analysis services that are derived from our proprietary centralized database of cattle industry information. This information has been compiled from over 90 different feedlots over the last 26 years. These services include feed performance benchmarking services and monthly market analysis that we provide to subscribing customers on a periodic basis. PCC-online.com enables our feedlot customers to compare the performance of their feedlot to the average performance of other feedlots in our database.

     - NutriCharge, our therapeutic product for livestock, is a restorative feed supplement designed to reduce the effects of stress on the animals caused by transportation, handling and commingling. We sell our NutriCharge product over our Web sites and through our direct sales force.

     Our customers can access our family of integrated Web sites through our platform site, CattleInfoNet.com. This industry-specific Web site features general industry information, such as current industry news, links to commodities pricing and weather updates, as well as personalized information based upon customers' individual preferences and geographic location. CattleInfoNet.com also provides customers with an online community to facilitate the exchange of information among livestock producers, feedlots and packers and to provide access to our in-house cattle industry experts.

FINANCIAL INFORMATION

     We currently derive our revenue from:

     - Purchasing and selling cattle through our online cattle sales and auction services, which accounted for approximately 96% of our revenues in 1999;

     - Subscription fees for our PCC-online information management services, which we provide over the Internet and through our periodic marketing reports and newsletters; and

     - Sales of our proprietary products.

     You should be aware that we incurred net losses of approximately $7.8 million for the year ended December 31, 1998 and approximately $10.7 million for the nine months ended September 30, 1999, resulting in an accumulated deficit of approximately $27.5 million at September 30, 1999. We expect to continue to incur substantial losses in the future related to expanding our network, expanding our product and service offerings, establishing brand recognition and upgrading and enhancing our technology.

                            ------------------------

     We are a Delaware corporation originally incorporated on September 12, 1994 under the name Enhanced Vision Systems, Inc. On June 11, 1999, we changed our name to eMerge Interactive, Inc. Our principal executive offices are located at 10315 102nd Terrace, Sebastian, Florida 32958 and our telephone number is 561-589-5310.

                                  THE OFFERING

Class A common stock offered by:
     eMerge Interactive..........................   6,500,000 shares
     The Selling Stockholders....................   1,500,000 shares
Common stock to be outstanding after the
offering.........................................   32,232,902 shares

Use of proceeds..................................   For repayment of debt,
                                                    working capital and general
                                                    corporate purposes,
                                                    including sales and
                                                    marketing expenditures,
                                                    research and development
                                                    expenditures and capital
                                                    expenditures. See the
                                                    section entitled Use of
                                                    Proceeds.

Proposed Nasdaq National Market symbol...........   EMRG

     In addition to the 32,232,902 shares of common stock to be outstanding after this offering, there are:

     - 2,769,116 shares of class A common stock issuable upon the exercise of outstanding options granted under our equity compensation plans as of December 31, 1999 at a weighted average exercise price of $2.93 per share, of which options to purchase 761,045 shares of class A common stock were exercisable at a weighted average exercise price of $1.68 per share;

     - 1,597,875 additional shares of class A common stock available for issuance under our 1996 and 1999 equity compensation plans as of December 31, 1999; and

     - 1,138,889 shares of class B common stock issuable on the exercise of a warrant that will be exercisable upon consummation of this offering at an exercise price equal to the initial public offering price.

     For a description of our equity compensation plans, please see the section entitled Management -- Equity Compensation.

                         SAFEGUARD SUBSCRIPTION PROGRAM

     As part of this offering, we are offering shares of our class A common stock to shareholders of Safeguard Scientifics, Inc. that owned at least 100 shares of Safeguard common stock on October 20, 1999 in the Safeguard Subscription Program. The program is described in greater detail in the section of this prospectus entitled Plan of Distribution -- Safeguard Subscription Program.

                            ------------------------

     Unless otherwise noted, the information in this prospectus takes into account the conversion of preferred stock into shares of common stock, which will automatically occur immediately before this offering is completed. Each outstanding share of series A preferred stock, series B preferred stock and series C preferred stock will convert into 1.25 shares of class A common stock and each outstanding shares of series D preferred stock will convert into 1.25 shares of class B common stock. All shares offered by this prospectus are shares of class A common stock. The holders of class A common stock are entitled to one vote per share. Holders of our class B common stock are entitled to two and one-half votes per share. Unless otherwise indicated, the references to common stock in this prospectus refer to both our class A and class B common stock.

     The information in this prospectus also takes into account a 5-for-4 common stock split which was authorized by the Company's Board of Directors on December 6, 1999 and was effective on December 23, 1999.

     The references to Safeguard in this prospectus refer to Safeguard Scientifics, Inc. and its affiliates. The information throughout this prospectus also assumes that all of the shares offered in the Safeguard Subscription Program are purchased by shareholders of Safeguard Scientifics, Inc. and, as a result, no shares are shown as purchased by Safeguard under the Standby Stock Purchase Agreement. In addition, the information in this prospectus assumes that the underwriters will not exercise their over-allotment option.

     Please see the section entitled Capitalization for more information regarding the outstanding shares of our common stock and options to purchase our common stock.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table summarizes consolidated statements of operations data for our business. The pro forma consolidated statements of operations data gives effect to our acquisition of CIN, LLC and Professional Cattle Consultants, L.L.C. as if we had consummated these acquisitions at the beginning of each period. Cyberstockyard, Inc. is not included because the pro forma effects are not significant. We acquired CIN, LLC in February 1999 for an aggregate purchase price of approximately $2.3 million, which consisted of cash, shares of our class A common stock, assumption of liabilities, future contingent payments relating to sales of products over the CIN Web site and transaction costs. We acquired Professional Cattle Consultants, L.L.C. in May 1999 for an aggregate purchase price of approximately $1.8 million, which consisted of cash, the assumption of liabilities and transaction costs. We acquired Cyberstockyard, Inc. in March 1999 for an aggregate purchase price of approximately $542,000, which consisted of shares of our class A common stock and transaction costs. Business activities related to our continuing operations began on January 1, 1997. From our inception in 1994 until January 1997, our business activities related to the development and commercialization of infrared products focused on the transportation industry, primarily the maritime transportation industry. The historical data for the nine months ended September 30, 1998 and the pro forma data for the year ended December 31, 1998 and the nine months ended September 30, 1999 are unaudited.

                                                                                                 NINE
                                                                                                MONTHS
                                        YEAR ENDED       NINE MONTHS ENDED     YEAR ENDED        ENDED
                                       DECEMBER 31,        SEPTEMBER 30,      DECEMBER 31,   SEPTEMBER 30,
                                     -----------------   ------------------       1998           1999
                                      1997      1998      1998       1999      PRO FORMA       PRO FORMA
                                     -------   -------   -------   --------   ------------   -------------
                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA:
Revenue............................  $    --   $ 1,792   $ 1,106   $ 18,339     $ 2,283         $ 18,505
Cost of revenue....................       --     2,623     1,629     18,283       2,801           18,354
Operating expenses.................    1,356     4,769     3,187     10,296       6,266           10,784
Interest expense/other income,
  net..............................      141       332       231        443         315              454
                                     -------   -------   -------   --------     -------         --------
Profit (loss) from continuing
  operations.......................  $(1,497)  $(5,932)  $(3,941)  $(10,683)    $(7,099)        $(11,087)
                                     =======   =======   =======   ========     =======         ========
Profit (loss) from continuing
  operations per common share --
  basic and diluted................  $ (3.91)  $ (1.36)  $ (0.67)  $  (1.59)    $ (1.39)        $  (1.62)
                                     =======   =======   =======   ========     =======         ========
Weighted average number of common
  shares outstanding -- basic and
  diluted..........................      382     4,357     5,846      6,710       5,107            6,854
                                     =======   =======   =======   ========     =======         ========

     The following table summarizes our balance sheet data as of September 30, 1999.

     The unaudited pro forma consolidated balance sheet data give effect to:

     - The issuance of 4,555,556 shares of series D preferred stock and a warrant to purchase 1,138,889 shares of class B common stock at an exercise price equal to the initial public offering price, for $38.8 million ($18.0 million of cash and a $20.8 million note receivable) under a securities purchase agreement dated October 27, 1999, and the application of a portion of the proceeds from that agreement which repaid indebtedness to XL Vision of approximately $4.5 million;


     - The issuance of 500,000 shares of class A common stock in the concurrent private placement;


     - The automatic conversion of all outstanding shares of series A, series B, series C and series D preferred stock into shares of our common stock, which will occur immediately prior to the consummation of the offering;

     - The termination of the redemption right relating to 62,500 shares of class A common stock, which will occur immediately prior to the consummation of the offering; and

     - The repayment of $1,400,000 of a note payable to Turnkey Computer Systems, Inc., which is due upon the completion of this offering.

     The unaudited pro forma as adjusted consolidated balance sheet data below give effect to:

     - The events described in the five preceding paragraphs; and

     - The sale of 6,500,000 shares of class A common stock in this offering and our application of the estimated net proceeds from the sale of these shares, as described in the section entitled Use of Proceeds.


                                                          SEPTEMBER 30, 1999
                                                 ------------------------------------
                                                                         PRO FORMA AS
                                                 ACTUAL     PRO FORMA      ADJUSTED
                                                 -------    ---------    ------------
                                                            (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash...........................................  $ 1,650     $13,750       $ 83,726
Total assets...................................   16,229      28,329         97,563
Total indebtedness.............................   15,133       9,233             --
Total stockholders' equity.....................   (3,907)     14,499         92,966


     Total indebtedness as of September 30, 1999 includes amounts due to XL Vision totaling $6.1 million and to Safeguard totaling $7.3 million. We intend to use a portion of the net proceeds from this offering to pay in full amounts due to XL Vision and Safeguard. As of December 31, 1999, approximately $1.6 million was owed to XL Vision after repayment of $4.5 million with the net proceeds from the sale of series D preferred stock and a warrant to purchase 1,138,889 shares of class B common stock to Internet Capital Group, Inc.; the remaining $1.6 million will be paid with a portion of the net proceeds from this offering. The amount owed to Safeguard as of December 31, 1999 was approximately $10.3 million, and is to be repaid with the net proceeds of this offering. Safeguard owns approximately 14% of the outstanding common stock of Internet Capital Group, Inc., and owns approximately 55% of the outstanding capital stock of XL Vision.

                                  RISK FACTORS

     You should carefully consider the risks described below before investing in our class A common stock. The factors discussed below may harm our business, financial condition and results of operations and could result in a complete loss of your investment.

                         RISKS RELATED TO OUR BUSINESS

WE BEGAN OPERATIONS IN OUR CURRENT LINE OF BUSINESS IN JANUARY 1997 AND FACE SIGNIFICANT RISKS TYPICAL OF EARLY STAGE COMPANIES, WHICH COULD HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     We commenced operations in 1994 and commercially released our initial product in November 1997. Accordingly, we have only a limited operating history upon which you can evaluate our business. In addition, our business strategy and revenue model have changed significantly during the past year. Prior to this change, we generated revenue primarily from the sale and licensing of our AMIRIS product, a maritime navigational thermal imaging system, which we no longer sell, and our equine imaging system, an infrared product used to detect injuries in horses, which we continue to sell. We have sold the AMIRIS product line and have changed our business strategy to focus on business-to-business Internet commerce for the livestock industry. We only recently launched our commercial Web site for our initial target market, the cattle industry, in August 1999. Our limited operating history, combined with our recent shift in business strategy, makes predicting our future results of operations difficult. Our new business model has not been tested and, accordingly, we cannot be certain that our business strategy will be successful.

     Specific uncertainties relating to our new business model include our ability to:

     - Achieve acceptance of our Web site as a marketplace for electronic commerce;

     - Expand the number of cattle producers, feedlots and packers that utilize our services;

     - Develop and upgrade our products and technologies more effectively and rapidly than our competitors; and

     - Successfully implement our sales and marketing strategy.

WE HAVE A HISTORY OF NET LOSSES AND EXPECT TO CONTINUE TO INCUR LOSSES FOR THE FORESEEABLE FUTURE. IF WE CONTINUE TO INCUR LOSSES, OUR BUSINESS MAY NOT ULTIMATELY BE FINANCIALLY VIABLE.

     We have incurred significant net losses since inception. We reported a net loss of approximately $7.8 million for the year ended December 31, 1998, or 437% of total revenue, and approximately $10.7 million for the nine months ended September 30, 1999, or 58% of total revenue. We expect to continue to incur significant losses for the foreseeable future. As of September 30, 1999, we had accumulated net losses totaling approximately $27.5 million and a stockholders' deficit of $3.9 million. Our operating expenses have increased significantly in each year of our operation, and we anticipate that such expenses will continue to increase over the next several years as we expand our operations. Our revenue may not grow or may not even continue at its current level and, as a result, our financial condition and results of our operations may be harmed and our business may not be financially viable in the future. To achieve profitability, we must successfully address the following risks:

     - Lack of commercial acceptance of our online cattle sales and auction services;

     - Failure to expand the number of livestock industry participants using our network;

     - Failure to obtain access to data from feedlots to adequately address the information needs of our customers;

     - Inability to respond to competitive developments;

     - Failure to achieve brand recognition;

     - Failure to introduce new products and services; and

     - Failure to upgrade and enhance our technologies to accommodate expanded product and service offerings and increased customer traffic.

     If we are unable to successfully address any of these risks, our business may be harmed.

THE INTERNET LIVESTOCK PRODUCTS AND SERVICES MARKET, INCLUDING, IN PARTICULAR, THE ONLINE CATTLE SALES AND AUCTION MARKET, IS NEW AND UNCERTAIN AND OUR BUSINESS MAY NOT DEVELOP AS WE ANTICIPATE.

     The Internet market for livestock products and services, including, in particular, the online cattle sales and auction market, has only recently developed, and its continued development is subject to substantial uncertainty. To date, we have not realized adequate revenues from this market to achieve profitability. We cannot assure you that this market will continue to develop as we expect, if at all. Our revenue model depends on the commercial acceptance of our Internet-based products and services. We do not know if our target customers will use the Internet as a means of purchasing products and services. Even if potential customers choose to purchase livestock products and services over the Internet, they may not choose our online services to do so. If the market for livestock products and services over the Internet does not develop as we anticipate, our business and the results of our operations will be harmed.

     For the nine months ended September 30, 1999, we relied on online cattle sales and auction services for over 90% of our revenue and we expect to rely on the success of our online cattle sales and auction services for a significant majority of our revenue for the foreseeable future. As a result, our ability to achieve commercial acceptance of our cattle sales and auction services is critical to our ability to obtain future revenue. To date, we have not achieved revenues from cattle sales and auction services over the Internet that are sufficient for us to determine whether these services will achieve commercial acceptance. Any failure to successfully gain commercial acceptance of these services would harm our business and the results of our operations.

WE RECENTLY COMPLETED SIGNIFICANT ACQUISITIONS OF BUSINESSES AND TECHNOLOGIES AND WE MAY MAKE OTHER BUSINESS ACQUISITIONS IN THE FUTURE, WHICH MAY BE DIFFICULT TO INTEGRATE INTO OUR BUSINESS AND MAY DISRUPT OR NEGATIVELY IMPACT OUR BUSINESS.

     We recently made, and will continue to make, investments in and acquisitions of complementary companies, technologies and assets that constitute critical aspects of our current and future business operations. If we fail to successfully integrate the operations of these companies, technologies or assets into our business, we may not be able to successfully execute our business strategy. We acquired substantially all of the assets of CIN,

LLC in February 1999, and Professional Cattle Consultants, L.L.C. in May 1999. In connection with our acquisition of CIN, we hired Scott Crain, one of our key employees. We also acquired all of the issued and outstanding stock of Cyberstockyard, Inc. in March 1999. Each of these acquired businesses is critical to our current business operations and growth strategy.

     These and any future acquisitions may result in:

     - Difficulties in assimilating technologies, products, personnel and operations;

     - Diversion of our management's attention;

     - Entering markets in which we have no or limited prior experience;

     - Loss of key employees of acquired organizations; and

     - Capital requirements in excess of what we anticipate.

     In the future, acquiring companies, assets or technologies may also require us to make cash payments, assume debt, incur large write-offs related to intangible assets and issue equity, which will dilute ownership interest.

IF WE FAIL TO GENERATE SUFFICIENT CASH FLOWS IN THE FUTURE, WE MAY BE UNABLE TO RECOVER THE CARRYING AMOUNT OF OUR INTANGIBLE ASSETS, WHICH WOULD HARM OUR RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

     As a result of our recent acquisitions of companies, technologies and assets, we have recorded $6.3 million of intangible assets on our balance sheet as of September 30, 1999. If we are unable to generate sufficient cash flows that are attributable to these intangible assets, we may be unable to recover all or a portion of the carrying amount of such assets. Therefore, we may be required to reduce the value of these assets as recorded on our balance sheet. This would require us to record an expense in our statement of operations. This would also reduce our net assets and increase our losses, or reduce our profits, as the case may be. Any negative impact on our results of operations or balance sheet could reduce the price of your common stock.

A DECLINE IN THE DEMAND FOR BEEF COULD HARM OUR RESULTS OF OPERATIONS.

     For the nine months ended September 30, 1999, we derived over 90% of our revenue from products and services relating to the sale of cattle. If the demand for beef declines, the demand for our products and services would likely decline, and our results of operations would be harmed.

     In addition, because the economic benefit to a customer of using NutriCharge is based on receiving a substantial premium for higher quality beef over lower grade beef, if the price of prime beef declines relative to that of choice or select beef, the lower grades of beef as determined by the U.S. Department of Agriculture, our sales of NutriCharge could decline and our results of operations could be harmed. Generally, the difference between the value of prime grade beef, the most desirable grade, and choice grade beef, the next highest grade, represents a loss of value of approximately 80%, with an additional loss of value of 10-15% between choice and select beef.

IF WE ARE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS MAY BE HARMED.

     We cannot assure you that we will be able to effectively or successfully manage our growth. If we are unable to manage our growth effectively, our business operations would suffer. We seek to grow by increasing transaction and subscription volume, adding new products and services and by hiring additional employees. In particular, we are currently seeking to hire a Vice President of Human Relations and additional order buyers for our cattle auction and sales services. Our growth is likely to place a significant strain on our resources and systems. As we continue to increase the scope of our operations, we will need an effective planning and management process to implement our business strategy successfully and we will need to implement new and improve existing systems, procedures and controls. We will also need to expand, train and manage our workforce.

WE CURRENTLY DO NOT HAVE AN ADEQUATE CORPORATE INFRASTRUCTURE TO SUPPORT OUR OPERATIONS AND WE DEPEND UPON XL VISION AND SAFEGUARD TO PROVIDE SUCH SERVICES.

     We depend upon XL Vision and Safeguard for accounting, management and administrative resources. We are currently in the process of establishing our own corporate infrastructure. If our management team fails to manage this growth effectively, successfully establish our corporate infrastructure or if there are unanticipated costs or delays in the improvement and implementation of new and existing systems, procedures and controls, our business and financial condition may be harmed.

IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS, OUR BUSINESS AND COMPETITIVE POSITION WILL BE HARMED.

     Proprietary rights are important to our success and our competitive position. We protect our intellectual property through a combination of patent, copyright, trade secret and trademark law and confidentiality agreements with third parties. We currently have three pending U.S. patent applications, which relate to (i) the early detection of inflammation using our infrared imaging camera, (ii) feedlot information systems and methods and (iii) the cattle transaction process. We also have 31 pending U.S. trademark applications relating to our corporate identity, products and services. We cannot guarantee that any of our pending patent or trademark applications will be approved. Even if they are approved, the patents or trademarks may be challenged by other parties or invalidated. Because brand recognition is an important component of our business strategy, the protection of our trademarks is critical to our success. We also depend upon patents licensed to us by the Canadian government and trade secret law to protect the proprietary nature of our NutriCharge products. In addition, we depend upon our proprietary database of industry and client information to provide our clients with our information services. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products and technology or obtain access to our confidential proprietary database. Other parties may also breach confidentiality agreements and other protective contracts. We may not become aware of these breaches or have adequate remedies available. In addition, effective copyright, patent and trademark protection may be unavailable in certain countries to which we might expand our operations.

     In technology markets generally, there is frequent and substantial intellectual property litigation. We may be subject to legal proceedings and claims, including claims that we infringe third-party proprietary rights. While we are not aware of any patents, copyrights or other rights that would prevent us from manufacturing and commercializing our products or services in the United States and abroad, there can be no assurance that other parties will not assert infringement claims against us. There also can be no assurance that former employers of our present and future employees will not claim that our employees have improperly disclosed confidential or proprietary information to us. Any of these claims, with or without merit, could subject us to costly litigation and divert the attention of our personnel.

     We have filed an application to register eMerge Interactive and related service marks with the U.S. Patent and Trademark Office. We have received notice from a third party claiming superior rights to these marks and indicating an intent to oppose our registration of the marks in Patent and Trademark Office proceedings as well as oppose our commercial use of the marks. If we are unsuccessful in defending any such opposition, we may be required to cease using the eMerge marks at a future date, which may cause us to change our name. A change in our name may be costly and may result in customer confusion, which could harm our business.

WE TYPICALLY ASSUME THE OWNERSHIP OF CATTLE SOLD THROUGH OUR INTERNET CATTLE MARKETPLACE AND ARE SUBJECT TO THE RISK OF LOSS WHILE WE HOLD TITLE AND MARKET RISK.

     In the sales transactions conducted through our Internet cattle sales and auction services network, we typically contract to purchase cattle from a seller, identify a buyer for the cattle, take title to the cattle from the seller and then resell the cattle to the buyer. In this process, we enter into a contract to purchase cattle in advance of entering into a contract to sell the cattle. Therefore, until we actually complete a sale transaction, we are subject to the risk that we may be unable to sell cattle that we are contractually obligated to purchase. In addition, once we purchase the cattle, we assume title to the cattle for generally up to 48 hours. As a result, we assume the risk of liability, loss and deterioration in value of the cattle during that period. Although we review the background and credit history of our customers, we cannot assure you that we will receive full and timely payment in each instance. If the buyer does not accept the cattle, we may not be able to sell the cattle to other buyers on the same terms, and our profitability may be harmed. If the cattle suffer from health deterioration or weight loss while in our ownership, the purchasers may assert claims against us. Our business and financial condition may be harmed if we have to defend any claims or pay any refunds. If the cattle are destroyed while we have ownership, we may be held responsible for the loss or may be obligated to purchase additional cattle to fulfill our delivery commitments. As a result, our business may be harmed.

WE RELY ON TECHNOLOGY LICENSED FROM THE CANADIAN GOVERNMENT, THE LOSS OF WHICH MAY HARM OUR ABILITY TO SELL OUR NUTRICHARGE PRODUCT.

     We incorporate technology licensed exclusively from the Canadian government under a portfolio of patents relating to animal food science technology into our NutriCharge product. If we are unable to maintain this license on commercially favorable terms or need to replace the technology upon termination of the license, our ability to sell our NutriCharge product may be harmed. The license agreement expires in July 2018. The Canadian government can terminate the license agreement prior to its expiration if we breach a material term of the license agreement and fail to cure such breach, commence bankruptcy or insolvency proceedings or assign the license agreement without the Canadian government's prior written consent. If the license is terminated, we must return all acquired confidential information, including all licensed technologies, to the Canadian government and pay all costs due under the agreement. In such event, it may be impossible to develop or otherwise obtain rights to equivalent noninfringing technology.

WE HAVE SELECTED ARCHER-DANIELS-MIDLAND COMPANY AS OUR CURRENT SINGLE SOURCE OF SUPPLY FOR THE BASE COMPONENTS OF NUTRICHARGE. IF THIS RELATIONSHIP IS TERMINATED OR IF ARCHER-DANIELS-MIDLAND COMPANY IS UNABLE TO MEET OUR NEEDS ON A TIMELY BASIS, WE MAY INCUR SIGNIFICANT COSTS WHILE SEEKING AN ALTERNATIVE SOURCE OF SUPPLY AND MAY SUFFER DELAYS IN DELIVERING OUR PRODUCTS, WHICH COULD HARM OUR BUSINESS AND THE RESULTS OF OUR OPERATIONS.

     We currently have an agreement with a division of Archer-Daniels-Midland Company, or ADM, to provide us with the base components for NutriCharge. The agreement expires in August 2000, and will be automatically renewed for successive 12-month periods. If ADM fails to meet its obligations under the agreement and does not supply us in a timely fashion, we will be delayed in shipping products to our customers. ADM may terminate the agreement with 90 days' notice before the end of a term. If ADM terminates our relationship, we could experience a significant delay in providing NutriCharge as we seek other suppliers. As a result, we may realize reduced revenue during this period and may lose NutriCharge customers. In addition, we may incur significant costs while seeking an alternative source of supply. If we are delayed in delivering or are unable to deliver products to our customers, our business, financial condition and operating results would be adversely affected.

WE DEPEND ON OUR KEY EMPLOYEES FOR OUR SUCCESS. THE LOSS OF ANY OF THESE PERSONS COULD HARM OUR ABILITY TO COMPETE.

     Our success depends on the continued services of the following executive officers and key employees:

     - Charles L. Abraham;

     - T. Michael Janney;

     - Scott L. Mathews;

     - Marvin L. Slosman;

     - Arvind Subramanian;

     - J. Tom Brink;

     - Scott Crain, D.V.M.; and

     - Jim Gibb, Ph.D.

The loss of the services of any of these persons could harm our business, including our ability to compete effectively. Our performance also depends on our ability to attract, retain and motivate additional key officers and employees. We may be unable to retain our employees or to attract, assimilate and retain other qualified employees with relevant livestock and electronic commerce industry skills in the future. If we fail to attract, retain and motivate qualified employees, our business will be harmed.

WE MAY FACE COSTLY PRODUCT LIABILITY CLAIMS THAT COULD RESULT IN SIGNIFICANT AWARDS AGAINST US OR IMPAIR OUR ABILITY TO MARKET AND SELL OUR PRODUCTS AND SERVICES.

     A successful product liability claim brought against us could harm our financial condition and reputation in the industry. We may face product liability claims in connection with our cattle sales and auction services, feedlot operations analysis, comparative cattle industry analysis and benchmarking studies, cattle inventory management tools and NutriCharge, as well as future products and services. Even if unsuccessful, a product liability claim could result in costly litigation and divert management's attention and resources. We do not maintain product liability insurance.

WE EXPECT OUR QUARTERLY OPERATING RESULTS TO FLUCTUATE. IF WE FAIL TO MEET THE EXPECTATIONS OF PUBLIC MARKET ANALYSTS AND INVESTORS, THE MARKET PRICE OF OUR COMMON STOCK COULD DECLINE.

     We expect that our revenue and operating results will vary in the future as a result of a number of factors. Our quarterly results of operations may not meet the expectations of securities analysts and investors, which could cause the price of our common stock to decline. Our operating results in the future may not follow any prior trends. You should not rely on our historical results as an indication of future results. The factors that affect our quarterly operating results include:

     - Our ability to retain existing customers and attract new customers;

     - Our ability to develop and market new and enhanced products and services on a timely basis;

     - The introduction of new or enhanced Web sites, products and services by us;

     - Continued purchases by our existing customers; and

     - Future revenues from our equine imaging system, a decline in which may result in disproportionate fluctuations in our results of operations, since related manufacturing costs to a large extent remain fixed regardless of the number of units sold.

     In addition, a number of factors that are beyond our control will also affect our quarterly operating results, such as:

     - Demand for our products and services;

     - Product and price competition;

     - The introduction of new or enhanced Web sites, products and services by our competitors; and

     - Significant downturns in our targeted markets.

OUR QUARTERLY RESULTS COULD FLUCTUATE AS A RESULT OF SEASONAL FLUCTUATIONS IN THE CATTLE INDUSTRY.

     The cattle industry has historically experienced, and may continue to experience, seasonal fluctuations. These seasonal patterns may cause quarterly fluctuations in our operating results. In particular, a disproportionate number of cattle are sold to feedlots during the third and fourth quarters of each calendar year. Therefore, a greater number of sales transactions occur during these two calendar quarters. Due to our limited operating history and the recent changes in our business as a result of acquisitions, it is difficult to predict the effect that this seasonal pattern will have on our revenue and quarterly operating results.

OUR BACK-UP MECHANISMS ARE UNPROVEN, AND THEREFORE ARE VULNERABLE TO DAMAGE OR INTERRUPTION WHICH WOULD HARM OUR ABILITY TO RELIABLY SERVICE OUR CUSTOMERS.

     Our network server, satellites, computers and facilities are vulnerable to damage or interruption from a number of sources, including fire, flood, power loss, earthquakes, telecommunications failures, system failures, Internet brownouts, computer viruses, electronic break-ins and similar disruptions. We depend on these systems to provide our customers with online cattle sales and auction services, feedlot and cattle industry analyses, cattle inventory management tools and the sale of NutriCharge. During the past year, we experienced a system interruption caused by adverse weather conditions, which resulted in our system shutting down for approximately 24 hours. We may experience such an interruption in the future. Any substantial interruptions could result in the loss of data and could impair our ability to provide our products and services to customers and to generate revenues. Presently, we do not have a formal disaster recovery plan in effect. Moreover, our business interruption insurance may not be sufficient to compensate us for losses that may occur if any of our Internet-based services are interrupted.

WE INTEND TO EXPAND OUR BUSINESS TO INTERNATIONAL MARKETS. THE ADDITIONAL EXPENSES AND RISKS RELATING TO OUR INTERNATIONAL EXPANSION MAY HARM OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     As part of our business strategy, we intend to expand internationally by offering our products and services in markets within North and South America, Asia/Pacific and Europe, although we have not yet completed the development of our plan for international expansion. International expansion may require significant management attention, which could negatively impact our business. We may also incur significant costs in order to enter new international markets, which could harm our results of operations. Our business would be harmed if:

     - We experience difficulty expanding as a result of foreign laws and regulations, including export and import regulations applicable to commerce conducted across borders within regions;

     - We experience difficulty in tailoring our products and services to international markets; and

     - We experience difficulty in enforcing contractual obligations and intellectual property rights in foreign countries.

     If we successfully expand into foreign markets, our international business and our results of operations could be harmed as the result of:

     - Fluctuations in foreign exchange rates or rates of inflation;

     - Recessions in foreign countries;

     - Adverse U.S. and foreign tax laws; and

     - Political and economic instability.

                         RISKS RELATED TO THE INTERNET

IF ELECTRONIC COMMERCE DOES NOT CONTINUE TO GROW AS EXPECTED, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WILL BE HARMED.

     Our long-term success depends on widespread market acceptance of the Internet and online commercial services as a medium for commerce. If the Internet commerce market does not grow or grows more slowly than anticipated, our business, financial condition and results of operations will be harmed. A number of factors could prevent such acceptance, including:

     - The early stage of the Internet;

     - The lack of continued development of the Internet's technological infrastructure; and

     - Consumer concern about the security of electronic commerce transactions.

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

IF THE INTERNET OR OUR WEB SITES AND SYSTEMS CANNOT SUPPORT THE GROWTH IN ELECTRONIC COMMERCE, OUR BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS WILL BE HARMED.

     If the Internet fails to evolve to support growth in electronic commerce, our business, financial condition and results of operations will be harmed. Specifically, we would be harmed if:

     - The infrastructure of the Internet does not evolve to sufficiently support the substantial growth in usage of the Internet and therefore cannot process a growing number of transactions; and

     - The availability of telecommunication services is insufficient or telecommunication services do not evolve promptly to support real-time interactions with customers.

     If we do not continue to develop our Web sites and systems to sufficiently support growth in the demand for our services, our business will also be harmed. Specifically, we would be harmed if:

     - We fail to expand our infrastructure, including our Web sites, internet software and servers to accommodate an increased number of users; and

     - We fail to adapt our products and services to be compatible with new technology, and are therefore unable to provide our services to users of the new technology.

     We may also need to devote substantial resources to updating our Web sites and online services to support the growth of online commerce.

RISKS ASSOCIATED WITH THE SECURITY OF TRANSACTIONS AND TRANSMITTING CONFIDENTIAL INFORMATION OVER THE INTERNET MAY NEGATIVELY IMPACT OUR ELECTRONIC COMMERCE BUSINESS.

     We believe that concern regarding the security of confidential information transmitted over the Internet, such as credit card numbers and proprietary data, may prevent many potential customers from engaging in online transactions and may harm our business. We intend to use authentication technology, which requires passwords and other information to prevent unauthorized persons from accessing a customer's information, or encryption, which transforms information into a code designed to be unreadable by third parties, to protect confidential information. In addition, despite the measures we intend to take, our infrastructure is potentially vulnerable to physical or electronic break-ins, viruses or similar problems. If our security measures are circumvented, proprietary information could be misappropriated or our operations could be interrupted. Security breaches that result in access to confidential information could expose us to a risk of loss or liability. If we do not adequately address these concerns or face any claims in connection with a breach of security, our business, financial condition and operating results could be harmed.

WE COULD FACE LIABILITY FOR INFORMATION RETRIEVED FROM OR TRANSMITTED THROUGH OUR WEB SITES, WHICH COULD RESULT IN HIGH LITIGATION OR INSURANCE COSTS.

     As a publisher and distributor of online content, we face potential liability for defamation, negligence, copyright, patent or trademark infringement and other claims based on the nature and content of the materials that we publish or distribute on our Web sites. Any imposition of liability could negatively impact our reputation and result in increased insurance costs. Claims have been successfully brought against online services. Although we carry general liability insurance, our insurance may not cover claims of these types or may not be adequate to cover us for all liability that may be imposed.

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

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES COULD RESULT IN ADDITIONAL BURDENS TO DOING BUSINESS ON THE INTERNET.

     The laws governing the Internet remain largely unsettled, even in areas where there has been some legislative action. It may take years to determine whether and how existing laws including those governing intellectual property, privacy, libel and taxation apply to the Internet. Our business, results of operations and financial condition could be harmed by the adoption or modification of laws or regulations relating to the Internet that result in the imposition of additional cost on conducting business over the Internet or impose additional restrictions on our ability to conduct our business operations.

     In 1998, the Internet Tax Freedom Act placed a three-year moratorium on state and local taxes on Internet access, except for taxes imposed prior to October 1, 1998, and on taxes which discriminate against online commerce. However, Congress may not renew this legislation in 2001 and state and local governments would be able to impose Internet-specific taxes on goods purchased electronically, in addition to taxes that are otherwise imposed on sales transactions.

     Laws and regulations that apply to Internet communications, commerce and advertising could increase the costs of communicating on the Web and adversely affect the demand for our products and services and thereby harm our business, results of operations and financial conditions. In addition, as a general matter, laws and regulations may also be adopted in the future covering e-commerce issues such as user privacy, pricing, content, copyrights, distribution, antitrust matters, taxation and quality of products and services that may increase the cost of e-commerce. Several telecommunications carriers have asked the Federal Communications Commission to regulate telecommunications connections to the Internet, which could result in higher costs of doing business over the Internet. Legislation of these kinds could hinder growth in the use of the Internet generally and decrease the acceptance of the Internet as a communications and commercial medium.

     Due to the global nature of the Internet, it is possible that governments of foreign countries might attempt to regulate our transmissions or levy sales or other taxes relating to our activities and we may incur significant costs to comply with foreign laws. Furthermore, the European Union recently adopted a directive addressing data privacy that may result in limits on the collection and use of user information. In addition, the growth and development of the market for Internet commerce may prompt calls for more stringent consumer protection laws, both in the United States and abroad, that may impose additional burdens on companies conducting business over the Internet.

THERE IS INTENSE COMPETITION FOR INTERNET PRODUCTS AND SERVICES, WHICH COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE.

     Competition for Internet products and services and electronic commerce is intense. We expect that competition will continue to intensify. Barriers to entry are minimal, and competitors can launch new Web sites at a relatively low cost. Our competitors, such as traditional cattle auction services, video cattle auction providers, online cattle auction services, cattle and livestock information services and cattle industry product manufacturers, may develop Internet products or services that are superior to, or have greater market acceptance, than our products and services. If we are unable to compete successfully against our competitors, our business, financial condition and operating results will be harmed.

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

                         RISKS RELATED TO THE OFFERING

INTERNET CAPITAL GROUP, SAFEGUARD AND XL VISION WILL BE ABLE TO CONTROL MATTERS REQUIRING STOCKHOLDER APPROVAL AND MAY VOTE AGAINST MATTERS THAT YOU VOTE IN FAVOR OF OR MAY VOTE IN FAVOR OF MATTERS THAT YOU VOTE AGAINST.


     The concentration of ownership of our common stock may delay, deter or prevent acts that would result in a change of control, which could reduce the market price of our common stock. Internet Capital Group and Safeguard are affiliated entities and Safeguard and XL Vision are affiliated entities. Following the closing of this offering, Internet Capital Group, Safeguard and XL Vision together will have the power to vote approximately 65.2% of the aggregate number of votes to which the holders of our common stock are entitled. In addition, Safeguard and Internet Capital Group are parties to a joint venture agreement under which they have agreed to use their best efforts to vote together on matters submitted to stockholders for approval. As a result, these stockholders will be able to control all matters requiring stockholder approval. These stockholders may have interests that differ from yours. Matters that typically require stockholder approval include:


     - Election of directors;

     - Approval of a merger or consolidation; and

     - Approval of a sale of all or substantially all of our assets.

     Of the seven members of our board of directors, the following four directors also serve as directors and/or officers of Internet Capital Group, Safeguard or XL Vision:

     - John S. Scott, Chairman of our board of directors, is the Chief Executive Officer and the Chairman of the board of directors of XL Vision;

     - Douglas A. Alexander, a member of our board of directors, is the Managing Director of Internet Capital Group;

     - E. Michael Forgash, a member of our board of directors, is a Vice President of Safeguard, a member of the board of directors of Internet Capital Group and a member of the board of directors of XL Vision; and

     - John W. Poduska, Sr., Ph.D., a member of our board of directors, is a member of the board of directors of Safeguard and a member of the board of directors of XL Vision.

     In addition, Internet Capital Group has the right to elect two directors to our board, one of which has not yet been designated. Under the joint venture agreement, Safeguard and Internet Capital Group have agreed to vote for two designees of Safeguard and two designees of Internet Capital Group in all future elections of directors. Safeguard, XL Vision and Internet Capital Group will therefore have the ability to significantly influence our management.

SINCE WE HAVE NO PLANS FOR THE USE OF THE MOST OF THE PROCEEDS OF THIS OFFERING, WE WILL HAVE BROAD DISCRETION IN THE USE OF THESE PROCEEDS AND MAY USE THE PROCEEDS FOR PURPOSES NOT CURRENTLY CONTEMPLATED BY US AND FOR WHICH YOU DO NOT AGREE, SUCH AS ACQUISITIONS.

     Our primary purpose for this offering is to create a public market for our common stock. We will have broad discretion in how we use the proceeds of this offering and you will not have the opportunity to evaluate the economic, financial or other information on which we base our decisions on how to use the proceeds. We plan to use the proceeds from this offering to repay outstanding debt relating to a recent acquisition and for working capital and general corporate purposes. We may also use the proceeds in future strategic acquisitions of, or investments in, businesses that offer products, services and technologies that further our ability to provide products and services to businesses or increase our ability to sell our products and offer services to new markets. Until the need arises to use the proceeds from this offering, we plan to invest the net proceeds in investment grade, interest-bearing securities.

THE SALE OF OUTSTANDING SHARES IN THE MARKET BY OUR EXISTING STOCKHOLDERS IN THE FUTURE MAY ADVERSELY AFFECT OUR STOCK PRICE.

     If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options and warrants, in the public market following the offering, then the market price of our common stock could fall. Based upon the number of shares outstanding as of December 31, 1999, of the 32,232,902 shares that will be outstanding after the consummation of this offering:

     - 8,000,000 shares offered through this prospectus will be freely tradeable in the public market;

     - 24,007,080 shares may be sold subject to compliance with Rule 144, of which 11,312,633 shares may be sold without restriction under Rule 144(k) if they are not held by our affiliates; and

     - 225,822 shares may be sold 90 days following the date of this prospectus subject to compliance with Rule 701.

     Although 23,131,956 of the shares described above are subject to lock-up agreements, such shares may become tradeable, subject to compliance with Rule 144 or Rule 701, beginning 180 days after the date of this prospectus. In addition, after the consummation of this offering, there will be options to purchase 2,769,116 shares of class A common stock outstanding that were granted under our equity compensation plans. We intend to file a registration statement on Form S-8 to register the shares issued pursuant to the exercise of options granted under our equity compensation plans. There is also a warrant to purchase 1,138,889 shares of class B common stock outstanding.

WE EXPECT TO EXPERIENCE VOLATILITY IN OUR STOCK PRICE THAT COULD NEGATIVELY IMPACT THE VALUE OF YOUR INVESTMENT.

     Prior to this offering, there has been no public market for our common stock. Accordingly, the market price of our common stock, like the market for Internet-related and technology companies in general, could be highly volatile. The initial public offering price for our shares will be determined by us and the representatives of the underwriters and may not be indicative of the price that will prevail in the public market after our shares begin trading. Any significant fluctuations in the future might result in a material decline in the market price of our common stock.

     The price at which our common stock will trade after this offering is likely to be highly volatile and may fluctuate substantially due to factors such as:

     - Actual or anticipated variations in quarterly operating results;

     - Announcements of technological innovations;

     - Conditions or trends in the cattle industry;

     - New sales formats of new products or services;

     - Changes in or failure by us to meet financial estimates of securities analysts;

     - Conditions or trends in the Internet industry;

     - Announcements by us or our competitors of significant acquisitions, strategic partnerships or joint ventures;

     - Capital commitments;

     - Additions or departures of key personnel; and

     - Sales of common stock.

     In addition, the U.S. stock markets have from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of technology companies, particularly Internet companies. In the past, these broad market fluctuations have been unrelated or disproportionate to the operating performance of these companies. In the past, following periods of volatility in the market price of a particular company's securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts the attention and resources of management, which could harm our business and operating results.

NEW INVESTORS IN OUR COMMON STOCK WILL EXPERIENCE IMMEDIATE AND SUBSTANTIAL DILUTION.


     The initial public offering price is substantially higher than the book value per share of our common stock. Investors purchasing our common stock in this offering will, therefore, incur immediate dilution of $10.30 in net tangible book value per share of our common stock. This dilution figure deducts the estimated underwriting discounts and commissions and estimated offering expenses payable by us from the initial public offering price. Investors will incur additional dilution upon the exercise of outstanding stock options.


OUR UNDESIGNATED PREFERRED STOCK MAY DETER POTENTIAL ACQUISITION BIDS FOR OUR BUSINESS, INCLUDING BIDS THAT MAY BE BENEFICIAL TO YOU.

     Our board of directors may issue up to 15,000,000 shares of preferred stock in one or more series. The board of directors can fix the number of shares of each class and the voting rights, preferences, limitations and special rights, if any, without any further vote or action by our stockholders. The issuance of shares of preferred stock without further action by our stockholders may delay or prevent a change in control transaction. The issuance of shares of preferred stock may adversely affect your relative voting and other rights relating to your shares of common stock.

DELAWARE LAW MAY DETER POTENTIAL ACQUISITION BIDS FOR OUR BUSINESS, INCLUDING BIDS WHICH MAY BE BENEFICIAL TO YOU.

     Delaware law may deter potential bids for our business. We are subject to the anti-takeover provisions of the Delaware General Corporation Law, which regulates corporate acquisitions. Delaware law prevents us from engaging in a business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder. For purposes of Delaware law, a business combination includes a merger or consolidation involving us and the interested stockholder and the sale of more than 10% of our assets. In general, Delaware law defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of a corporation and any entity or person affiliated with or controlling or controlled by such entity or person. Under Delaware law, a Delaware corporation may opt out of the anti-takeover provisions. We do not intend to opt out of these anti-takeover provisions.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that address electronic commerce strategy, acquisition and expansion strategy, development of services, use of proceeds, projected capital expenditures, liquidity, development of additional revenue sources, development and maintenance of strategic alliances, market acceptance of the Internet, technological advancement, ability to develop brand identification and global expansion. These statements may be found in the sections of this prospectus entitled Prospectus Summary, Risk Factors, Use of Proceeds, Management's Discussion and Analysis of Financial Condition and Results of Operations, Business and in this prospectus generally. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in Risk Factors and elsewhere in this prospectus.

                                USE OF PROCEEDS

     We expect to receive approximately $78.5 million in net proceeds from the sale of the 6,500,000 shares of class A common stock in this offering, assuming an initial public offering price of $13.00 per share, underwriters' discount of $4.3 million and our offering expenses of $1.7 million. We expect to receive approximately $8.2 million in net proceeds if the underwriters' over-allotment option is exercised in full. We will not receive any proceeds from the sale of class A common stock by the selling stockholders.

     The primary purpose of this offering is to obtain additional capital, create a public market for the common stock and facilitate future access to public markets.

     We intend to use a portion of the net proceeds from this offering to pay outstanding debt owed to XL Vision and Safeguard.

     - We intend to repay approximately $1.6 million of principal and interest owed to XL Vision as of December 31, 1999 with the net proceeds from this offering. The debt owed to XL Vision is evidenced by a promissory note, which bears interest at an annual rate of 7% and matures upon consummation of our initial public offering or a sale of the company.

     - We intend to repay approximately $10.3 million of principal and interest owed to Safeguard as of December 31, 1999 with the proceeds of this offering. The debt owed to Safeguard is evidenced by two promissory notes, which bear interest at an annual rate equal to the prime lending rate plus 1%. The note covering $3.0 million matures in January 2000 and the note covering the remainder matures in October 2000.

     In addition, we intend to use proceeds from this offering to repay any additional debt that may be incurred by us prior to the completion of this offering to XL Vision pursuant to our revolving promissory note, which bears interest at an annual rate equal to the prime lending rate plus 1% and matures upon consummation of our initial public offering or the sale of the company or to Safeguard. The actual amount of the proceeds used for the repayment of debt will depend upon the amount of interest accrued and any additional borrowings or payments that are made prior to the completion of this offering.

     In addition, we intend to use the net proceeds of this offering for payment of $1.4 million representing a deferred payment of a portion of the purchase price of a 19% investment in Turnkey Computer Systems, Inc. The payment is due and payable upon the earlier of the consummation of this offering or in payments of $500,000, which was due and paid on December 31, 1999, $500,000 due on December 31, 2000 and $400,000 due on December 31, 2001. We also intend to use the proceeds from this offering for working capital and other general corporate purposes.

     We may also use a portion of the net proceeds to acquire additional businesses, products and technologies or to establish joint ventures that we believe will complement our current or future business. However, we have no specific plans, agreements or commitments, oral or written, to do so. We are not currently engaged in any negotiations for any acquisition or joint venture. The amounts that we actually expend for working capital purposes will vary significantly depending on a number of factors, including future revenue growth, if any, the amount of cash we generate from operations and the progress of our product development efforts. As a result, we will retain broad discretion in the allocation of the net proceeds of this offering. Pending the uses described above, we will invest the net proceeds in short-term interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never paid cash dividends on our common stock. We currently intend to retain any future earnings to fund the development and growth of our business. Therefore, we do not anticipate paying any cash dividends in the future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of September 30, 1999. We present capitalization:

     - On an actual basis;

     - On a pro forma basis to give effect to:

          - The issuance of 4,555,556 shares of series D preferred stock and a warrant to purchase 1,138,889 shares of class B common stock for $38.8 million ($18.0 million of cash and a $20.8 million note receivable) under a securities purchase agreement with Internet Capital Group Inc. dated October 27, 1999 and the application of a portion of the proceeds therefrom to repay indebtedness to XL Vision of approximately $4.5 million;


          - The issuance of 500,000 shares of class A common stock in the concurrent private placement;


          - The automatic conversion of all outstanding shares of series A, series B and series C preferred stock into shares of class A common stock and all outstanding shares of series D preferred stock into shares of class B common stock, which will occur immediately prior to the consummation of the offering;

          - The termination of the redemption right relating to 62,500 shares of class A common stock, which will occur immediately prior to the consummation of the offering; and

          - The repayment of $1,400,000 of a note payable to Turnkey Computer Systems, Inc. which is due upon the completion of this offering.

     - On a pro forma as adjusted basis to give effect to:

          - The events described in the five preceding paragraphs; and

          - The sale of the 6,500,000 shares of class A common stock in this offering and application of the estimated net proceeds from the sale of these shares, as described in the section entitled Use of Proceeds, at an assumed initial public offering price of $13.00 per share, after deducting underwriting discounts and commissions and our estimated offering expenses.

          The table does not include the following:

             - 2,488,494 shares of class A common stock issuable upon the exercise of outstanding options granted under our equity compensation plans as of September 30, 1999 at a weighted average exercise price of $1.54 per share, of which options to purchase 716,369 shares of class A common stock were exercisable at a weighted average exercise price of $1.06 per share;

             - 747,250 additional shares of class A common stock available for issuance under our 1996 and 1999 equity compensation plans as of September 30, 1999; and

             - 1,138,889 shares of class B common stock issuable on the exercise of a warrant that will be exercisable upon consummation of this offering at an exercise price equal to the initial public offering price.

     This table should be read in conjunction with the section entitled Management's Discussion and Analysis of Financial Condition and Results of Operations and the consolidated financial statements and notes to those statements included elsewhere in this prospectus.


                                                              SEPTEMBER 30, 1999
                                                      ----------------------------------
                                                                              PRO FORMA
                                                       ACTUAL    PRO FORMA   AS ADJUSTED
                                                      --------   ---------   -----------
                                                                (IN THOUSANDS)
Total indebtedness..................................  $ 15,133   $  9,233     $      --
Class A common stock, subject to redemption; 62,500
  shares issued and outstanding actual; no shares
  issued and outstanding pro forma or pro forma as
  adjusted..........................................       406         --            --
                                                      --------   --------     ---------
Stockholders' equity:
  Preferred stock, par value $0.01 per share,
     15,000,000 shares authorized:
     Series A preferred stock; 6,500,000 shares
       designated; 6,443,606 shares issued and
       outstanding actual and no shares issued and
       outstanding pro forma or pro forma as
       adjusted.....................................        64         --            --
     Series B junior preferred stock; 2,400,000
       shares designated; 2,400,000 shares issued
       and outstanding actual and no shares issued
       and outstanding pro forma or pro forma as
       adjusted.....................................        24         --            --
     Series C preferred stock; 1,300,000 shares
       designated; 1,100,000 shares issued and
       outstanding actual; no shares issued and
       outstanding pro forma or pro forma as
       adjusted.....................................        11         --            --
     Series D preferred stock; 4,555,556 shares
       designated; no shares issued and outstanding
       actual, pro forma or pro forma as adjusted...        --         --            --
  Common stock, par value $.008 per share;
     100,000,000 shares authorized:
     Class A common stock; 92,711,110 shares
       designated; 6,957,694 shares issued and
       outstanding actual; 19,949,702 shares issued
       and outstanding pro forma; 26,449,702 shares
       issued and outstanding pro forma as
       adjusted.....................................        56        156           208
     Class B common stock; 7,288,890 shares
       designated; no shares issued and outstanding
       actual; 5,694,445 shares issued and
       outstanding pro forma and pro forma as
       adjusted.....................................        --         46            46
  Additional paid-in capital........................    23,454     62,628       141,043
  Accumulated deficit...............................   (27,453)   (27,453)      (27,453)
  Note receivable from Internet Capital Group,
     Inc. ..........................................        --    (20,815)      (20,815)
  Unearned compensation.............................       (63)       (63)          (63)
                                                      --------   --------     ---------
       Total stockholders' equity...................    (3,907)    14,999        92,966
                                                      --------   --------     ---------
          Total capitalization......................  $ 11,632   $ 23,732     $  92,966
                                                      ========   ========     =========

                                    DILUTION


     As of September 30, 1999, our net tangible book value on a pro forma basis giving effect to the issuance of 4,555,556 shares of series D preferred stock and a warrant to purchase 1,138,889 shares of class B common stock for an aggregate of $18.0 million in cash and a note receivable on October 27, 1999, the conversion of our preferred stock into shares of our common stock, and the termination of the redemption right related to the 62,500 shares of class A common stock, which will automatically occur immediately prior to the consummation of this offering, and the issuance of 500,000 shares of common stock in a concurrent private placement, was approximately $8.2 million or $0.32 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities. As of September 30, 1999, our net tangible book value, on a pro forma basis as adjusted for the sale of the 6,500,000 shares of our class A common stock, based on an assumed initial public offering price of $13.00 per share, and after deducting the underwriting discounts and commissions and our estimated offering expenses, would have been approximately $2.70 per share. This represents an immediate increase of $2.38 per share to existing stockholders and an immediate dilution of $10.30 per share to new investors. The following table illustrates this per share dilution:



Assumed initial public offering price per share..........            $13.00
  Pro forma net tangible book value per share at
     September 30, 1999..................................  $ 0.32
  Increase in pro forma net tangible book value per share
     attributable to new investors.......................    2.38
                                                           ------
Pro forma net tangible book value per share after the
  offering...............................................              2.70
                                                                     ------
Dilution per share to new investors......................            $10.30
                                                                     ======


     The following summarizes on a pro forma basis as of September 30, 1999 the differences between the total consideration paid and the average price per share paid by the existing stockholders and the new investors with respect to the number of shares of common stock purchased from us based on an assumed initial public offering price of $13.00 per share.


                                 SHARES PURCHASED      TOTAL CONSIDERATION
                               --------------------   ----------------------   AVERAGE PRICE
                                 NUMBER     PERCENT      AMOUNT      PERCENT   PAID PER SHARE
                               ----------   -------   ------------   -------   --------------
Existing stockholders........  25,644,147     79.8%   $ 42,271,589     33.3%       $ 1.65
New investors................   6,500,000     20.2      84,500,000     66.7         13.00
                               ----------    -----    ------------    -----
     Total...................  32,144,147    100.0%   $126,771,589    100.0%
                               ==========    =====    ============    =====


     The total consideration does not include the non-cash portion of the consideration for the series D preferred stock or the proceeds allocated to the warrant totaling $24.1 million described above.

     The information set forth above does not include the following:

     - 2,488,494 shares of class A common stock issuable upon the exercise of outstanding options granted under our equity compensation plans as of September 30, 1999 at a weighted average exercise price of $1.54 per share, of which options to purchase 716,369 shares of class A common stock were exercisable at a weighted average exercise price of $1.06 per share;

     - 747,250 additional shares of class A common stock available for issuance under our 1996 and 1999 equity compensation plans as of September 30, 1999; and

     - 1,138,889 shares of class B common stock issuable on the exercise of a warrant that will be exercisable upon consummation of this offering at an exercise price equal to the initial public offering price.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated financial data set forth below for the years ended December 31, 1997 and 1998 and the nine months ended September 30, 1999 are derived from our consolidated financial statements which have been audited by KPMG LLP, independent certified public accountants, and are included elsewhere in this prospectus. All business activities from inception through 1996 related to the transportation business segment which was disposed of in January 1999. As a result, we have not included operations data for the years ended December 31, 1994, 1995 and 1996.

     We prepared the unaudited pro forma consolidated financial information for the year ended December 31, 1998 and for nine months ended September 30, 1999 by combining the historical results of two of the three companies we acquired, CIN, LLC and Professional Cattle Consultants, L.L.C., with our historical results using the purchase method of accounting. Cyberstockyard, Inc. is not included because the pro forma effects are not significant. We acquired CIN, LLC in February 1999, Professional Cattle Consultants, L.L.C. in May 1999 and Cyberstockyard, Inc. in March 1999. This is described in the notes accompanying the pro forma consolidated financial information included elsewhere in this prospectus. We have presented this information to give you a better picture of what our business might have looked like if we had owned CIN, LLC and Professional Cattle Consultants, L.L.C. during the periods presented. These companies may have performed differently if they had actually been combined with our operations. You should not rely on the unaudited pro forma information as being indicative of the historical results that we would have had or the future results that we will experience after the acquisitions.

     You should read the selected consolidated financial data together with our historical and pro forma consolidated financial statements and notes thereto and the section of the prospectus entitled Management's Discussion and Analysis of Financial Condition and Results of Operations.

                                                                           NINE MONTHS
                                                      YEAR ENDED              ENDED           YEAR ENDED       NINE MONTHS
                                                     DECEMBER 31,         SEPTEMBER 30,      DECEMBER 31,         ENDED
                                                   -----------------   -------------------       1998       SEPTEMBER 30, 1999
                                                    1997      1998       1998       1999      PRO FORMA         PRO FORMA
                                                   -------   -------   --------   --------   ------------   ------------------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenue..........................................  $    --   $ 1,792   $  1,106   $ 18,339     $  2,283          $ 18,505
Cost of revenue..................................       --     2,623      1,629     18,283        2,801            18,354
Operating expenses:
  Selling, general and administrative............      628     3,660      2,428      7,540        4,815             7,992
  Research and development.......................      728     1,109        759      2,756        1,451             2,792
                                                   -------   -------   --------   --------     --------          --------
    Total operating expenses.....................    1,356     4,769      3,187     10,296        6,266            10,784
Interest expense/other income, net...............      141       332        231        443          315               454
                                                   -------   -------   --------   --------     --------          --------
Profit (loss) from continuing operations.........  $(1,497)  $(5,932)  $ (3,941)  $(10,683)    $ (7,099)         $(11,087)
                                                   =======   =======   ========   ========     ========          ========
Profit (loss) from continuing operations per
  common share -- basic and diluted..............  $ (3.91)  $ (1.36)  $  (0.67)  $  (1.59)    $  (1.39)         $  (1.62)
                                                   =======   =======   ========   ========     ========          ========
Weighted average number of common shares
  outstanding -- basic and diluted...............      382     4,357      5,846      6,710        5,107             6,854
                                                   =======   =======   ========   ========     ========          ========

                                                                              DECEMBER 31,
                                                              --------------------------------------------   SEPTEMBER 30,
                                                              1994     1995      1996      1997      1998        1999
                                                              -----   -------   -------   -------   ------   -------------
                                                                             (IN THOUSANDS)
CONSOLIDATED BALANCE SHEETS DATA:
Cash........................................................  $  --   $    --   $     2   $    --   $   --      $ 1,650
Total assets................................................     --         6       260     2,165    6,602       16,229
Total indebtedness..........................................    411     1,747     3,636     8,040    5,572       15,133
Total stockholders' equity (deficit)........................   (411)   (1,742)   (3,457)   (6,875)       3       (3,907)

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the financial information included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results contemplated by these forward-looking statements as a result of many factors, including those discussed below and elsewhere in this prospectus.

OVERVIEW

     We are a business-to-business electronic commerce company combining content, community and transaction services to create an online marketplace for the cattle industry. We offer our comprehensive cattle products and services through our integrated family of Web sites, our proprietary information management application, and our direct sales force. Our products and services are designed to create an efficient market for the purchase and sale of cattle and to improve quality and productivity in the cattle industry. Our revenue is derived from cattle sales through Cyberstockyard, subscriptions to our information management products and services and sales of NutriCharge and equine imaging systems.

     We were incorporated in 1994 as a subsidiary of XL Vision, Inc. to develop and commercialize infrared technology applications. XL Vision is a private company that provides strategic, technical and business support to create technology companies. Our initial focus was on the transportation market in which we sold our navigational infrared imaging system, the AMIRIS system. The AMIRIS system uses infrared technology to create an image based on small differences in the temperatures of the objects being viewed, such as an iceberg in water. In 1997, we expanded our infrared applications to the animal sciences industry with the development of an equine imaging system to detect health problems. The equine imaging system enables veterinarians to visualize small differences in the surface temperature of horses, and therefore identify heat, a common sign of inflammation associated with injury at early stages. In July 1997, we also completed our first round of private financing and began our direct relationship with Safeguard Scientifics, Inc., which was the largest single purchaser of our series A preferred stock. Safeguard beneficially owns approximately 55% of the outstanding capital stock of XL Vision and approximately 27% of our outstanding capital stock prior to this offering.

     To expand our product base, in July 1998, we licensed a portfolio of patents from a division of the Canadian government relating to the application of infrared technology to the animal science field and a restorative feed supplement called NutriCharge. Under this agreement, we will begin paying royalties based on a percentage of sales beginning on July 29, 2000.

     In order to focus on the cattle industry, we discontinued production of the AMIRIS system. In January 1999, we entered into a license agreement with Sperry Marine, Inc., a subsidiary of Litton Industries, Inc., which granted them the right to become the sole producer of the AMIRIS system. In connection with this license, we will receive a royalty of 8% of sales of the AMIRIS system up to a maximum royalty of $4.3 million over a four year period or up to a maximum royalty of $5.0 million if $4.3 million is not received within four years. Upon receipt of the maximum amount, we will transfer all rights, title and interest to the licensed intellectual property to Sperry. To date, we have not received any royalties from this license. Results from this line of business and the related loss on disposal have been segregated from continuing operations and included in discontinued operations in our financial statements.

     In November 1999, we sold 4,555,556 shares of our Series D preferred stock to Internet Capital Group, as a result of which Internet Capital Group became one of our principal stockholders. Internet Capital Group owns approximately 31% of our outstanding capital stock and controls approximately 50% of the voting power of our outstanding capital stock prior to this offering. Internet Capital Group is an Internet holding company that invests in business-to-business electronic commerce companies. Safeguard owns approximately 14% of the outstanding common stock of Internet Capital Group.

     In January 2000, we entered into an agreement with Southern States Cooperative, Inc. under which Southern States will procure cattle for us for sale through our online cattle sales and auction services. Under this agreement, we will pay royalties to Southern States based on the number of cattle we sell that were procured by Southern States.

REVENUE RECOGNITION

     We recognize revenue in accordance with the terms of the sale or contract, generally as products are shipped or services are provided. In cattle sales transactions we act as principal when purchasing cattle from suppliers and reselling them to customers. We take title when the supplier delivers the cattle to us, arrange for shipment to our customer, and own as inventory until delivered to and accepted by the buyer, typically a 24 to 48 hour period. We are responsible for the resale of the cattle, bear all risk associated with the cattle until resold, and bear the credit risk until full payment is received from our customers. We recognize revenue when cattle are shipped to the customer equal to the purchase price paid by the customer. Gross profit on cattle sale transactions is determined by the mark-up that we add to the price that we pay to purchase the cattle. Revenue from the sale of livestock health management and quality enhancement products, equine imaging cameras and NutriCharge, is recognized on shipment to the customer. Revenue from our information management products is recognized in the period in which the information or analysis is delivered to the customer, normally on a monthly basis.

ACQUISITIONS

     In February 1999, we purchased substantially all of the tangible and intangible assets of CIN, LLC for an aggregate purchase price of approximately $2.3 million. These assets included the Feedlot Information System, a proprietary, patent pending, information system for cattle feedlots. In addition, we acquired tangible assets including computers and office equipment and furnishings, which we are currently utilizing. The purchase price for the assets consisted of 750,000 shares of our class A common stock valued at $720,000, the assumption of $812,000 of liabilities, a cash payment due in October 1999 of $358,000, and an agreement to pay the first $350,000 from Internet sales of third-party products over the Web site and transaction costs of $57,000.

     In March 1999, we acquired 100% of the common stock of Cyberstockyard, Inc. for approximately $542,000. The purchase price consisted of 200,000 shares of our class A common stock valued at $450,000, the assumption of $90,000 of liabilities and transaction costs of $2,000. Through this acquisition, we obtained Cyberstockyard.com, our online cattle sales and auction services, and related software applications. Cyberstockyard.com has been integrated into our suite of products and services. During the three months ended June 30, 1999, we began executing cattle sales utilizing Cyberstockyard.com.

     In May 1999, we purchased substantially all of the tangible and intangible assets of Professional Cattle Consultants, L.L.C., a leading cattle industry information resource and database for approximately $1.8 million. The purchase price consisted of $1.8 million in cash, the assumption of approximately $3,000 in liabilities and transaction costs of $25,000.

In June 1999, we began selling comparative analysis and market information for the feedlot industry with the assets acquired from Professional Cattle Consultants, L.L.C.

     We have presented pro forma results of operations as if the acquisition of CIN, LLC and Professional Cattle Consultants, L.L.C. had occurred on January 1, 1998. Cyberstockyard, Inc. is not included because the pro forma effects are not significant. The pro forma loss from continuing operations for the year ended December 31, 1998 was $7.1 million compared to the actual net loss of $5.9 million. The increase in the net loss results primarily from the net losses of the acquired companies and the pro forma amortization of the intangible assets associated with these acquisitions. The pro forma loss from continuing operations for the nine months ended September 30, 1999 was $11.1 million compared to the actual loss from continuing operations of $10.7 million. The increase in the loss is primarily related to the losses of the companies acquired and the pro forma amortization of the intangible assets associated with the acquisitions.

     Because of the significance of these acquisitions and the resulting additions to our products and services, the historical financial results are not indicative of future performance.

     We have incurred significant net losses since our inception. At September 30, 1999, we had an accumulated deficit of $27.5 million. The net losses and accumulated deficit resulted from our lack of substantial revenues, the costs of the significant personnel infrastructure and other costs incurred for the development and marketing of our initial products. We may never achieve significant revenue or profitability, or if we achieve significant revenue or profitability they may not be sustained.

RESULTS OF OPERATIONS

  NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 1999

     Revenue increased from $1.1 million for the nine months ended September 30, 1998 to $18.3 million for the nine months ended September 30, 1999. Revenue from our cattle sales segment increased to $17.0 million for the nine months ended September 30, 1999. There was no revenue from the cattle sales segment in 1998. Revenue from the animal sciences segment increased by 19% from $1.0 million for the nine months ended September 30, 1998 to $1.3 million for the nine months ended September 30, 1999. This growth is due primarily to the increased sales of NutriCharge and the sale of subscriptions to our comparative feedlot analysis and market information service. Revenue from sales of our equine imaging system was flat, as increased average selling prices offset a decline in units sold.

     Cost of revenue consists primarily of the direct cost to acquire cattle, NutriCharge and equine imaging systems components and indirect manufacturing overhead costs such as support personnel, facilities costs, supplies and depreciation, which were primarily associated with the production of the equine imaging system. Direct costs attributed to our cattle sales segment increased to $16.9 million for the nine months ended September 30, 1999. There were no direct costs from the cattle sales segment in 1998. Direct costs attributed to the animal sciences segment decreased by 23% from $603,000 for the nine months ended September 30, 1998 to $492,000 for the nine months ended September 30, 1999. This decrease is due principally to the decline in unit sales of equine imaging systems. We generated a gross loss of $522,000 for the nine months ended September 30, 1998 and a gross profit of $56,000 for the nine months ended September 30, 1999. The change from a gross loss to a gross profit is due primarily to the increase in revenue, while cost of goods, principally manufacturing overhead, did not increase in proportion to the increase in revenue.

     Selling, general and administrative expenses increased 211% from $2.4 million for the nine months ended September 30, 1998 to $7.5 million for the nine months ended September 30, 1999.

     Sales and marketing expenses consist primarily of salaries and related costs, commissions for sales and marketing personnel, consulting fees, travel and entertainment, advertising and trade shows. Sales and marketing expenses increased 250% from $1.3 million for the nine months ended September 30, 1998 to $4.6 million for the nine months ended September 30, 1999. The increase is due primarily to expenses associated with expanding the number of personnel from 11 people at September 30, 1998 to 38 people at September 30, 1999 and consulting, travel and advertising costs to effect our business strategy. We expect these costs to continue to increase significantly as we continue to pursue additional sales and marketing opportunities.

     Our general and administrative expenses consist primarily of salaries, bonuses and related costs for executives, amortization of intangibles and administrative and professional service fees, including administrative support fees to XL Vision and Safeguard. We have contractual service agreements with XL Vision and Safeguard Scientifics. Under an administrative services agreement dated December 15, 1997, as amended on August 17, 1999, XL Vision and Safeguard provide us with management consultation, investor relations, financial management, human resource management, legal services, insurance programs, and administrative services. We pay a fee calculated pursuant to a formula that is based on a percentage of our revenue, not to exceed $300,000 annually. The fee is not due until we achieve positive cash flow from operations. The agreement extends through December 31, 2002 and continues unless terminated by either party. To date, we have not paid any amounts due to XL Vision and Safeguard under these agreements. As of September 30, 1999, we owed each of XL Vision and Safeguard approximately $40,000 under these agreements. In addition, under a direct charge administrative services agreement dated April 14, 1997, XL Vision also provides us with management services on a time and materials basis. This agreement continues on a month-to-month basis, and may be terminated at any time by either party. As of September 30, 1999, we owed XL Vision $850,000 under this agreement. The amounts due under these agreements will continue to accrue as we use the services.

     General and administrative expenses increased 99% from $1.1 million for the nine months ended September 30, 1998 to $2.9 million for the nine months ended September 30, 1999. The increase was primarily due to increased amortization of intangibles, increased expenses associated with expanding the number of personnel from 5 people at September 30, 1998 to 9 people at September 30, 1999 and increased legal and travel expenses required to support and grow our business. We expect these expenses to continue to increase as additional personnel are hired and additional expenses are incurred to support future growth.

     Our research and development expenses consist of salaries and related costs, payments to outside consultants, material costs for prototype imaging systems and, to a lesser extent, depreciation on equipment used for development. Our expenses increased 263% from $759,000 for the nine months ended September 30, 1998 to $2.8 million for the nine months ended September 30, 1999. This increase in expenses was primarily due to increased consulting costs, increased expenses associated with expanding the number of personnel from 14 people at September 30, 1998 to 33 people at September 30, 1999, and increased spending for materials and supplies. The increase in expenses was required to integrate and expand our product lines such as our online cattle sales and auction software, Feedlot Information System software, and continued development efforts on imaging systems. We expect these costs to increase significantly as we plan to invest heavily to develop and commercialize new products, expand our offerings and adapt our technologies to new markets.

     Interest expense/other income, net increased 92% from $231,000 for the nine months ended September 30, 1998 to $443,000 for the nine months ended September 30, 1999. This increase was primarily due to a higher average level of borrowing.

     Due to the losses incurred, we did not have any income tax expense in the first nine months of 1998 or the first nine months of 1999. As of September 30, 1999, we had approximately $21.0 million of federal income tax loss carry forwards that can be used to offset future taxable income. Our tax loss carry forwards begin to expire in 2010 and we are not currently aware of any limitation on our ability to offset future taxable income.

  YEAR ENDED DECEMBER 31, 1997 COMPARED WITH YEAR ENDED DECEMBER 31, 1998

     Substantially all of our 1998 revenue of $1.8 million was from the sale of equine imaging systems that we began selling in March of 1998. There was no revenue from equine imaging systems sales in 1997.

     Our gross loss of $831,000 in 1998 was due primarily to a substantial increase in manufacturing overhead as we built our manufacturing infrastructure. There was no manufacturing activity related to the production of equine imaging systems in 1997.

     Selling, general and administrative expenses increased 483% from $628,000 in 1997 to $3.7 million in 1998.

     Our sales and marketing expenses increased 527% from $344,000 in 1997 to $2.2 million in 1998. The increase in these expenses was due primarily to increased staffing and related costs, advertising, travel, trade shows and consulting fees in these areas to effect our business strategy.

     Our general and administrative expenses increased 430% from $284,000 in 1997 to $1.5 million in 1998. The increase in these expenses from 1997 to 1998 was primarily due to increases in the number of personnel and related support costs to expand and grow our business and increased administrative support fees to XL Vision and Safeguard.

     Our research and development expenses increased 52% from $728,000 in 1997 to $1.1 million in 1998. This increase was driven primarily by increased staffing of research and development personnel, related costs, and depreciation of development equipment costs necessary to further develop our products.

     Interest expense/other income, net increased 134% from $141,000 in 1997 to $332,000 in 1998. This increase was primarily due to a higher average level of borrowing.

     Due to the losses incurred, we did not have any income tax expense in 1997 or 1998.

  YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1997

     There was no business activity in 1996 related to our equine imaging systems. All sales, cost of goods sold, general and administrative expenses, sales and marketing expenses and research and development expenses in 1996 related to our transportation segment which has been reported as a discontinued operation.

     Selling, general and administrative expenses were $628,000 in 1997.

     There was no revenue from sales of equine imaging systems or manufacturing activity related to equine imaging systems in 1997. All general and administrative expenses, sales and marketing expenses and research expenses during 1997 related to our initial activities associated with equine imaging systems.

     Sales and marketing expenses of $344,000 in 1997 were principally for salaries and related costs of personnel shifted from the transportation business segment to support the equine imaging system operations. Additionally we initiated spending for costs such as advertising, travel, trade shows and consulting fees.

     General and administrative expenses of $284,000 in 1997 were principally for salaries and related costs for executives and administrative and professional service fees including administrative support fees to XL Vision shifted from the transportation operations to support the equine imaging system operations.

     Research and development expenses of $728,000 in 1997 were principally for salaries and related costs of personnel shifted from the transportation business segment to support the equine imaging system development. Additionally, we initiated spending costs to develop prototype equine imaging systems.

     Interest expense/other income, net was $141,000 in 1997.

     Due to the losses incurred, we did not have any income tax expense in 1997.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth certain consolidated statements of operations data for the quarters ended March 31, 1998, June 30, 1998, September 30, 1998, December 31, 1998, March 31, 1999, June 30, 1999 and September 30,
1999. The information for each quarter has been prepared on substantially the same basis as the audited statements included in other parts of this prospectus and, in the opinion of management, include all adjustments, consisting of only normal recurring adjustments necessary for a fair presentation of the results of operations for such periods. Historical results are not necessarily indicative of the results to be expected in the future, and the results of the interim periods are not indicative of results of any future period.

                                                           THREE MONTHS ENDED
                               --------------------------------------------------------------------------
                               MAR. 31,   JUNE 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUNE 30,   SEP. 30,
                                 1998       1998       1998       1998       1999       1999       1999
                               --------   --------   --------   --------   --------   --------   --------
                                          (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS OF
  OPERATIONS DATA
Revenue......................  $   323    $   342    $   442    $   685    $   605    $ 1,973    $15,761
Cost of revenue..............      459        578        649        937        540      2,228     15,514
Operating expenses...........      930        948      1,237      1,654      1,962      3,557      4,777
Interest expense/other
  income, net................       77         85         85         85        127        162        155
                               -------    -------    -------    -------    -------    -------    -------
Profit (loss) from continuing
  operations.................  $(1,143)   $(1,269)   $(1,529)   $(1,991)   $(2,024)   $(3,974)   $(4,685)
                               =======    =======    =======    =======    =======    =======    =======
Profit (loss) from continuing
  operations per common
  share -- basic and
  diluted....................  $ (0.35)   $ (0.39)   $ (0.30)   $ (0.34)   $ (0.33)   $ (0.58)   $ (0.67)
                               =======    =======    =======    =======    =======    =======    =======

LIQUIDITY AND CAPITAL RESOURCES

     Historically, we have funded our operating and investing cash requirements principally through private equity financings and through borrowings from XL Vision and Safeguard Scientifics. As of December 31, 1999, we have raised approximately $45.6 million from the sale of our common stock and preferred stock. On November 16, 1999, we issued 4,555,556 shares of series D preferred stock and a warrant to purchase 1,138,889 shares of class B common stock to Internet Capital Group for aggregate consideration of $38.8 million. We received $18.0 million of this amount in cash on November 16, 1999 and $20.8 million in the form of a non-interest bearing note, which is due on November 16, 2000. Interest on the promissory note was imputed at 9.5%, or $2.2 million over the life of the note. At

September 30, 1999, we had approximately $1.7 million in cash and indebtedness to XL Vision and its affiliates of $13.4 million. We repaid $4.5 million of this outstanding debt balance on November 16, 1999 from the cash proceeds of the sale of our series D preferred stock and warrant.

     We have had significant negative cash flows from operating activities for each fiscal and quarterly period to date. Net cash used in operating activities was $1.7 million in 1996, $6.0 million in 1997, $8.9 million in 1998 and $10.5 million for the nine months ended September 30, 1999. Cash used in operating activities from inception through September 30, 1999 consisted mostly of net operating losses offset by increases in accrued liabilities.

     Net cash used in investing activities was $157,000 in 1996, $507,000 in 1997, $892,000 in 1998, and $1.2 million for the nine months ended September 30, 1999. Net cash used in investing activities in these periods consisted mostly of business acquisitions and capital expenditures.

     Net cash provided by financing activities was $1.9 million in 1996, $6.5 million in 1997, $9.8 million in 1998 and $13.4 million for the nine months ended September 30, 1999. Cash provided by financing activities consisted primarily of the sale of our stock and borrowings from XL Vision and Safeguard.

     In December 1998, XL Vision agreed to cancel $7.5 million of indebtedness, and convert $4.8 million of indebtedness into 2,400,000 shares of our series B preferred stock.

     In May 1999, we raised $5.5 million through the issuance of 1,000,000 shares of our series C preferred stock to Safeguard and 100,000 shares of series C preferred stock to individuals.

     In July 1999, we obtained a revolving credit line from Safeguard evidenced by a promissory note for working capital advances associated with our cattle sales operations of up to $3.0 million. Amounts borrowed under the promissory note, as amended, bear interest at the prime lending rate plus 1%, or 9.5% on December 31, 1999, and are payable on January 31, 2000.

     In August 1999, we entered into an agreement to acquire a 19% interest in the common stock of Turnkey Computer Systems, Inc. for a purchase price of 62,500 shares of our common stock valued at $400,000 and additional cash payments totaling $1.4 million. The cash payments are due in full upon the completion of our initial public offering or in periodic payments of $500,000 at December 31, 1999, $500,000 at December 31, 2000 and $400,000 at December 31,
2001, whichever occurs first.

     In August 1999, we signed a demand note with Safeguard in the principal amount of $2.5 million. The note bears interest at the prime rate plus 1%, or 9.5% on December 31, 1999, and is payable on demand. In September 1999, we signed a demand note with Safeguard in the principal amount of $2.0 million. The note bears interest at the prime rate plus 1% and is payable on demand. In October 1999, we signed a demand note with Safeguard in the principal amount of $2.5 million. The note bears interest at the prime rate plus 1%, or 9.5% on December 31, 1999, and is payable on demand. In October 1999, we cancelled these outstanding notes in exchange for a note in the amount of $7.1 million. The note bears interest at the prime rate plus 1%, or 9.5% on December 31, 1999, and is payable in full in October 2000, when we complete an initial public offering or when the note issued to us in connection with the series D preferred stock is repaid, whichever occurs earlier.

     We believe that our existing cash balances, together with the proceeds from the sale of series D preferred stock and the warrant to purchase class B common stock, the revolving line of credit provide adequate liquidity and capital resources to support operations for the next twelve months. Additionally, we believe that these sources of liquidity and capital combined with the net proceeds from this offering will be sufficient to meet our working capital and capital expenditures needs for at least the next 24 months under our current business plan, which may change. To the extent we are required to raise additional capital, we may need to issue additional equity securities or incur additional debt.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, Accounting for Derivatives and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. The adoption of SFAS No. 133 is not expected to have a material impact on our results of operations, financial position or cash flows.

     In June 1999, the FASB issued SFAS No. 137 which amended the implementation date for SFAS No. 133 to be effective for all fiscal quarters of all fiscal years beginning after June 15, 2000.

MARKET RISK

     We held no derivative securities as of September 30, 1999. We are exposed to changes in interest rates as a result of our borrowings from XL Vision and Safeguard, which are based on the prime lending rate.

     A 10% increase in interest rates related to our borrowings would not have a material effect on our results of operations over the next fiscal year or the fair value of our borrowings.

RECENT UNAUDITED FINANCIAL DATA

     Our revenue for the three months ended December 31, 1999 was approximately $25.4 million, including approximately $25.2 million in revenue resulting from cattle sales. The increase in our cattle sales revenue resulted from a 67% increase in the number of head of cattle sold in the three months ended December 31, 1999, as compared to the three months ended September 30, 1999, partially offset by a 2% decrease in the average selling price. Our revenue for the year ended December 31, 1999 was approximately $43.8 million, including approximately $42.2 million in revenue resulting from cattle sales. Our net loss for the three months ended December 31, 1999 was approximately $4.9 million, resulting in a net loss of approximately $1.47 per share. Our net loss for the year ended December 31, 1999 was approximately $15.5 million, resulting in a net loss of approximately $3.10 per share. The financial data for such periods are unaudited. The preparation of these financial data requires management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

                                    BUSINESS

OVERVIEW

     eMerge Interactive, Inc. is a business-to-business electronic commerce company combining content, community and transaction services to create an online marketplace for the cattle industry. We offer our products and services through our family of integrated Web sites, our proprietary information management application and our direct sales force. Our products and services are designed to create an efficient market for the purchase and sale of cattle and to improve quality and productivity in the cattle industry. Our current products and services for the cattle industry include:

     - Livestock procurement services consisting of cattle sales and auctions;

     - Daily performance analyses of a customer's feedlot operations;

     - Comparative cattle industry analysis and feedlot operations benchmarking studies;

     - Cattle inventory management tools; and

     - Livestock health management and quality enhancement product, NutriCharge.

INDUSTRY BACKGROUND

  BEEF INDUSTRY

     According to the National Cattlemen's Beef Association, or NCBA, the cattle industry is the largest single segment of the American agricultural economy. The U.S. Department of Agriculture reports that sales of cattle accounted for approximately $34 billion in 1998. On an annual basis, the U.S. beef production industry spends over $6 billion for feed and, based on our estimates, approximately $600 million for medication. At the retail level, the cattle industry generates over $51 billion in sales of beef. Furthermore, the NCBA estimates that worldwide cattle production is three times greater than U.S. production.

  INDUSTRY PARTICIPANTS

     The U.S. beef production chain can be classified into three primary segments: producers, feedlots, and packers.

     Producers

     According to the NCBA, there are approximately one million producers comprised of ranchers and small farm owners who breed and raise cattle. Most of the producers are independently owned and are dispersed throughout the United States. Each year these producers market approximately 35 million head of cattle that are eventually harvested for food, of which approximately 27 million are processed through feedlots. These cattle, raised for 12-18 months in an average herd size of approximately 35 head, are often located in different geographic regions, aggregated into larger herds and then sold to centralized feedlots to increase their weight and value.

     Feedlots

     Feedlots typically purchase cattle weighing 300 to 900 pounds and manage the health and growth of the cattle for a period of 110 to 250 days. We estimate that during this time, each animal is fed on average 20-30 lbs. of grain per day. There are approximately 700 major feedlot operations concentrated in 10 Midwestern states. These feedlots can manage from 4,000 to 115,000 head of cattle at any given time. After reaching a weight of approximately 900 to 1,400 pounds, the animal is typically sold to a packer for harvesting.

     Packers

     Packers usually hold the cattle for 2 to 24 hours before harvesting and fabricating them for sale and eventual consumption. In addition to processing beef, packers inspect beef for cleanliness in preparation for quality grading. There are currently 64 major beef packing operations in the United States, which in total process approximately 35 million head of cattle into roughly 25 billion pounds of beef annually. Approximately 82% of the beef processed in the United States is processed by beef packing operations owned by IBP, Inc., Cargill, ConAgra, Inc., and Farmland Industries, Inc.

LIMITATIONS OF THE CURRENT SYSTEM

     The current cattle production chain contains a number of inefficiencies that reduce livestock quality and increase cost. These inefficiencies include multiple transaction costs, exposure to stress and disease, and the loss of important feeding and medication information.

  INEFFICIENCIES IN THE CATTLE SALES PROCESS CREATE TRANSACTION COSTS

     As cattle move through the beef production chain, from an individual producer's ranch to a feedlot to a meat packing facility, the cattle may be bought, sold and transported three or four times. Due to the highly fragmented nature of the cattle producer segment, the majority of cattle are sold through traditional livestock sales and auctions, which bring together regional buyers and sellers. The cattle are then sold either directly to feedlots or sold once again to larger buyers and then onto feedlots. Typically, cattle sales and auctions are hosted at sale barns, where livestock brokers act as agents in the buying and selling of animals. The livestock broker is paid a fee or commission each time an individual lot of cattle is bought or sold. As a result of the geographic dispersion of producers and sale barns, buyers often purchase cattle from livestock brokers without having the opportunity to visually survey the cattle. In addition, this current method of exchange does not facilitate easy access to real-time price information or a geographically broad marketplace for the product.

  REPETITIVE TRANSPORTATION CREATES ANIMAL STRESS, REDUCING BEEF QUALITY AND PROFITABILITY

     The combination of the method of exchange used in traditional cattle sales and auctions and the fragmentation of the producer segment of the industry results in the repetitive transportation and handling of cattle. As cattle are moved from one environment to another throughout the production chain, they are commingled multiple times and can be exposed to contagious diseases. In addition, the transportation, handling and commingling of cattle often results in a predictable stress response, which may cause significant health deterioration. However, because there is currently no convenient or cost-effective method available to measure an animal's stress level, stress is not assessed today as a meaningful measure of health. Stress and exposure to disease often result in sub-optimal performance at the feedlot and reduced beef quality. A study conducted by researchers at Texas A&M University estimated that sick animals yield approximately $80 per head less than comparable healthy animals, which represents a significant loss based on the average value cited by the U.S. Department or Agriculture of $600 per head.

  THE LACK OF CURRENT AND ACCURATE INFORMATION IMPACTS ANIMAL PERFORMANCE

     We believe that industry participants generally collect and analyze information on cattle that go through the beef production process inconsistently and in a manual and time-consuming manner. Due to the nature of data collection and dissemination, cattle industry participants are unable to exchange critical information in an efficient and timely manner to optimize performance and beef quality. We believe that businesses in the cattle industry have not maximized the use of information to effectively address health, quality and performance issues.

     Producers

     Cattle producers typically do not receive data related to the weight of their animals upon arrival to and departure from feedlots or the quality grades of their animals, making herd management difficult. Animal-specific health and medication information is generally not passed on to subsequent buyers at or prior to the feedlot, which may result in unnecessary additional medication.

     Feedlots

     Feedlots are the primary source of information currently used in livestock management. As a general practice, information is collected manually on a daily basis and subsequently entered into multiple information systems that are typically not integrated. Given the time-intensive nature of aggregating data under the current process, it is difficult to collect, analyze and interpret this data in a meaningful way. Historically, feedlots collect and share industry-wide information for benchmarking and performance purposes by submitting reports to data warehouse services that aggregate and disseminate the combined results in monthly reports. Although these data warehouse services are valuable as general strategic and analytical tools, because of the delay in disseminating the information, they are less effective for daily cattle management decisions, such as decisions relating to feed and medication.

     Packers

     Packers, at the end of the cattle production chain, collect critical carcass and quality information such as weight, dimension, yield and meat quality grade after the animal is harvested. However, in 1997, only 47.5% of cattle harvested were purchased based on these measures. Therefore, feedlots receive carcass and quality data on less than half of harvested cattle. The remaining harvested cattle are sold to packers based strictly on live weight, and consequently very little health and quality data is provided to feedlots or producers on these cattle.

                           U.S. BEEF PRODUCTION CHAIN

                     [PRODUCERS, FEEDLOTS, PACKERS GRAPHIC]

     We believe improved information flow between and within the three main groups of industry participants can significantly enhance product quality. There is currently no network or method for compiling and communicating information rapidly throughout all stages of the cattle production chain. Product performance information gathered by packers and feedlots will help refine and improve handling practices earlier in the production chain. Information relating to an animal's medical history will minimize redundant medication. In addition, we believe that information about an animal's genealogy disseminated by producers and feedlots will enable more accurate differentiation among breeds of cattle at the packer level and a more easily implemented quality branding strategy at the retail level. Finally, information linking handling, feeding and medication techniques and the ensuing performance results, gathered and disseminated on a daily basis by feedlots, can help the entire segment rapidly adopt best practices.

THE ONLINE CATTLE MANAGEMENT OPPORTUNITY

     We believe that the cattle industry is well-suited for Internet commerce and information sharing due to the industry's size and fragmentation and the inefficiencies associated with the current cattle production chain. The Internet's widespread and growing acceptance make it an optimal foundation for business-to-business interaction. Many of the variables that affect cattle performance can be addressed by the Internet's open architecture, universal accessibility and ability to provide more timely and comprehensive information. We believe the Internet can create a more efficient marketplace for the exchange of cattle by directly connecting buyers and sellers and providing information related to the cattle for sale. A report by the National Association of Farm Broadcasters showed that as of February 1999,

45.5% of producers and 53.4% of feedlots used a personal computer for farm business, and 19.7% of producers and 29.1% of feedlots accessed Web sites for farm-related topics. According to a Gallup and Agricultural Publisher's Survey, it is estimated that by 2001 over 55% of large producers in the beef industry will use the Internet for primary information in the conduct of their daily business.

THE eMERGE INTERACTIVE EXPERIENCE

     We combine content, community and commerce to create an online marketplace for the cattle industry. We offer our comprehensive cattle products and services through our integrated Web sites, our proprietary information management application, and our direct sales force. Our products and services are designed to create an efficient market for the purchase and sale of cattle and to improve quality and productivity in the cattle industry. We believe our solution provides the following benefits throughout the cattle production chain.

                    BENEFITS TO CATTLE INDUSTRY PARTICIPANTS

                                                 PRODUCERS    FEEDLOTS    PACKERS
                                                 ---------    --------    -------
ONLINE CATTLE SALES AND AUCTION MARKETPLACE
-----------------------------------------------
Broader Access to Buyers and Sellers...........     --          --
Reduced Transportation and Transaction Costs...     --          --
Convenience and Ease of Use....................     --          --
Healthier Cattle...............................     --          --          --
Cattle Source Information......................                 --          --
Access to Additional Products and Services.....     --          --
Quality Certification..........................     --          --          --

PROPRIETARY INFORMATION SERVICES AND MANAGEMENT
TOOLS
-----------------------------------------------
Performance Information........................     --          --
Detailed Operational Comparisons...............                 --
Historical Best Practices......................     --          --          --
Analytical and Consulting Feedback.............     --          --          --
Comprehensive Content..........................     --          --

THE eMERGE ONLINE CATTLE MARKETPLACE

     Through our Cyberstockyard.com Web site, we enable cattle producers and feedlot operators to participate in daily online sales and auctions of cattle. We believe that because online procurement results in fewer cattle shipments and less handling, transaction costs are reduced and animals arrive at their destination healthier and less stressed, thereby increasing the value of the animals. We also believe that online cattle procurement creates a powerful medium for obtaining access to market pricing from various buyers and sellers located throughout the United States. We believe that this may eventually reduce the amount of commission fees paid by the cattle industry as a whole, and thereby reduce the cost to produce cattle. Through this comprehensive online marketplace, we also have the ability to sell products and services that are designed to improve productivity within the livestock industry. We currently offer NutriCharge through our online marketplace to help our customers reduce the effects of pre-harvest stress in their cattle.

  PROPRIETARY INFORMATION MANAGEMENT PRODUCTS AND SERVICES

     We provide cattle producers, feedlots and packers with information management products and services designed for the more efficient and profitable production of cattle. Through our integrated Web sites, users can access a broad range of database services and information related to the cattle industry, including general industry news, regional weather, commodity prices and industry analyses and proprietary data. We provide our customers with monthly detailed pricing, operations and benchmarking data on the cattle industry. In addition, through our proprietary information application, which is installed on our customers' systems, we collect cattle data, such as feeding and medication history, from each customer's disparate systems over the Internet. We then analyze the data and compile daily reports, which customers subscribing to our feedlot information systems receive over the Internet and use to improve their daily management decisions.

     We also provide an online community for the cattle industry where users can actively communicate with our staff of industry experts through e-mails, which our staff generally respond to within 24 hours. We believe this proactive approach can improve overall meat quality and reduce health-related losses of cattle.

OUR BUSINESS STRATEGY

     Our objective is to expand our position as a provider of business-to-business electronic commerce products and services for the livestock industry. Our business strategy includes the following key elements:

 LEVERAGE OUR MARKET POSITION TO BUILD BRAND AWARENESS AND FURTHER ESTABLISH OUR ONLINE MARKETPLACE

     We seek to combine our industry expertise with the first Internet-based cattle information and commerce network to attract industry participants to our growing online marketplace. By offering industry participants tools to make better informed purchasing decisions, improve cattle health, and operate more efficiently, we believe that we will be able to bring users to our Web sites and build loyalty and future demand for our products, services and solutions. We seek to increase the supply of cattle offered through our online marketplace by continuing to build relationships with cattle producers and to stimulate demand for our marketplace and information services by nurturing relationships with feedlots. We believe that by attracting additional industry participants to our marketplace, we will enhance the value of our online community.

 DRIVE COMMUNITY LOYALTY THROUGH THE USE OF MANAGEMENT INFORMATION TOOLS AND PROPRIETARY CONTENT

     By providing an online, comprehensive source of cattle-related news, industry data and management tools, we intend to increase our customers' daily usage of the eMerge Interactive marketplace. Our electronic commerce marketplace is prominently featured throughout our integrated Web sites that provide information management products and services to our customers. We believe our May 1999 acquisition of Professional Cattle Consultants, L.L.C., serving over 90 feedlots, provides us with a strong customer base and the credibility to develop a trading community and marketplace. Also, our Feedlot

Information System, which is designed to be the principal management system for daily feedlot operations, will continuously expose feedlot managers to our online marketplace.

 LEVERAGE OUR STRONG CUSTOMER RELATIONSHIPS AND INDUSTRY EXPERTISE TO EXPAND OUR ONLINE COMMUNITY

     Historically, relationships among industry participants have played a key role in conducting business within the cattle industry. We believe that we have strong existing customer relationships with key cattle producers, feedlots and packers. Through our acquisition strategy and human resources strategy, we have acquired companies and hired individuals with long-standing expertise and relationships in the cattle industry. Our industry experts and advisers consist of veterinarians, cattle buyers, nutritionalists, data analysts, cattle producers and former feedlot managers. We seek to leverage our current customer base, existing relationships and industry expertise to attract additional industry participants. We also seek to market and sell additional products and services to our existing customers.

  DEVELOP NEW PRODUCTS AND SERVICES

     We intend to increase revenue through offering additional products and services that complement our existing offerings. We seek to obtain new products and services through strategic acquisitions of technologies or businesses, internal development and research and development relationships. We currently have research relationships for the development of proprietary technologies relating to the cattle and livestock industry with the U.S. Department of Agriculture, Iowa State University, and the Canadian government. We also intend to invest in the research and development of new data collection systems to increase our proprietary electronic commerce offerings to the livestock industry. For example, we are developing infrared imaging solutions for use in identification of stress in live animals and fluorescence imaging for use in improving food safety through the detection of fecal contamination on beef. Our lead infrared product candidate is still in the development phase and we do not anticipate that it will be released for commercial use in the foreseeable future.

  EXPAND INTO NEW MARKET SEGMENTS

     Expand Internationally

     We believe the international appeal of the Internet and the global demand for cattle products and services present opportunities to expand our comprehensive cattle solution globally. Although we have not completed the development of our plan for international expansion, we believe opportunities exist to offer our products and services, including our cattle sales and auction services, within other regions of North America, and within South America, Asia/Pacific and Europe. We intend to expand beyond the United States through strategic acquisitions or by expanding our capabilities and sales personnel into the international market.

     Extend Our Products and Services to Beef Retailers

     As part of our comprehensive products and services, we are developing the capability to track and manage health and performance information related to individual animals from birth to harvest. We believe that industry participants may purchase these services because the ability to trace the progress of individual cattle from the producer through the feedlot, and through grading at the packer may enable industry participants to improve health and feed management practices, lower costs and ultimately improve product quality. In addition, this capacity to track individual cattle from producer through packer will allow beef retailers to verify the source, history and quality of their beef, thereby enabling them to develop high quality brands of beef for sale to consumers at a premium price.

     Expand into other Markets Within the Livestock Industry

     We intend to expand our products and services into other market segments within the livestock industry. In particular, we believe that opportunities may exist to apply our integrated electronic commerce and information products and services to the swine and dairy markets.

OUR PRODUCTS AND SERVICES

     We offer our customers a comprehensive set of Internet-based business products and services designed to address the needs of the livestock industry. Our products and services can be accessed through our integrated Web sites. These sites include:

     - CattleInfoNet.com, the platform from which our customers can access our comprehensive product and services offerings;

     - Cyberstockyard.com, our online cattle sales and auction site; and

     - PCC-online.com, our cattle industry-specific information Web site.

In addition, through our Feedlot Information System, we provide our feedlot customers with daily analyses of their feedlot operations as well as information management products and services.

                             THE eMERGE MARKETPLACE

 ----------------------------------------------------------------------------------
 CATTLEINFONET.COM
                                        - Industry news
                                        - Regional weather
                                        - Links to commodity pricing
                                        - Expert corner
                                        - Reports online
                                        - Links to industry information
 ----------------------------------------------------------------------------------
 ONLINE MARKETPLACE                        MANAGEMENT INFORMATION SOLUTIONS
 Cyberstockyard.com                        Feedlot Information System
 - Cattle sales                            - Feedlot specific content
 - Cattle auctions                         - Daily performance data
 - Order fulfillment                       - Web-enabled with graphical user
 eMerge Online Store                       interface
 - eMerge branded products                 - Analytical services
 - Health products *                       Professional Cattle Consultants
 - General store *                         - Regional feedlot benchmarking data
                                           Specialized Database Services
                                           Advanced Commodities Content *
                                           Advanced Weather Services *
 ----------------------------------------------------------------------------------

* Expected to be offered in the first quarter of 2000

  CATTLEINFONET.COM

     CattleInfoNet.com is our industry-specific Web site that serves as the platform from which participants in the cattle industry can access our comprehensive product and service offerings. This site features content to facilitate cattle management, including industry news, weather and links to commodities pricing. Also, through this site, our customers can access Cyberstockyard.com to purchase or sell cattle, and PCC-online.com, our information resource and database. In addition, our customers can use this Web site to purchase our NutriCharge product.

  CYBERSTOCKYARD.COM

     Cyberstockyard.com is our cattle sales and auction service Web site. Through Cyberstockyard.com, our customers utilize our online listing of cattle to obtain access to inventory and market pricing from various buyers and sellers located throughout the United States in an efficient and effective manner. In addition, our customers can access scheduled online video cattle auctions. We transmit inventory lists with detailed product descriptions to our customers by both e-mail and facsimile and periodically post schedules for live video auctions on the Web site.

     Cattle Sales

     We have developed a detailed posting and transaction process to ensure that adequate information is provided to the purchaser prior to the transaction. We verify the identity of a purchaser through use of a secure password system and verify credit-worthiness of each participant prior to enabling access to our system. Our expert livestock brokers in the field certify all cattle offered for sale through Cyberstockyard.com. We provide a detailed description of each lot of cattle, which can be accessed by a purchaser online. We update our inventory of cattle for sale daily and customers can review our full inventory listings. In addition, customers can post descriptions, quantity and pricing criteria for cattle they would like to purchase and our system will automatically search for a match. If a match is found, the customer is notified immediately online. If no match is found, the customer can choose to have our system perform a daily search for a match as new inventory is added to our system. Notification of a match is sent to the customer by email or facsimile. Our livestock brokers and online producers also have access to these postings and may respond with potential matches. After identifying particular cattle to purchase, our customers complete the transaction through e-mail or the telephone. Once cattle have been purchased, we manage the shipment logistics through our sales and customer service organization.

     Cattle Auctions

     In addition to our online cattle sales, we offer cattle for sale through our online video auctions. Although not necessary to facilitate cattle sales transactions, video is available to customers who have installed our satellite dish system. We offer a mock auction to help our customers get acquainted with the auction process. We have developed a system that allows participants to automatically bid in set increments up to a predetermined limit. Once a bid is accepted, the purchaser is notified online. Our customer service team then follows-up by telephone and e-mail with specific shipment logistics regarding the cattle.

  MANAGEMENT INFORMATION SOLUTIONS

     The Feedlot Information System

     The Feedlot Information System provides feedlot customers daily information services. This secure proprietary information management application resides on our customers'

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

operating systems and interfaces with our centralized database over the Internet. Our system integrates information contained in their disparate legacy systems into our database daily to create relevant customer-specific analyses and graphical presentations. Customers' information is automatically integrated into our database, analyzed and available for use on the following day. The analyses created include information and performance data designed to assist in the effective daily management of a feedlot business. These analyses include:

     - Feed consumption data;

     - Feed-to-gain ratios; and

     - A comprehensive summary of health results.

     The Feedlot Information System also enables our customers to compare their performance against other regional and national feedlot data and provides useful proprietary content for business management decisions. Our customers can use our system to manage their feedlot operations on a real-time basis using numerous performance variables and individual parameters. Customers can also access data and product performance results posted by practicing veterinarians to further refine their business practices. All of our Internet applications are easily accessible from our Feedlot Information System. In addition, our staff provides valuable analysis and interpretation of the information contained in the database.

     Professional Cattle Consultants

     Through PCC-online.com, our Professional Cattle Consultants service, we provide our customers access to services that are based on our confidential and proprietary database of cattle industry information. This database has been compiled over the last 26 years from over 90 different feedlots representing over 20% of the total cattle processed annually through U.S. feedlots. As part of their subscription, our customers submit information to our analysts twice per month to update our database. Each month these customers receive our Cattle Gram, a marketing report that analyzes and reports cattle market related information, and our newsletter, a feed performance report containing compiled data relating to over 100 different feed performance parameters. In our newsletter, we provide national, regional and customer-specific analyses. Customers may use a password to view these reports online or receive them via e-mail or mail.

     Specialized Database Services

     We offer specialized database management and Internet-based networking services that target specific customer requirements, including individual animal tracking through the entire production chain. We can also provide customized data management and formatting services designed to enable suppliers to better understand product performance in the field. Our analysts are available to assist customers in understanding how to derive the most value from the information being acquired.

STRESS MANAGEMENT PRODUCTS AND SERVICES

     As part of our comprehensive solution, we offer our proprietary NutriCharge restorative feed supplement for sale to our customers through our Web sites and direct sales force. NutriCharge is designed to reduce the effects of stress on the animals caused by transportation, handling and commingling, which can result in a loss of product quality. In addition, we offer educational materials and services to assist our customers to reduce handling of animals and therefore reduce stress.

EQUINE IMAGING SYSTEMS

     We have developed our infrared imaging thermography system and image management software for use in the equine industry. Infrared thermography is a non-invasive diagnostic imaging technique that is used to detect surface temperature differences. The camera is lightweight, portable and has a high degree of resolution and sensitivity. Our infrared camera and software allow a user to download thermal images to the user's computer to be viewed, catalogued, annotated and measured. Our system is used by veterinarians to detect heat, one of the first indicators of inflammation or injury, in horses and exotic animals.

PRODUCT DEVELOPMENT RELATIONSHIPS

     We have entered into agreements for the development of technology with a division of the Canadian government as represented by the Minister of Agriculture and Agri-Food Canada. We license patents and technology related to NutriCharge and our Animal Science Tracker infrared camera, which is currently under development. This agreement also gives us and the Canadian government, through the Lacombe Research Centre, the right to collaborate with the other on any project which relates to the license. Any improvements will be owned by Canada and licensed to us on an exclusive basis. Please see the section entitled Intellectual Property for a description of the license.

     We have entered into a Research Support Agreement with the Canadian government, under which we provide the Lethbridge Research Centre with one of our infrared imaging systems, analytical software, and technical support in exchange for a right of first refusal to license any resulting technology. The Canadian government may terminate this agreement at any time.

     We have entered into a cooperative research and development agreement with the USDA Agricultural Research Service and Iowa State University of Science and Technology, in which we have been granted exclusive rights and responsibilities for product development and commercialization of technology developed and patented by them for the detection of small, diluted quantities of mammalian fecal matter on animal carcasses. We will provide design and engineering expertise. When commercialized, we believe that this technology may reduce safety inspection and processing costs at packing plants while reducing e-coli contamination risks. The parties to the agreement may only terminate in the event of a breach by another party. In connection, with this agreement, we have also entered into an exclusive license agreement with Iowa State for patent rights relating to the research and development agreement. Under the license agreement, we have the right to make or have made, use, sell, offer to sell and import products using technical data and information owned by the Iowa State University Research Foundation, or ISURF. The license agreement applies to all present and future patents, patent applications and inventions relating to meat and carcass inspection technology. In exchange for the license, we paid a license fee in the amount of $10,000. We will also pay a royalty of six percent of the net sales of any licensed products. If we sublicense the technology, we will also pay ISURF 50% of any fees paid to us by the sublicensees. Currently, there are no licensed products and we have not made any royalty payments to date. The license will expire when the last of the patents covered by the license expire, unless we terminate earlier.

BUSINESS ACQUISITIONS

  CIN, LLC

     In February 1999, we purchased substantially all of the assets of CIN, LLC, a company which collected, analyzed and distributed information for use in animal food sciences markets, for an aggregate purchase price of approximately $2.3 million. The purchase price consisted of 750,000 shares of our class A common stock valued at $720,000, the assumption of $812,000 of liabilities, a cash payment due in October 1999 of $358,000, an agreement to pay the first $350,000 from Internet sales of third-party products over the Web site and transaction costs of $57,000.

  CYBERSTOCKYARD, INC.

     In March 1999, we purchased all of the outstanding stock of Cyberstockyard, Inc., a company selling cattle and other products through auction software over the Internet for approximately $542,000. The purchase price consisted of 250,000 shares of our class A common stock valued at $450,000, the assumption of $90,000 of liabilities and transaction costs of $2,000.

  PROFESSIONAL CATTLE CONSULTANTS, L.L.C.

     In May 1999, we purchased substantially all of the assets of Professional Cattle Consultants, L.L.C. for an aggregate purchase price of approximately $1.8 million. The purchase price consisted of $1.8 million of cash, the assumption of $3,000 of liabilities and transaction costs of $25,000. The primary asset of Professional Cattle Consultants, L.L.C. was a proprietary database of cattle and market information and analysis. For the past 26 years, Professional Cattle Consultants, L.L.C. has collected a variety of performance and other data from its subscribers' feedlot operations and provided subscribers with periodic analyses of certain performance characteristics of their feedlot operations and comparative analysis related to the performance of feedlots within their regions.

INVESTMENT IN TURNKEY COMPUTER SYSTEMS, INC.

     In August 1999, we entered into an agreement to acquire 19% of the common stock of Turnkey Computer Systems, Inc., a provider of administrative/accounting legacy systems to feedlots, for an aggregate purchase price of $1.8 million. The purchase price consisted of 62,500 shares of our class A common stock, which is subject to redemption, $1.4 million of cash and $23,000 of transaction costs. In connection with this investment, we obtained the exclusive right to provide cattle sales and auction services and feed sales services to customers of Turnkey through Turnkey's system. This right will expire in August 2019. If we reach a specified level of revenue per feedlot that is a customer of Turnkey, we will pay a fee to Turnkey.

RESEARCH AND DEVELOPMENT

     We intend to continue to devote significant time and resources to enhance our current core technology to improve our existing products, expand our product line and enter into other market segments. Approximately $1.1 million during the period ended December 31, 1998 and approximately $2.7 million for the nine months ended September 30, 1999 were related to research and development. As of September 30, 1999, we had 36 employees dedicated to product development. We intend to continue to invest in research and development and focus on the recruitment of experienced scientists and engineers. Our current research and development activities are primarily focused on the development of information technologies to complement our products and services for the animal sciences industry.

SALES AND MARKETING

  SALES

     Our sales organization is structured around a direct sales team and an electronic commerce sales team. We have a staff of 13 account managers who are responsible for sales of products and services through our electronic commerce platform to feedlot and packer customers in given geographic territories. We have a staff of cattle buying representatives who, along with independent buyer representatives with whom we have entered into relationships, are responsible for obtaining inventory for livestock sales from producers. We are assembling a dedicated team to increase advertising revenue and to add third party products to our electronic commerce offering.

  MARKETING

     We seek to establish broad customer awareness of our technologies, products and services within the industries we serve. Our marketing efforts include direct advertising through trade journals and press releases coordinated by our communications and public relations firm. We also participate in professional societies and university programs and have developed strategic marketing relationships with industry professionals and academic institutions. Much of the initial interest in our products and services has been created through the extensive network of relationships we have in the cattle industry as well as through our sales organization. We are developing an international marketing effort to promote our products and services worldwide.

OUR CUSTOMERS

     Our initial customer focus is the 300 largest feedlots in the United States. These feedlots manage 20.1 million head of cattle annually, accounting for 74% of cattle processed through feedlots in the United States. Currently, we sell our products and services to approximately 130 of those feedlots, which account for approximately 30% of the total cattle harvested in the U.S. We also offer our products and services to participants throughout the cattle production chain.

CUSTOMER SERVICE

     Our current customer service organization consists of four individuals who are responsible for delivering service to our customers. Currently our order entry, e-commerce transactions and hardware and software support functions are conducted at our Sebastian, Florida facility. Our current field support organization is based in Meade, Kansas. We have a dedicated toll free number for customer calls, which is staffed from 8:00 a.m. to 8:00 p.m. EST.

INFRASTRUCTURE AND TECHNOLOGY INFORMATION SYSTEMS

  SYSTEM ARCHITECTURE

     Our Web sites use multiple front-end servers and a master database located at our Sebastian, Florida facility. We have implemented scalable Web site management, search, customer interaction, transaction processing and fulfillment services and systems. Our Web site and extranet provide customization, interactivity and performance required for business-to-business electronic commerce. We utilize applications for:

     - Accepting and validating customer orders;

     - Placing and managing orders with suppliers and manufacturers;

     - Notifying and updating customer order status; and

     - Management of shipment of products.

     All data communication between remotely located computers uses secure socket layer, or SSL, encryption technology. This allows the transfer of a local database from a feedlot to our main database which uses a Sun Enterprise 4500 server.

  DATA COLLECTION

     The data collection system for our Feedlot Information System gathers information from the accounting, feedbunk and hospital systems at the feedlot. This information is compared to a local database, and the changes and additions are encrypted and transmitted securely to our main database storage along with any orders that are being processed in the off-line batch mode. Once received, we add the data to our master database for statistical analysis and generate reports for individual site locations. The results are encrypted and sent back to the individual feedlots. All confirmations of placed orders are sent back to the feedlot that generated the order. Professional Cattle Consultants data is collected on a monthly basis using a variety of interfaces with feedlot software vendors. Data is transmitted electronically or by hard copy. This information is then imported into the Professional Cattle Consultants architecture where it is stored and utilized as necessary.

  DATA DISSEMINATION

     The data that is sent back to the feedlots includes video data for Cyberstockyard and daily content and statistical data for our information management products and services. This information is then stored in our local databases, which function as a backup for off-line operation. Professional Cattle Consultants provides information back to feedlots on a monthly basis either through electronic mail, a password-protected Internet site, or in hard copy form. Surveys are available only in hard copy form.

  DATA DISPLAY AT THE FEEDLOT

     Our system uses a standard browser to connect to the CattleInfoNet.com Web site. A secure login is required for full access to Cyberstockyard.com, PCC-online.com and the Feedlot Information System. When logged on, the system downloads display applets, written in Java, to the user's system to display relevant information. The user can view auction videos and bid on cattle in real-time.

INTELLECTUAL PROPERTY

     Our ability to protect and utilize our intellectual property rights is important to our continued success. We have filed applications to register Cyberstockyard and NutriCharge as trademarks of eMerge Interactive with the U.S. Patent and Trademark Office. We currently have three patent applications that are pending before the U.S. Patent and Trademark Office relating to:

     - Early detection of inflammation using our infrared imaging camera;

     - Feedlot information systems and methods; and

     - The cattle transaction process.

     The intellectual property rights to use several patents that are critical to our products and services are licensed to us by third parties. The U.S. patents and corresponding international patent applications related to our NutriCharge products and infrared animal screening methods are licensed to us by the Canadian government under a master license agreement dated July 29, 1998. The master license provides us with an exclusive worldwide license to develop and sell products and services that utilize the inventions contained in the patents. The license continues until July 2018 and may be renewed after that time unless the license is terminated by the Canadian government upon our breach of and failure to cure a fundamental term of the license agreement, our commencement of bankruptcy or insolvency proceedings, or the assignment of the license agreement without Canada's prior written consent. In exchange for the license, we must pay the Canadian government a royalty on a semi-annual basis that is calculated as a percentage of the revenues we receive from the sale of products and services related to the license. Our obligation to pay this royalty begins July 29, 2000. Under the master license, we must achieve milestones in order to maintain the master license. To date we are achieving all required milestones.

     The U.S. patents relating to technology for detecting fecal contamination on meat carcasses during and after slaughter are licensed to us by the Iowa State University Research Foundation and the USDA under a license agreement entered into August 1999. The license provides us with an exclusive worldwide license until the patents expire on a country by country basis to develop and sell products and services that utilize the inventions contained in the patents. In exchange for the license, we are obligated to pay Iowa State University a royalty on revenues we receive from the sale of products and services related to the license.

     We believe our commercial success depends on our ability to protect our proprietary technology and enforce our rights in the technology we license to other parties. We currently rely on a combination of patents, copyrights and trade secrets to protect our proprietary technology. We are not aware of any patents held by others that would prevent us from manufacturing and commercializing our technology in the United States and abroad.

     We have filed an application to register eMerge Interactive and related service marks with the U.S. Patent and Trademark Office. We have received notice from a third party claiming superior rights to these marks and indicating an intent to oppose our registration of the names in Patent and Trademark Office proceedings as well as oppose our commercial use of the marks. We believe that we will be able to ultimately overcome any such challenge. If we are unsuccessful, however, we may be required to cease using the eMerge marks at a future date.

  PURCHASE AND LICENSE AGREEMENT

     In January 1999, we granted a license to Sperry Marine, Inc., a subsidiary of Litton Industries, Inc., to design, manufacture and assemble infrared marine systems for worldwide sale. The license is exclusive and nontransferable and applies to infrared technology that is unrelated to our products and markets. Although we have not received any royalties to date, under the agreement, we will receive a royalty of 8% of system sales up to a maximum royalty of $4.3 million over a four year period or up to a maximum royalty of $5.0 million if $4.3 million is not received within four years. Upon receipt of the maximum amount, we will transfer all rights, title and interests to the licensed intellectual property. In connection with this license agreement, we also entered into an asset purchase agreement with Sperry for the sale of assets relating to the infrared systems for approximately $1.9 million.

COMPETITION

     In the cattle sales and auction services market, we compete against traditional cattle auction services, as well as video cattle auction providers and other online cattle auction

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

services. Currently, the majority of cattle and calf sales transactions occur through auctions held at traditional sale barns. These sale barn operations are highly fragmented and vary in size. We believe that the primary competitive factors in the cattle sales and auction services market include:

     - Availability and quality of inventory;

     - Pricing;

     - Reliability of service;

     - Efficiency;

     - Brand awareness;

     - Customer service; and

     - Convenience and ease of use.

     We believe that we compete favorably based on these factors, particularly due to our access to inventory, our focus on ensuring quality and reliability, the brand awareness developed through our comprehensive solution and the convenience and ease of use of our Web site.

     We compete against other companies in the information services segment, including established cattle and livestock information services. We also face competition from cattle industry product manufacturers who use information technology to promote the effectiveness of their products. These services are often provided in connection with the sale of products to industry participants. In addition, providers of software to feedlots also offer information services to their feedlot customers. We believe that the primary competitive factors in the information services market include:

     - Breadth of available data;

     - Quality of analyses;

     - Timeliness of information;

     - Brand recognition;

     - Value-added consulting services; and

     - Convenience and ease of use.

     We believe that we compete favorably based on these factors particularly due to the size and quality of our proprietary database, the timeliness of our service offerings, the expertise of our professionals and the convenience and ease of use of our Web sites.

     Our current competitors may include large companies that have substantially greater market presence, brand-name recognition and financial resources than we do. Some of our smaller competitors may also enjoy greater recognition and close relationships within a particular community.

EMPLOYEES

     As of September 30, 1999, we employed a total of 99 persons, including 36 persons in product development and engineering, 35 persons in marketing and sales, 18 persons in production and 10 persons in administration. We are not subject to any collective bargaining agreements and we believe that our relationship with our employees is good.

FACILITIES

     Our corporate facilities located in Sebastian, Florida, occupy approximately 17,000 square feet. We lease our facilities from XL Vision, which leases the entire facility from XL Realty, Inc., a subsidiary of Safeguard. We believe that the rent that we pay pursuant to our lease is consistent with the market rent for similar space in the area. Our lease terminates on January 1, 2001, at which time we have the option to renew the lease for an additional one year term. We believe that this space is adequate to support our needs for the foreseeable future.

     We also maintain offices in Meade, Kansas; Denver, Colorado; and Weatherford, Oklahoma.

LEGAL PROCEEDINGS

     We have been named as a defendant in a lawsuit filed by Central Biotech, Inc. on January 12, 2000 in the Queen's Bench Judicial Centre of Regina, Province of Saskatchewan, Canada. The complaint alleges that eMerge and E-Y Laboratories Inc. were each subject to confidentiality agreements with the plaintiff, and subsequently engaged in discussions concerning a potential business arrangement allegedly in violation of these agreements. The complaint asserts damages, including punitive damages, from the defendants in the aggregate amount of $18 million (Canadian dollars), as well as injunctive relief. Although we have not yet completed our assessment of these claims, we believe that there are a number of substantive and procedural defenses that exist and intend to defend these claims vigorously.

                                   MANAGEMENT

     This table sets forth information with respect to our executive officers, directors and key employees with significant industry expertise as of December 31, 1999.

NAME                                   AGE                      POSITION
----                                   ---                      --------
EXECUTIVE OFFICERS AND DIRECTORS
Charles L. Abraham...................  44    Chief Executive Officer and Director
T. Michael Janney....................  50    Chief Financial Officer and Treasurer
Scott L. Mathews.....................  42    President and Chief Operating Officer
Marvin L. Slosman....................  35    Executive Vice President, Sales
Arvind Subramanian...................  38    Executive Vice President, Marketing and
                                             E-Business
John S. Scott, Ph.D..................  48    Chairman of the Board
Douglas A. Alexander.................  38    Director
E. Michael Forgash...................  41    Director
Thomas C. Lynch......................  57    Director
Christopher Moller, Ph.D.............  46    Director
John W. Poduska, Sr., Ph.D...........  62    Director
KEY EMPLOYEES WITH SIGNIFICANT INDUSTRY
  EXPERTISE
J. Tom Brink.........................  38    Director, Analytical Services
Scott Crain, D.V.M...................  41    Executive Vice President, Professional
                                             Services
Jim Gibb, Ph.D.......................  47    Director, Advanced Technologies

EXECUTIVE OFFICERS AND DIRECTORS

     Charles L. Abraham has served as Chief Executive Officer and as a member of the board of directors of eMerge Interactive since July 1998. From July 1997 until July 1998, Mr. Abraham was Vice President and General Manager with the Home Care Division of Nellcor Puritan Bennett Incorporated. From 1994 until July 1997, Mr. Abraham was Manager of the Global Vascular Business of General Electric Medical Systems, located in Paris, France.

     T. Michael Janney has served as Chief Financial Officer and Treasurer of eMerge Interactive since November 1998. From March 1993 until October 1998, Mr. Janney was Senior Vice President and Chief Financial Officer of Datamax Corporation, a privately held company that designs, develops, manufactures and sells bar code printers worldwide.

     Scott L. Mathews has served as President of eMerge Interactive since November 1999, and as Chief Operating Officer of eMerge Interactive since April 1999. From May 1996 until April 1999, Mr. Mathews was Vice President and General Manager for Key Technology, Inc., a manufacturer of machine vision and material handling products for the food processing and pharmaceutical industries. From January 1994 until May 1996, Mr. Mathews was Manager of the Global Positron Emission Tomography business of General Electric Medical Systems, located in Waukesha, Wisconsin and Uppsala, Sweden.

     Marvin L. Slosman has served as the Executive Vice President, Sales of eMerge Interactive since August 1998. From May 1996 until July 1998, Mr. Slosman was a Division Manager for Cordis, Johnson and Johnson. From April 1995 until May 1996, Mr. Slosman was a Vice President at GE Capital Corporation. From 1993 until April 1995, he served as a Programs Manager at General Electric Medical Systems. Mr. Slosman currently serves on the board of directors of ReMar, Inc.

     Arvind Subramanian has served as Executive Vice President, Marketing and E-business of eMerge Interactive since December 1999. From January 1997 until December 1999, Mr. Subramanian was a General Manager for General Electric Information Services. From September 1994 until December 1996, Mr. Subramanian was a Global Product Line Manager for General Electric Medical Systems.

     John S. Scott, Ph.D. has served as Chairman of the Board of eMerge Interactive since September 1994 and has served as Chief Executive Officer and Chairman of the Board of XL Vision, Inc. since its inception in May 1993. From August 1991 until July 1993, Dr. Scott was President of Lenzar Electro-Optics, Inc., a manufacturer of imaging devices. Dr. Scott also currently serves as Chairman of the Board of ChromaVision Medical Systems, Inc., a public company, and Who?Vision Systems, Inc., both of which are affiliated with Safeguard.

     Douglas A. Alexander has served as a member of the board of directors of eMerge Interactive since April 1999. Mr. Alexander is a managing director of Internet Capital Group, Inc., an affiliate of Safeguard and is Chairman of the Board of VerticalNet, Inc., a public company, and serves as a director of Arbinet Communications, Inc., Blackboard Inc., ComputerJob.com, Inc., Deja.com, Inc., LinkShare Corporation, SageMaker, Inc. and Star-Cite! Solutions, Inc., all of which are privately held companies that are affiliated with Internet Capital Group. Mr. Alexander co-founded Reality Online, Inc., a company that developed financial planning tools and online services aimed at the individual investor, and continued to serve as its President and Chief Executive Officer after its acquisition by Reuters Group PLC until September 1997.

     E. Michael Forgash has served as a member of the board of directors of eMerge Interactive since March 1999 and has held the position of Vice President, Operations at Safeguard Scientifics, Inc. since January 1998. From August 1996 until October 1997, Mr. Forgash was President and Chief Executive Officer of Creative Multimedia, an interactive marketing agency that consulted, designed and delivered Web solutions for businesses. From November 1994 until July 1996, Mr. Forgash served as President of Continental Healthcare Systems, Inc., a leading supplier of departmental healthcare information systems and consulting in the United States and England. Mr. Forgash currently serves as a director of Internet Capital Group, Inc. and US Interactive, Inc., both public companies, 4anything.com, Inc., Who?Vision Systems, Inc. and XL Vision, Inc., all of which are affiliated with Safeguard. Mr. Forgash is the Safeguard designee on our board of directors under a stockholders' agreement dated July 17, 1997.

     Thomas C. Lynch has served as a member of the board of directors of eMerge Interactive since June 1997 and currently serves as the President, Chief Operating Officer and a member of the board of directors of CompuCom, Inc., a public company, which is affiliated with Safeguard. From November 1995 until October 1998, Mr. Lynch held the position of Senior Vice President at Safeguard Scientifics, Inc. From September 1994 until October 1995, Mr. Lynch was Director of the Navy Staff, where he was responsible for coordinating Navy defense issues. Prior to August 1994, Mr. Lynch held several positions in the United States Navy, including Superintendent of the U.S. Naval Academy.

     Christopher Moller, Ph.D. has served as a member of the board of directors of eMerge Interactive since June 1997. Since 1990, he has served as Vice President of TL Ventures, a company which manages a series of private equity funds and is affiliated with Safeguard. Since 1994, Dr. Moller has served as a Managing Director of the following funds managed by TL Ventures: Radnor Venture Partners, Technology Leaders, Technology Leaders II, TL Ventures III and TL Ventures IV. He is also a Managing Director of TL Leaders Management II L.P. Dr. Moller is a director of Who?Vision Systems, Inc., an affiliate of Safeguard, Adolor Corporation and OraPharma, Inc. Dr. Moller serves on the medical advisory board of

Lankenau Research Institute. Dr. Moller is the TL Ventures designated director on our board of directors, under a stockholder agreement dated July 17, 1997.

     John W. Poduska, Sr., Ph.D. has served as a member of the board of directors of eMerge Interactive since January 1997. Since 1992, Dr. Poduska, Sr. has served as the Chairman of Advanced Visual Systems Inc., a provider of visualization software. From December 1989 until December 1991, Dr. Poduska was President and Chief Executive Officer of Stardent Computer Inc., a computer manufacturer. Dr. Poduska is also a member of the board of directors of Safeguard Scientifics, Inc., Cambridge Technology Partners, Inc., an affiliate of Safeguard, and Union Pacific Resources Group Inc., all public companies, and XL Vision, Inc., an affiliate of Safeguard.

KEY EMPLOYEES WITH SIGNIFICANT INDUSTRY EXPERTISE

     J. Tom Brink has served as the Director, Analytical Services of eMerge Interactive since April 1999. Mr Brink focuses on marketing methods, feedlot and grid value and cow production costs, and has conducted extensive research on cattle markets and price cycles. His articles have been featured in many key industry publications. From December 1996 to April 1999, Mr. Brink served as the Executive Director of the American Gelbvieh Association, a leading breed value-based marketer of fed cattle and the largest breed-coordinated alliance in the United States. From July 1992 until December 1996, Mr. Brink was the Director of Market Research of Cattle-Fax.

     Scott Crain, D.V.M. has served as the Executive Vice President, Professional Services of eMerge Interactive since March 1999. Since 1990, Dr. Crain has also maintained a veterinary feedlot practice. In 1995, Dr. Crain founded CIN, LLC, a company that established an information system for the beef industry, and served as its President and Chief Executive Officer until that company was acquired by eMerge Interactive in 1999.

     Jim Gibb, Ph.D. has served as the Director, Advanced Technologies for eMerge Interactive since June 1999. Dr. Gibb identifies opportunities to implement and integrate new technology into eMerge Interactive's informations system. From May 1996 until June 1999, he served as the Vice President at the Center for Quality of the National Cattlemen's Beef Association. From 1991 until May 1996, Dr. Gibb served as the Executive Director of the American Gelbvieh Association.

BOARD OF DIRECTORS

     Our board of directors is composed of seven members. All of our directors are elected to serve for one-year terms and are elected at each annual meeting of our stockholders.

BOARD COMMITTEES

     We have established an audit committee and a compensation committee. Our audit committee consists of three independent directors. Currently our audit committee consists of Douglas A. Alexander, Christopher Moller, Ph.D. and John
W. Poduska, Sr., Ph.D. The audit committee reviews the scope and result of the audit and other services provided by our independent auditors and reviews and evaluates our internal control functions.

     Our compensation committee consists of at least three disinterested directors who are non-employee directors. Currently, our compensation committee consists of John S. Scott, Ph.D., E. Michael Forgash and Thomas C. Lynch. The compensation committee evaluates and approves the compensation and benefits for our executive officers and administers our equity compensation plans and makes recommendations to the board of directors regarding such matters.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The compensation committee is responsible for determining salaries, incentives and other forms of compensation for directors, officers and other employees of eMerge Interactive and administering various incentive compensation and benefit plans. During the 1998 fiscal year, our compensation committee consisted of Dr. Scott and Messrs. E. Scott Blackwell and Lynch. Dr. Scott is the Chief Executive Officer and Chairman of the Board of XL Vision. Mr. Blackwell is an executive officer of XL Vision. At the end of fiscal 1998, we owed XL Vision $8.0 million.

DIRECTOR COMPENSATION

     We reimburse each member of our board of directors for out-of-pocket expenses incurred in connection with attending board meetings. We do not pay our directors cash compensation for attending meetings of the board of directors and committee meetings. Directors are eligible to receive options to purchase common stock under our equity compensation plan. All options granted to directors have been approved by unanimous vote of the board of directors. In each of October 1997 and March 1999, we granted Dr. Poduska options to purchase 31,250 shares of our common stock under our 1996 Equity Compensation Plan at an exercise price of $0.80 and $1.60 per share, respectively. In April 1999, we granted Mr. Alexander options to purchase 100,000 shares of our common stock under our 1996 Equity Compensation Plan at an exercise price of $2.40 per share.

EXECUTIVE COMPENSATION

     The table below sets forth information concerning the compensation we paid to our chief executive officer and each executive officer who was paid compensation greater than $100,000 in 1999. In 1999, we did not pay any of our other executive officers salary and bonus exceeding $100,000. The amount appearing in the All Other Compensation column for Mr. Abraham for 1999 consists of $13,714 for reimbursement of relocation expenses, $11,050 for car allowance and $5,484 for 401(k) employer contributions and term life insurance and for 1998 consists of $34,663 for reimbursement of relocation expenses, $5,525 for car allowance and $1,690 for 401(k) employer contributions. The $3,771 for Mr. Janney consists of 401(k) employer contributions and term life insurance. For Mr. Mathews, the $65,935 consists of $63,435 for relocation expenses and $2,500 for 401(k) employer contributions and term life insurance. For Mr. Slosman the $48,309 consists of $46,586 for relocation expenses and $1,723 for 401(k) employer contributions and term life insurance. Mr. Abraham joined eMerge Interactive in April 1998.

                           SUMMARY COMPENSATION TABLE

                                                               LONG-TERM
                                                              COMPENSATION
                                                              ------------
                                   ANNUAL COMPENSATION         SECURITIES
                              -----------------------------    UNDERLYING     ALL OTHER
NAME AND PRINCIPAL POSITION    YEAR     SALARY      BONUS     OPTIONS/SARS   COMPENSATION
---------------------------   ------   ---------   --------   ------------   ------------
Charles L. Abraham.........    1999    $175,791    $35,000           --        $30,248
  Chief Executive Officer      1998      84,469         --      750,000         41,878
T. Michael Janney..........    1999     136,744      5,625       31,250          3,771
  Chief Financial Officer
     and Treasurer
Scott L. Mathews...........    1999     113,136     50,000      225,000         65,935
  President and Chief
     Operating Officer
Marvin L. Slosman..........    1999     144,517     18,670       31,250         48,309
  Executive Vice President,
     Sales

     The following table sets forth information regarding options granted in 1999 to the executive officers named in the Summary Compensation Table above. Charles L. Abraham was not granted any options during fiscal 1999. Amounts represent the hypothetical gains that could be achieved from the respective options if exercised at the end of the option term. These gains are based on assumed rates of stock appreciation of 5% and 10% compounded annually from the date the respective options were granted to their expiration date based upon the grant price.

                     OPTION GRANTS DURING LAST FISCAL YEAR

                                                                                   POTENTIAL REALIZABLE
                                           INDIVIDUAL GRANTS                         VALUE AT ASSUMED
                       ---------------------------------------------------------      ANNUAL RATES OF
                       NUMBER OF                                                        STOCK PRICE
                         SHARES                                                       APPRECIATED FOR
                       UNDERLYING   PERCENTAGE OF                                       OPTION TERM
                        OPTIONS     TOTAL OPTIONS      EXERCISE       EXPIRATION   ---------------------
NAME                    GRANTED        GRANTED      PRICE ($/SHARE)      DATE         5%          10%
----                   ----------   -------------   ---------------   ----------   ---------   ---------
T. Michael Janney....    31,250          2.2%            $2.40          4/21/09    $ 47,167    $119,531
Scott L. Mathews.....   166,665         11.8              2.40          4/21/09     251,555     637,491
                         58,335          4.1              2.40          4/21/09      88,048     223,130
Marvin L. Slosman....    31,250          2.2              2.40          4/21/09      47,167     119,531

     The following table sets forth information concerning year end option values for fiscal 1999 for the executive officers named in the Summary Compensation Table above. The value of unexercised in-the-money options is calculated based on an assumed value equal to an assumed initial public offering price of $13.00 per share.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION
                                     VALUES

                                                      NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                     UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS
                            SHARES                 OPTIONS AT FISCAL YEAR END        AT FISCAL YEAR END
                           ACQUIRED      VALUE     ---------------------------   ---------------------------
NAME                      ON EXERCISE   REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                      -----------   --------   -----------   -------------   -----------   -------------
Charles L. Abraham......     37,500     $60,000      150,000        562,500      $1,830,000     $6,862,500
T. Michael Janney.......      3,313      33,788       82,625        101,563         995,525      1,201,564
Scott L. Mathews........         --          --       56,250        168,750         596,250      1,788,750
Marvin L. Slosman.......         --          --       85,938        101,563       1,035,939      1,201,564

EMPLOYMENT, CHANGE OF CONTROL AND TERMINATION OF EMPLOYMENT ARRANGEMENTS

     Charles L. Abraham holds the position of Chief Executive Officer and receives an annual salary of $175,000 per year, and a bonus of up to $70,000 per year based on performance objectives established by the board of directors. Mr. Abraham will receive continued salary and benefits for a period of six months if we terminate his employment without cause. Mr. Abraham also holds options to purchase 750,000 shares of common stock at $0.80 per share, of which 25% or 187,500 shares, vest at the grant date with the remaining options vesting in three annual installments of 25% each. If we experience a change of control, 100% of the options will automatically vest.

     Marvin L. Slosman holds the position of Executive Vice President, Sales and receives an annual salary of $150,000 and a bonus of up to $60,000 based on the achievement of annual objectives. Mr. Slosman will receive continued salary and benefits for a period of six months if we terminate his employment without cause. Mr. Slosman also holds options to purchase 156,250 shares of common stock at $0.80 per share and 31,250 shares of common stock at $2.40 per share. These options vested 25% on the day of grant with the remaining options vesting in three annual installments of 25% each. If we experience a change of control, 100% of the options will automatically vest.

     T. Michael Janney holds the position of Chief Financial Officer and receives an annual salary of $150,000 and a bonus of up to $45,000 based on the achievement of annual objectives. Mr. Janney will receive continued salary and benefits for a period of six months if we terminate his employment without cause. Mr. Janney also holds options to purchase 156,250 shares of common stock at $0.80 per share and 31,250 shares of common stock at $2.40 per share. These options vested 25% on the day of grant with the remaining options vesting in three annual installments of 25% each. If we experience a change of control, 100% of the options will automatically vest.

     Scott L. Mathews holds the position of President and Chief Operating Officer and receives an annual salary of $160,000 and a bonus of up to $64,000 based on the achievement of annual objectives. Mr. Mathews will receive continued salary and benefits for a period of six months if we terminate his employment without cause. Mr. Mathews also holds options to purchase 225,000 shares of our common stock at $2.40 per share. These options vested 25% on the day of grant with the remaining options vesting in three annual installments of 25% each. If we experience a change of control, 100% of the options will automatically vest.

     Arvind Subramanian holds the position of Executive Vice President, Sales and E-Business and receives an annual salary of $150,000 and a bonus of up to $52,500 based on the achievement of annual objectives. Mr. Subramanian will receive continued salary and benefits for a period of twelve months if we terminate his employment without cause. Mr. Subramanian also holds options to purchase 187,500 shares of our common stock at $11.20 per share. These options vested 25% on the day of grant with the remaining options vesting in three annual installments of 25% each. If we experience a change of control, 100% of the options will automatically vest.

EQUITY COMPENSATION

  AMENDED AND RESTATED 1996 EQUITY COMPENSATION PLAN

     Our Amended and Restated 1996 Equity Compensation Plan was approved by our stockholders on January 26, 1996. The aggregate number of shares of common stock available for awards under the 1996 plan was 2,168,750 shares. No more than 625,000 shares in the aggregate may be granted to any individual in any calendar year. As of December 31,

1999, there were 1,866,991 shares issuable upon the exercise of outstanding options granted under the 1996 plan.

  1999 EQUITY COMPENSATION PLAN

     Our 1999 Equity Compensation Plan was approved by our stockholders on May 10, 1999. The aggregate number of shares of common stock available for awards under the 1999 plan is 2,500,000 shares. No more than 625,000 shares in the aggregate may be granted to any individual in any calendar year. As of December 31, 1999, there were 902,125 shares issuable upon the exercise of outstanding options granted under the 1999 plan.

  GENERAL

     The 1996 and 1999 equity compensation plans provide for grants of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock and performance units to our designated employees, advisors and consultants, and to non-employee directors. The compensation committee of the board of directors administers and interprets the plans. The compensation committee consists of two or more persons appointed by the board of directors from among its members, each of whom must be a non-employee director as defined by Rule 16b-3 under the Securities Exchange Act of 1934, and an outside director as defined by section 162(m) of the Internal Revenue Code of 1986 and related Treasury Regulations.

  ELIGIBILITY FOR PARTICIPATION

     Grants may be made to any of our employees or to employees of any of our subsidiaries, to any non-employee member of the board of directors or, under the 1999 plan, to individuals to whom an offer of employment has been extended. Key consultants and advisers who perform services for us or any of our subsidiaries are eligible if they render bona fide services, not as part of the offer or sale of securities in a capital-raising transaction.

401(k) PLAN

     We have adopted a tax qualified employee savings and retirement plan, the 401(k) plan, for eligible employees. We make matching contributions on behalf of all participants who have elected to make deferrals to the 401(k) plan. Any contributions to the 401(k) plan by us or by the participants are paid to a trustee. The 401(k) plan, and the accompanying trust, is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions and income earned, if any, are not taxable to employees until withdrawn. The contributions made by us vest in increments according to a vesting schedule. At the direction of each participant, the trustee invests the contributions made to the 401(k) plan in any number of investment options.

                           RELATED PARTY TRANSACTIONS

EQUITY AND DEBT FINANCING AGREEMENTS WITH XL VISION

     We were incorporated in September 1994 as a subsidiary of XL Vision, Inc., a private company that provides strategic, technical and business support to create imaging-related technology companies. From our inception through June 1999, we have funded our operating and investing cash requirements principally through private placements of common stock and preferred stock and from borrowings from XL Vision. As of the date of this prospectus, XL Vision owns 24.0% of our outstanding capital stock.

     In July 1997, we signed a subordinated purchase money note with XL Vision for $4.4 million related to the transfer of infrared technology to eMerge. The note bears interest at an annual rate of 7% and is due in full when we complete an initial public offering or sell all of our assets or stock. Approximately $1.4 million was outstanding under the note as of December 31, 1999, all of which will be paid with a portion of the proceeds of this offering.

     In December 1998, we issued 2,400,000 shares of series B junior preferred stock to XL Vision, one of our significant stockholders, at a purchase price of $2.00 per share. As payment for the shares, XL Vision cancelled our debt of $4.8 million owed to XL Vision related to working capital expenditures, which were incurred on our behalf by XL Vision. As a result of that transaction, XL Vision's ownership of our capital stock increased from 22.0% to 35.8% as of December 1998. XL Vision also canceled $7.5 million of debt related to working capital expenditures, which were incurred on our behalf by XL Vision as a contribution of debt to equity. The shares of series B junior preferred stock are also subject to the registration rights agreement executed in connection with the series A preferred stock. See the section entitled Description of Capital Stock for a description of the registration rights agreement. The shares of series A and series B preferred stock convert into shares of class A common stock immediately prior to completion of this offering.

     In January 1999, we signed a revolving promissory note with XL Vision for up to $3.0 million, of which approximately $232,000 was outstanding as of December 31, 1999. The revolving promissory note bears interest at the prime lending rate plus 1% and is due in full when we complete an initial public offering or sell all of our assets or stock.

EQUITY AND DEBT FINANCING AGREEMENTS WITH AFFILIATES OF SAFEGUARD SCIENTIFICS, INC.

     In April 1999, we signed two promissory notes, totaling $1.1 million with Safeguard Delaware, Inc., a wholly-owned subsidiary of Safeguard Scientifics, Inc. and the sole general partner of Safeguard XL Capital and Safeguard 99 Capital L.P., two of our significant stockholders. Safeguard Scientifics, Inc. beneficially owns approximately 55% of the outstanding shares of capital stock of XL Vision. These promissory notes were paid in full with the proceeds of the sale of our series C preferred stock.

     In May 1999, we issued 1,000,000 shares of series C preferred stock to Safeguard 99 Capital L.P., an affiliate of Safeguard Scientifics, Inc., at a price of $5.00 per share. The shares of series C preferred stock are also subject to the registration rights agreement executed in connection with the series A preferred stock. The shares of series C preferred stock convert into shares of class A common stock immediately prior to completion of this offering.

     In July 1999, we signed a revolving promissory note with Safeguard Delaware, Inc. for up to $3.0 million. At September 30, 1999, $3.0 million had been advanced by Safeguard. The revolving promissory note bears interest at the prime lending rate plus 1%. In December 1999, we amended the note to extend the maturity date until January 31, 2000 and in January 2000, we amended the note to extend the maturity date until March 31, 2000.

     In August 1999, we signed a demand note with Safeguard Delaware, Inc. in the principal amount of $2.5 million. The note bears interest at the prime rate plus 1% and is payable on demand. In September 1999, we signed a demand note with Safeguard Delaware, Inc. in the principal amount of $2.0 million. The note bears interest at the prime rate plus 1% and is payable on demand. In October 1999, we signed a demand note with Safeguard Delaware, Inc. in the principal amount of $2.5 million. The note bears interest at the prime rate plus 1% and is payable on demand. In October 1999, we cancelled these outstanding notes in exchange for a note in the amount of $7.1 million. The note bears interest at the prime rate plus 1% and is due in full in one year, when we complete an initial public offering or when Internet Capital Group repays its note to us, whichever occurs earlier. As of December 31, 1999, we owed a total of approximately $10.3 million to Safeguard.

ISSUANCE OF PREFERRED STOCK AND A WARRANT TO INTERNET CAPITAL GROUP, INC.

     On November 16, 1999, we issued 4,555,556 shares of series D preferred stock and a warrant to purchase 1,138,889 shares of class B common stock for the aggregate consideration of $38.8 million to Internet Capital Group, Inc.

     We received $18.0 million of the total purchase price in cash and $23.0 million in the form of a promissory note. The note will be due and payable one year after its issue and does not bear interest. The note is secured by 2,555,556 shares of series D preferred stock. Interest on the promissory note was imputed at 9.5% and amounts to $2.2 million over the life of the note. In connection with the issuance of the stock and the warrant, we granted Internet Capital Group registration rights that are substantially the same as those that apply to our series A preferred stock.

     The series D preferred stock will automatically convert into shares of class B common stock immediately prior to completion of this offering. Class B common stock is entitled to two and one-half votes per share. The warrant expires three years from the date of issuance, and is exercisable at the initial public offering price of the class A common stock. The class B common stock automatically converts into class A common stock upon transfer by Internet Capital Group to a non-affiliated party.

     Douglas A. Alexander, one of our directors, is an executive officer of Internet Capital Group. E. Michael Forgash, one of our directors, is also a member of the board of directors of Internet Capital Group. Additionally, Safeguard Scientifics, Inc. beneficially owns approximately 14.3% of the outstanding shares of common stock of Internet Capital Group.

     Internet Capital Group and Safeguard are parties to a joint venture agreement under which each has agreed to:

     - Use best efforts to agree and vote on a course of action that is in the best interest of both parties in all matters submitted to the stockholders for approval;

     - Vote its shares for the election of two designees of Safeguard and two designees of Internet Capital Group in any election of directors of eMerge Interactive;

     - Offer shares of eMerge Interactive stock to the other party at the fair market price of the shares before offering the shares to any unaffiliated party, other than in a sale of all of its shares; and

     - Discuss its intentions with the other party before selling all of its shares to an unaffiliated party and use its best efforts to provide the other party with the opportunity to purchase or participate in the purchase of the shares.

     Together, Internet Capital Group and Safeguard own approximately 58% of our outstanding capital stock and control approximately 71% of the voting power of our outstanding capital stock prior to this offering. After this offering, Internet Capital Group and Safeguard together will own approximately 44% of our outstanding capital stock and will control approximately 58% of the voting power of our outstanding capital stock.

SERVICE AGREEMENTS WITH XL VISION AND SAFEGUARD SCIENTIFICS

     We have contractual service agreements with XL Vision and Safeguard Scientifics. Under an administrative services agreement dated December 15, 1997, as amended on August 17, 1999, XL Vision and Safeguard provide us with management consultation, investor relations, financial management, human resource management, legal services, insurance programs, and administrative services. We pay a fee pursuant to a formula that is based on a percentage of our revenue, not to exceed $300,000 annually. The fee is not due until we achieve positive cash flow from operations. We owe XL Vision and Safeguard each $18,600 under this agreement for fiscal 1998, and $21,750 for the nine months ended September 30, 1999. The agreement extends through December 31, 2002 and continues unless terminated by either party.

     Under a direct charge administrative services agreement dated April 14, 1997, XL Vision also provides us with management services on a time and materials basis. We owe XL Vision $460,000 under this agreement for fiscal 1998, and $390,000 for the nine months ended September 30, 1999. This agreement continues on a month-to-month basis, and may be terminated at any time by either party.

REAL ESTATE LEASE WITH XL VISION

     We currently lease our facilities in Sebastian, Florida from XL Vision, Inc., which leases the entire facility from XL Realty, Inc., a subsidiary of Safeguard Scientifics, Inc. We believe that the rent that we say pursuant to our lease is consistent with the market rent for similar space in the area. Our lease terminates on January 1, 2001 and we will have the option to renew the lease for an additional one year term.

LOAN AGREEMENT WITH MR. ABRAHAM

     On January 28, 2000, we entered into a term note with Charles L. Abraham, our Chief Executive Officer, under which Mr. Abraham borrowed $100,000. The note will mature on the earlier to occur of the second anniversary of the date of the note and the date on which Mr. Abraham receives a bonus from us relating to the successful completion of this offering. The note is secured by shares of our common stock owned by Mr. Abraham pursuant to a pledge agreement. The note bears interest at the prime lending rate plus one percent, which as of February 1, 2000 equaled 9.5%. The proceeds of the loan were used to finance the exercise of options to purchase 30,000 shares of our common stock and to pay taxes in connection therewith.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth information regarding the beneficial ownership of eMerge Interactive's common stock as of December 31, 1999 by:

     - Each person or entity who is known by us to beneficially own more than 5% of eMerge Interactive's outstanding common stock;

     - Each of the executive officers set forth on the summary compensation table;

     - Each director of eMerge Interactive;

     - All directors and executive officers as a group; and

     - All other selling stockholders.

     In addition, we are voluntarily disclosing information for each of our other executive officers.

     A person has beneficial ownership of shares if the individual has the power to vote or dispose of shares. This power can be exclusive or shared, direct or indirect. In addition, a person beneficially owns shares underlying options that are presently exercisable or will become exercisable within 60 days of December 31, 1999 and shares acquirable upon conversion of our preferred stock. Applicable percentage ownership in the following table is based on 25,232,902 shares of common stock outstanding as of December 31, 1999. Applicable percentage ownership after the offering includes 500,000 shares of class A common stock issued in connection with a concurrent private placement. To the extent that any shares are issued upon exercise of options, warrants or other rights to acquire our capital stock that are presently outstanding, granted in the future or reserved for future issuance under our equity plans, there will be further dilution to new public investors. Because of the disparate voting rights between the class A and class B common stock, we have also presented beneficial ownership as a percent of total voting power in the table below.

     The table below assumes that the underwriters have not exercised their over-allotment option. In addition, the symbol * means that the percentage is less than one percent.


                                       SHARES BENEFICIALLY OWNED          NUMBER OF          SHARES BENEFICIALLY OWNED
                                           PRIOR TO OFFERING              SHARES OF             AFTER THE OFFERING
                                 --------------------------------------    CLASS A    ---------------------------------------
                                              PERCENT OF    PERCENT OF     COMMON                   PERCENT OF    PERCENT OF
                                 NUMBER OF    BENEFICIAL   TOTAL VOTING     STOCK      NUMBER OF    BENEFICIAL   TOTAL VOTING
   NAME OF BENEFICIAL OWNER        SHARES     OWNERSHIP       POWER        OFFERED      SHARES      OWNERSHIP       POWER
   ------------------------      ----------   ----------   ------------   ---------   -----------   ----------   ------------
5% STOCKHOLDERS:
Internet Capital Group,
  Inc.(1)(11)..................  14,734,978      55.8%         68.2%       694,000     14,040,978      42.1%         55.7%
  800 The Safeguard Building
  435 Devon Park Drive Wayne,
  PA 19087
Safeguard XL Capital
  L.P.(2)(6)(11)...............  14,734,978      55.8          68.2        694,000     14,040,978      42.1          55.7
  800 The Safeguard Building
  435 Devon Park Drive Wayne,
  PA 19087
Safeguard 99 Capital
  L.P.(3)(6)(11)...............  14,734,978      55.8          68.2        694,000     14,040,978      42.1          55.7
  800 The Safeguard Building
  435 Devon Park Drive Wayne,
  PA 19087
XL Vision, Inc.(4)(5)..........   6,058,125      24.0          17.9        500,000      5,558,125      17.2          13.6
  10315 102nd Terrace
  Sebastian, FL 32958

                                       SHARES BENEFICIALLY OWNED          NUMBER OF          SHARES BENEFICIALLY OWNED
                                           PRIOR TO OFFERING              SHARES OF             AFTER THE OFFERING
                                 --------------------------------------    CLASS A    ---------------------------------------
                                              PERCENT OF    PERCENT OF     COMMON                   PERCENT OF    PERCENT OF
                                 NUMBER OF    BENEFICIAL   TOTAL VOTING     STOCK      NUMBER OF    BENEFICIAL   TOTAL VOTING
   NAME OF BENEFICIAL OWNER        SHARES     OWNERSHIP       POWER        OFFERED      SHARES      OWNERSHIP       POWER
   ------------------------      ----------   ----------   ------------   ---------   -----------   ----------   ------------
XL Partners, L.P.(4)...........   3,058,125      12.1           9.1             --      3,058,125       9.5           7.5
  10315 102nd Terrace
  Sebastian, FL 32958
The Biegert Family Trust(7)....   1,250,000       5.0           3.7             --      1,250,000       3.9           3.1
  c/o Judith Ackland P.O. Box
  197 Shickley, NE 68436
NAMED EXECUTIVE OFFICERS AND
  DIRECTORS:
Charles L. Abraham(10).........     375,000       1.5           1.1             --        375,000       1.2             *
T. Michael Janney (10).........      78,125         *             *             --         78,125         *             *
Scott L. Mathews (10)..........      56,250         *             *             --         56,250         *             *
Marvin L. Slosman (10).........      78,125         *             *             --         78,125         *             *
John S. Scott, Ph.D.(12).......      25,000         *             *             --         25,000         *             *
Douglas A. Alexander...........          --         *             *             --             --         *             *
E. Michael Forgash.............          --         *             *             --             --         *             *
Thomas C. Lynch................          --         *             *             --             --         *             *
Christopher Moller, Ph.D.......          --         *             *             --             --         *             *
John W. Poduska, Ph.D..........      65,938         *             *             --         65,938         *             *
OTHER EXECUTIVE OFFICER:
Arvind Subramanian (10)........      46,875         *             *             --         46,875         *             *
All directors and executive
  officers as a group (11
  persons).....................     725,313       2.8           2.1             --        725,313       2.2           1.8
OTHER SELLING STOCKHOLDERS:
Technology Leaders II(8).......   1,070,000       4.2           3.2        150,000        920,000       2.9           2.3
Technology Leaders I(9)........   1,004,062       4.0           3.0        150,000        854,062       2.7           2.1
Richard Stanley,
  D.V.M.(10)(13)...............      46,413         *             *          6,000         40,413         *             *

-------------------------

 (1) The share numbers for Internet Capital Group, Inc. include 5,226,644 shares owned by Safeguard XL Capital L.P. and 1,675,000 shares owned by Safeguard 99 Capital L.P. Internet Capital Group disclaims beneficial ownership of these shares. The share numbers for Internet Capital Group also include 5,694,445 shares of class B common stock and a warrant to purchase 1,138,889 shares of class B common stock. There are no other shares of class B common stock outstanding. Holders of class B common stock are entitled to two and one-half votes per share. These numbers also include 1,250,000 shares of class A common stock.

 (2) The share numbers for Safeguard XL Capital L.P. include 1,675,000 shares that are owned by Safeguard 99 Capital L.P. and 8,083,334 shares that are owned by Internet Capital Group, Inc. Safeguard XL Capital L.P. disclaims beneficial ownership of the shares owned by Safeguard 99 Capital L.P. and Internet Capital Group.

 (3) The share numbers for Safeguard 99 Capital L.P. include 5,226,644 shares that are owned by Safeguard XL Capital L.P. and 8,083,333 shares that are owned by Internet Capital Group, Inc. Safeguard 99 Capital L.P. disclaims beneficial ownership of the shares owned by Safeguard XL Capital L.P. and Internet Capital Group, Inc. The share numbers for Safeguard 99 Capital L.P. also include options to acquire 425,000 shares of our stock that are currently owned by

     XL Vision. These options become exercisable when we complete an initial public offering, subject to restrictions.

 (4) The share numbers for XL Vision, Inc. include 625,000 shares that are subject to an option to holders of its 6% convertible subordinated notes. The options become exercisable when we complete an initial public offering, subject to restrictions.

 (5) XL Vision, Inc. is the sole general partner of XL Partners, L.P. Therefore, the share numbers for XL Vision include 3,058,125 shares owned by XL Partners, L.P.

 (6) Safeguard Delaware, Inc. holds approximately a 91.6% general partnership interest in Safeguard XL Capital L.P. and an 89.8% general partnership interest in Safeguard 99 Capital L.P. Safeguard Delaware, Inc., a wholly-owned subsidiary of Safeguard Scientifics, Inc., is the sole general partner of Safeguard XL Capital L.P. and Safeguard 99 Capital L.P. Safeguard Delaware, Inc. has sole authority and responsibility for all investments, voting and disposition decisions regarding such shares. The limited partnership interests are held by executives and employees of Safeguard, subject to vesting. These numbers exclude any shares that may be purchased by Safeguard Scientifics, Inc. that have not been purchased by its shareholders in the Safeguard Subscription Program.

 (7) We have a proxy to vote the 1,250,000 shares owned by the Biegert Trust until the completion of the series D preferred stock and warrant purchase by Internet Capital Group.

 (8) Technology Leaders II Management L.P., a limited partnership, is the sole general partner of Technology Leaders II L.P. and a co-general partner of Technology Leaders II Offshore C.V. Technology Leaders II L.P. and Technology Leaders II Offshore C.V. are venture capital partnerships that are required by their governing documents to make all investment, voting and disposition actions in tandem. Technology Leaders II L.P. and Technology Leaders II Offshore C.V. are referred to as Technology Leaders
     II. Technology Leaders II Management L.P. has sole authority and responsibility for all investment, voting and disposition decisions for Technology Leaders II. The general partner of Technology Leaders II Management, L.P. is Technology Leaders Management, Inc., a wholly-owned subsidiary of Safeguard. Robert E. Keith, Jr., Gary J. Anderson, M.D., Mark
     J. DeNino and Christopher Moller, Ph.D., a director of eMerge Interactive, are the officers of Technology Leaders Management, Inc. Technology Leaders II Management L.P. is managed by an executive committee, by whose decisions the general partners have agreed to be bound, which consists of nine voting members including (i) Warren V. Musser, who is a designee of Technology Leaders Management, Inc., (ii) Mr. Keith, Dr. Anderson, Mr. DeNino, Dr. Moller, individually, and (iii) one designee of each of four other corporations (the TLA Corporations) and (as a non-voting member) Clayton S. Rose. Technology Leaders Management, Inc. is the administrative manager of Technology Leaders II, subject to the control and direction of the executive committee of Technology Leaders II Management L.P. Mr. Keith is Vice Chairman of Safeguard.

 (9) Technology Leaders Management L.P., a limited partnership, is the sole general partner of Technology Leaders L.P. and a co-general partner of Technology Leaders Offshore C.V. Technology Leaders L.P. and Technology Leaders Offshore C.V. are venture capital partnerships that are required by their governing documents to make all investment, voting and disposition actions in tandem. Technology Leaders MI Corp. is wholly-owned by Technology Leaders Offshore C.V. Technology Leaders L.P. and Technology Leaders Offshore C.V. are referred to collectively as Technology Leaders I. Technology Leaders Management L.P. has sole responsibility for all investment, voting and disposition decisions for Technology Leaders I. The general partners of Technology Leaders Management L.P. are (i) Technology Leaders Management, Inc., a wholly-owned subsidiary of Safeguard, (ii) Technology Leaders Partners I, a partnership among Technology Leaders Management, Inc. and the Managing Directors of Technology Leaders Management, Inc., other than Mark J. DeNino, and four other corporations (the TLA Corporations) owned by individuals, one of whom serves as a director of Safeguard, and three of whom are not currently otherwise affiliated with Safeguard or eMerge Interactive. Technology Leaders Management L.P. is managed by an executive committee, by whose decisions the general partners have agreed to be bound, that consists of seven voting members including (i) Warren V. Musser, Robert E. Keith, Jr. and Gary J. Anderson, M.D., each of whom are designees of Technology Leaders Management, Inc., and (ii) one designee of each of the TLA Corporations. Clayton S. Rose is a non-voting member of that executive committee. Technology Leaders Management, Inc. is the administrative manager of Technology Leaders, subject to the control and direction of the executive committee of Technology Leaders Management L.P. Mr. Musser is the chairman and Mr. Keith is president and chief executive officer of Technology Leaders Management, Inc. and Mr. Keith, Dr. Anderson, Mr. DeNino and Christopher Moller, Ph.D., a director of eMerge Interactive, are the managing directors of Technology Leaders Management, Inc. Mr. Keith and Dr. Anderson are former officers of Safeguard and Mr. Keith is Vice Chairman of Safeguard.

(10) Includes options to purchase the following shares of class A common stock:

     - 337,500 shares by Mr. Abraham;

     - 74,812 shares by Mr. Janney;

     - 56,250 shares by Mr. Mathews;

     - 78,125 shares by Mr. Slosman;

     - 6,250 shares by Mr. Stanley; and

     - 46,875 shares by Mr. Subramanian.

(11) Internet Capital Group and Safeguard are parties to a joint venture agreement under which they have agreed to use best efforts to agree to vote together on matters submitted to the stockholders for approval and for two designees of Safeguard and two designees of Internet Capital Group in any elections of directors. See footnotes (1), (2) and (3).

(12) John S. Scott, Ph.D. is Chief Executive Officer and Chairman of the Board of XL Vision, and disclaims beneficial ownership of the 6,058,125 shares held by XL Vision.

(13) Richard Stanley was President and a stockholder of STS Agriventures, Ltd., which was acquired by eMerge Interactive in July 1998. Mr. Stanley currently serves as a consultant to eMerge Interactive. Mr. Stanley disclaims beneficial ownership of 30,713 shares of our class A common stock owned by his wife, Sylvia Doerksen.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Upon completion of this offering, we will be authorized to issue up to 100,000,000 shares of common stock, $.008 par value per share, consisting of 92,711,110 shares of class A common stock and 7,288,890 shares of class B common stock, and 15,000,000 shares of preferred stock, $.01 par value per share. All outstanding shares of preferred stock will automatically convert into common stock immediately prior to the closing of this offering as follows:

     - Shares of series A, series B and series C preferred stock will convert into shares of class A common stock; and

     - Shares of series D preferred stock will convert into shares of class B common stock.

COMMON STOCK

     As of December 31, 1999, there were 25,232,902 shares of common stock outstanding, assuming the conversion of the shares of preferred stock then outstanding. After giving effect to the sale of the 6,500,000 shares of our class A common stock in this offering and the sale of 500,000 shares of our class A common stock in a private placement that will be completed concurrently with this offering, there will be 32,232,902 shares of common stock outstanding.

     Holders of class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders. Holders of class B common stock are entitled to two and one-half votes for each share held of record. The shares of class A and class B common stock are identical in all other respects. The election of directors is determined by a plurality of the votes cast and, except as otherwise required by law, all other matters are determined by a majority of the votes cast. Our stockholders do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors. Holders of common stock are entitled to receive any dividends declared by the board of directors out of funds legally available for that purpose, subject to any preferential dividend rights of outstanding shares of preferred stock. Upon the liquidation, dissolution or winding up of eMerge Interactive, the holders of common stock are entitled to receive pro-rated shares of our net assets after we have paid all debts and other liabilities. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock may be adversely affected by the rights of the holders of shares of any class or series of preferred stock which we may designate and issue in the future.

     In the event of a sale or transfer of any shares of class B common stock to a party that is not affiliated with the original purchaser, the shares will automatically convert into class A common stock.

PREFERRED STOCK

     Under our second amended and restated certificate of incorporation, our board of directors, without further action by our stockholders, is authorized to issue up to an aggregate of 15,000,000 shares of preferred stock in one or more classes or series. Our board of directors may, without stockholder approval, issue any class or series of preferred stock with dividend rights, dividend rates, conversion rights, redemption rights, preferences on liquidation or dissolution, voting rights and any other preferences, which could adversely affect the voting power of the holders of common stock. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions or other corporate purposes, could make it more difficult for a third party to acquire, or could discourage or delay a third party from acquiring, a majority of our outstanding stock. Following this offering, after the conversion of all outstanding shares of series A, series B and series C preferred stock into class A common stock, and the conversion of all outstanding shares of series D preferred stock into class B common stock, there will be no shares of preferred stock outstanding. We have no plans to issue any additional shares of preferred stock.

REGISTRATION RIGHTS

     Some holders of our class A common stock and all holders of preferred stock have been granted registration rights. Under a registration rights agreement, as amended, beginning six months after an initial public offering, the holders of series A, series B, series C and series D preferred stock can, on two occasions, demand that we register their shares, so long as the shares covered by each registration have an aggregate market value of more than $5.0 million.

     The holders of series A, series B, series C and series D preferred stock are also entitled to piggyback registration rights, which may be reduced at the discretion of an underwriter. Piggyback registration rights entitle stockholders to include shares in a registered public offering initiated by us. We intend to obtain a waiver of the piggyback registration rights from all of the holders of series A, series B, series C and series D preferred stock in connection with this offering, except from those participating as selling stockholders in this offering.

     In a stockholders' agreement, we granted the former stockholders of STS Agriventures, Ltd. and the partners of NutriCharge piggyback registration rights for their shares of our common stock. In a stockholders' and registration rights agreement, we granted CIN, LLC (now Lost Pelican, LLC) piggyback registration rights for its shares of our class A common stock. In a joinder and correction to the stockholders' and registration rights agreement, we granted the former stockholders of Cyberstockyard, Inc. piggyback registration rights for their shares of our common stock. In a common stock purchase agreement, we granted Turnkey Computer Systems, Inc. piggyback registration rights for its shares of our class A common stock, except for in an initial public offering. We intend to obtain waivers of the piggyback registration rights from these holders of class A common stock, except from those participating as selling stockholders in this offering.

CERTAIN ANTI-TAKEOVER PROVISIONS

     Provisions of our second amended and restated certificate of incorporation and bylaws could make the acquisition of eMerge Interactive and the removal of incumbent officers and directors more difficult. These provisions are expected to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of eMerge Interactive to negotiate with us first.

     Our board of directors has the authority to issue and to establish the rights of substantial amounts of preferred stock without stockholder approval, upon such terms and conditions, and having such rights, privileges and preferences, as our board of directors may determine. This authority may be used to create voting impediments, hinder changes in control or to dilute the stock ownership of holders of common stock seeking to obtain control of eMerge Interactive. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of any preferred stock that may be issued in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate transactions, may have the effect of discouraging, delaying or preventing a change in control.

DELAWARE ANTI-TAKEOVER LAW

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or the anti-takeover law, which regulates corporate acquisitions. The law generally prohibits business combinations between a publicly held Delaware corporation and an interested stockholder.

     - An interested stockholder is a person who, together with any affiliates, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a corporation.

     - A business combination includes mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation.

     Section 203 prohibits any business combination that results in a financial benefit to an interested stockholder for three years following the date the person became an interested stockholder.

WARRANT

     In November 1999, we issued a warrant to Internet Capital Group to purchase up to 1,138,889 shares of class B common stock. The warrant is exercisable upon the earlier of:

     - The consummation of this offering;

     - The closing date of a round of equity financing of at least $20.0 million; and

     - The one year anniversary of the issue date of the warrant.

     In the event that the warrant becomes exercisable as a result of this offering or as a result of a private equity offering, the exercise price will be equal to the offering price per share. If the warrant becomes exercisable as a result of the one year anniversary of its issue, the exercise price will be $9.00 per share. The warrant terminates on the third anniversary of its issue. The warrant is transferable, but once transferred, it will be exercisable for shares of class A common stock.

LIMITATION ON LIABILITY

     Our second amended and restated certificate of incorporation and bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. Our amended and restated certificate of incorporation specifies that none of our directors shall be personally liable to us or our shareholders for monetary damages for a breach of fiduciary duty, except for liability:

     - For any breach of the duty of loyalty;

     - For acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law;

     - For the payment of unlawful dividends and other actions prohibited by Delaware General Corporation Law; and

     - For any transaction resulting in receipt of an improper personal benefit by the director.

     Our bylaws require us to indemnify our directors and officers, so long as their actions are in good faith, are in the best interests of the corporation, and are not unlawful. Our bylaws also permit us to purchase and maintain insurance on behalf of our directors, officers and agents. We intend to obtain directors' and officers' liability insurance to provide our directors and officers with insurance coverage for losses arising from claims based on breaches of duty, negligence, error and other wrongful acts.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the common stock is ChaseMellon Shareholder Services, LLC, 85 Challenger Road, Overpeck Centre, Ridgefield Park, New Jersey 07660.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering and the concurrent private placement, there will be 32,232,902 shares of our common stock outstanding based upon the number of shares that were outstanding as of December 31, 1999. Immediately after the offering, the 8,000,000 shares sold in this offering will be freely tradeable and 24,232,902 shares will be eligible for resale subject to compliance with Rule 144 or Rule 701, as the case may be. Of these shares, 23,131,956 shares are subject to 180-day lock-up agreements with the underwriters.

RULE 144

     In general, shares held by persons deemed not to have been affiliates of ours at any time during the 90 days preceding a sale and who have beneficially owned the shares for at least two years can be sold under Rule 144(k) without regard to the volume limitations, manner of sale provisions or other limitations of Rule 144. As of the date of this prospectus, immediately after consummation of the offering, 11,312,423 shares will be eligible for resale in the public market without restriction under Rule 144(k) if they are not held by our affiliates.

     In addition, under Rule 144, a person who has beneficially owned shares for at least one year, including an affiliate, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - one percent of the then outstanding shares of our common stock (approximately 322,000 shares immediately following the offering); and

     - the average weekly trading volume during the four calendar weeks preceding filing of notice of such sale.

As of the date of this prospectus, immediately after consummation of the offering, 5,603,125 shares not eligible for resale under Rule 144(k) will be eligible for resale in the public market subject to the volume, manner of sale and other limitations of Rule 144.

RULE 701

     We have granted options and issued underlying shares of common stock to our employees through our equity compensation plans. Under Rule 701, non-affiliated who purchased shares upon the exercise of options granted under the plans prior to this offering are entitled to sell their shares 90 days after the date of this prospectus without having to comply with the holding period, volume limitations or other restrictions of Rule 144. Rule 701 also permits shares subject to unexercised options granted under our plans to be sold upon exercise without having to comply with the provisions of Rule 144. Upon consummation of this offering, 225,822 shares of common stock will be eligible for resale under Rule 701.

LOCK-UP AGREEMENTS

     In addition to the restrictions imposed by Rule 144 and Rule 701 as described above, the holders of common stock and options who collectively account for 23,131,956 shares of our common stock and options to purchase 1,906,250 shares of our common stock, including all of our officers and directors, have agreed, pursuant to lock-up agreements, that they will not offer, sell, contract to sell, or otherwise dispose of, directly or indirectly, any shares of common stock or securities convertible or exchangeable for common stock for a period of 180 days after the date of this prospectus without the prior written consent of Adams, Harkness & Hill, Inc.

STOCK OPTIONS

     As of December 31, 1999, there were outstanding options to purchase an aggregate of 2,769,116 shares of our common stock, at a weighted average exercise price of $2.93 per share, of which 761,045 were exercisable at a weighted average of $1.68 per share. The holders of options to purchase a total of 562,310 shares exercisable upon the offering have executed lock-up agreements and agreed to restrict their ability to sell or otherwise dispose of common stock acquired upon the exercise of options for 180 days after the date of this prospectus without the prior consent of Adams, Harkness & Hill, Inc.

     As of December 31, 1999, we had an additional 1,597,875 shares of common stock available for future grant under the 1996 and 1999 equity compensation plans. Prior to the expiration of the lock-up agreements, we intend to file a registration statement on Form S-8 to register the shares of common stock that may be issued pursuant to the options granted under the plans. Therefore, the shares of common stock that are acquired and offered thereafter pursuant to that registration statement may be resold in the public market without restriction or limitation, except in the case of our affiliates, who may only resell such shares in accordance with the provisions of Rule 144.

WARRANT

     On November 16, 1999, we issued a warrant to Internet Capital Group to purchase up to 1,138,889 shares of class B common stock upon completion of the series D preferred stock purchase. This warrant is exercisable upon closing of this offering and will expire on the third anniversary of its issuance. Internet Capital Group has agreed not to offer, sell, contract to sell or otherwise dispose of, directly or indirectly, any of its shares, the warrant, or the shares acquired as a result of exercising the warrant, for 180 days after the date of this prospectus, other than through a bona fide pledge of these securities to its creditors.

                              PLAN OF DISTRIBUTION

     Of the 8,000,000 shares offered by this prospectus, 4,500,000 shares are being offered by means of an underwritten public offering and 3,500,000 shares are being offered by means of the Safeguard Subscription Program to shareholders of Safeguard Scientifics, Inc., one of our principal stockholders.

UNDERWRITTEN PUBLIC OFFERING

     Under the underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each underwriter named below, for whom Adams, Harkness & Hill, Inc., First Union Securities, Inc. and FAC/Equities, a division of First Albany Corporation are acting as representatives, has agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

                                                                 NUMBER OF
                                                             SHARES OF CLASS A
UNDERWRITERS                                                   COMMON STOCK
------------                                                 -----------------
Adams, Harkness & Hill, Inc. ..............................
First Union Securities, Inc. ..............................
FAC/Equities, a division of First Albany Corporation.......
                                                                 --------
     Total.................................................
                                                                 ========

     Of the 4,500,000 shares to be purchased by the underwriters, 3,694,000 shares will be purchased from us and 806,000 shares will be purchased from the selling stockholders. Of the 3,500,000 shares to be offered by means of the Safeguard Subscription Program, 2,806,000 shares will be sold by us and 694,000 shares will be sold by Safeguard.

     The underwriting agreement provides that the underwriters' obligation to purchase shares of class A common stock depends on the satisfaction of the conditions contained in the underwriting agreement and that, if any of the shares of class A common stock are purchased by the underwriters under the underwriting agreement, all of the shares of class A common stock that the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include the requirement that the representations and warranties made by us to the underwriters are true, that all of the shares offered in the Safeguard Subscription Program have been purchased, that there is no material change in the financial markets and that we deliver to the underwriters customary closing documents.

     The representatives of the underwriters have advised us that the underwriters propose to offer the shares of class A common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to dealers, who may include the underwriters, at the public
offering price less a selling concession not in excess of $     per share. The
underwriters may also allow, and dealers may reallow, a concession not in excess
of $     per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.

     Adams, Harkness & Hill, Inc., First Union Securities, Inc. and FAC/Equities have informed us that they do not intend to confirm sales of shares of common stock offered by this prospectus to any accounts over which they exercise discretionary authority. In addition, the other underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of common stock offered by them.

     The following table shows the per share and total public offering price, underwriting discount to be paid by us to the underwriters and the proceeds before expenses to us and the selling stockholders. This information is presented assuming both no exercise and full exercise by the underwriters of their overallotment option.

                                                                      TOTAL
                                                            --------------------------
                                                              WITHOUT         WITH
                                               PER SHARE      OPTION         OPTION
                                               ---------    -----------    -----------
Public offering price........................   $           $              $
Underwriting discount........................   $           $              $
Proceeds before expenses to eMerge
  Interactive................................   $           $              $
Proceeds before expenses to the selling
  stockholders...............................   $           $              $

     The total proceeds before expenses to be received by us from both the underwritten public offering and the Safeguard subscription program will be
approximately             , assuming no exercise of the over-allotment option.

     The expenses of the underwritten offering, exclusive of the underwriting discount, are estimated at $928,000 and are payable by us. The following table details these expenses. All amounts shown are estimates, with the exception of the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.


SEC registration fee.........................        $   21,473
NASD filing fee..............................             6,137
Nasdaq filing fee............................            53,400
Printing and engraving expenses..............           281,300
Legal fees and expenses......................           253,100
Accounting fees and expenses.................           253,100
Blue Sky fees and expenses (including legal
  fees)......................................             5,600
Transfer agent and registrar fees and
  expenses...................................             8,400
Miscellaneous................................            45,490
                                                     ----------
     Total...................................        $  928,000
                                                     ==========

     The total expenses for the offering, including the expenses associated with the Safeguard Subscription Program, are estimated at $1.7 million.

     We have granted to the underwriters an option to purchase up to 675,000 additional shares of class A common stock, exercisable solely to cover over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time until 30 days after the date of the underwriting agreement. If this option is exercised, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of class A common stock proportionate to the underwriters' initial commitment as indicated in the preceding table and we will be obligated, under the over-allotment option, to sell the shares of class A common stock to the underwriters.

     We have agreed that, without the prior consent of Adams, Harkness & Hill, Inc., we will not directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities which may be converted into or exchanged for any such shares of common stock for a period of 180 days from the date of this prospectus. All of our executive officers and directors, Safeguard, XL Vision, Technology Leaders and Internet Capital Group, have agreed under lock-up agreements that, without the prior written consent of Adams, Harkness & Hill, Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any such share for the period ending 180 days after the date of this prospectus. All other stockholders who beneficially own over 30,000 shares of common stock, including all of the key employees named in this prospectus, have agreed under lock-up agreements that, without the prior consent of Adams, Harkness & Hill, Inc., they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of common stock or any securities that may be converted into or exchanged for any such share for the period ending 180 days after the date of this prospectus. These restrictions will also apply to any shares that Safeguard purchases under the Safeguard share subscription program. See the section entitled Shares Eligible for Future Sale.

     Prior to the offering, there has been no public market for the shares of class A common stock. The initial public offering price and the underwriters' compensation will be negotiated between the representatives and us. In determining the initial public offering price of the common stock, we and the representatives will consider, in addition to prevailing market conditions, our historical performance and capital structure, estimates of our business potential and earning prospects, an overall assessment of our management and the consideration of the above factors in relation to the market valuation of companies in related businesses.

     Our common stock has been approved for quotation on the Nasdaq National Market under the symbol "EMRG."

     We will indemnify the underwriters against liabilities, including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

     Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of the common stock. These transactions may consist of bids or purchases for the purposes of pegging, fixing or maintaining the price of the common stock.

     The underwriters may create a short position in the common stock in connection with the offering, which means that they may sell more shares than are set forth on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option.

     The representatives also may impose a penalty bid on underwriters and selling group members. This means that if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, the representatives may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering. In addition, the representatives reserve the right to reclaim selling concessions from underwriters and selling group members if the representatives receive a report that clients of the underwriters and selling group members have sold the stock they purchased in this offering, generally within 30 days following this offering. The representatives reserve this right even if the representatives do not purchase shares in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid might have an effect on the price of a security to the extent that it might discourage resales of the security by purchasers in an offering.

     Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada in which such sale is made.

     Purchasers of the shares of common stock offered in this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase (outside of the United States), in addition to the offering price listed on the cover of this prospectus.

     At our request, the underwriters have reserved 500,000 shares of our common stock for sale to IncuVest, LLC. This investor has not committed to purchase these shares. In addition, the underwriters have reserved up to 350,000 shares of the common stock offered by this prospectus for sale to our officers, directors, employees and their family members and to our business associates at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.

SAFEGUARD SUBSCRIPTION PROGRAM

     As part of this offering, we are offering 2,806,000 shares of our class A common stock in the Safeguard Subscription Program to shareholders of Safeguard, one of our principal stockholders, and Safeguard is offering 694,000 shares to its shareholders. Safeguard's shareholders may subscribe for one share of class A common stock for every ten shares of Safeguard common stock held by them, and may not transfer the opportunity to subscribe to another person except involuntarily by operation of law. Persons who owned at least 100 shares of Safeguard common stock as of October 20, 1999 are eligible to purchase shares from us under the program. Shareholders who own less than 100 shares of Safeguard common stock will be ineligible to participate in the Safeguard Subscription Program.

     Under a standby stock purchase agreement, which is filed as an exhibit to this registration statement relating to this prospectus, Safeguard will purchase from us any of the shares offered by us under the program that are not purchased by the shareholders of Safeguard. Distribution of share certificates purchased through the Safeguard Subscription Program will be made to the purchasers as soon as practicable following closing of the sale of the shares to the public. It is expected that sales under the Safeguard Subscription Program will be reflected in purchasers' book-entry accounts at the Depository Trust Company, if any, upon the closing of these sales. After the closing of these sales, we will mail stock certificates to all purchasers who do not maintain book-entry accounts at the Depository Trust Company. Prior to this offering, Safeguard beneficially owned 27.2% of our common stock. After this offering, Safeguard will beneficially own approximately 19.3% of our common stock, assuming that all 3,500,000 shares are purchased by shareholders of Safeguard, and will beneficially own approximately 30.1% of our common stock assuming that none of the 3,500,000 shares are purchased by the shareholders of Safeguard. The purchase price under the program, whether paid by Safeguard or its shareholders, will be the same price per share as set forth on the cover page of this prospectus. All shares will be sold either to Safeguard or to shareholders of Safeguard. The underwriters, as a group, will receive a 2.8% management fee on all shares offered through the Safeguard Subscription Program, including any shares actually purchased by Safeguard. The management fee represents compensation for the underwriters' role as it relates to due diligence, participation in the drafting of this prospectus, and general coordination of the overall offering. Safeguard will not receive any compensation from eMerge Interactive or any other person, with respect to this offering, including any underwriting discounts or commissions.

     The following table shows the per share and total offering price, management fee to be paid by us to the underwriters and the proceeds before expenses to us.

                                                     PER SHARE       TOTAL
                                                     ---------    -----------
Public offering price..............................   $           $
Management fee.....................................   $           $
Proceeds before expenses to eMerge Interactive.....   $           $
Proceeds before expenses to Safeguard..............   $           $

     The total proceeds before expenses to be received by eMerge Interactive from both the underwritten public offering and the Safeguard Subscription
Program will be approximately        , assuming no exercise of the
over-allotment option.

     The expenses of the Safeguard Subscription Program, exclusive of the management fee to be paid to the underwriters, are estimated at $722,000 and are payable by us. The following table details these expenses. All amounts shown are estimates, with the exception of the Securities and Exchange Commission registration fee and the NASD filing fee.

SEC registration fee........................................  $ 16,702
NASD filing fee.............................................     4,773
Nasdaq filing fee...........................................    41,600
Printing and engraving expenses.............................   218,700
Legal fees and expenses.....................................   196,900
Accounting fees and expenses................................   196,900
Blue Sky fees and expenses (including legal fees)...........     4,400
Transfer agent and registrar fee and expenses...............     6,600
Miscellaneous...............................................    35,425
                                                              --------
Total.......................................................  $722,000
                                                              ========

     The total expenses for the offering, including the expenses associated with the underwritten public offering, are estimated at approximately $1.7 million.

     Safeguard is an underwriter with respect to the shares included in the Safeguard Subscription Program. Safeguard is not an underwriter with respect to the other shares offered by this prospectus. Safeguard is not included in the term "underwriter" as used in this prospectus. Safeguard's sole condition to purchase any shares that are not purchased by its shareholders in the Safeguard Subscription Program is that the conditions to the underwriter's obligations have been met. This means that Safeguard will be required to purchase these shares if, and only if, the underwriters are obligated to purchase shares. Safeguard has not participated in any discussions or negotiations with the Company and the underwriters regarding the initial public offering price. Safeguard will not have any right to seek indemnification from eMerge Interactive regarding its agreement to accept underwriter liability with respect to the shares included in the Safeguard Subscription Program.

                                 LEGAL MATTERS

     An opinion as to the validity of the shares of class A common stock offered hereby will be provided to us by Morgan, Lewis & Bockius LLP, Philadelphia, Pennsylvania. Certain legal matters in connection with this offering are being passed upon for the underwriters by Hale and Dorr LLP, Boston, Massachusetts.

                                    EXPERTS

     Our financial statements as of December 31, 1997 and 1998 and September 30, 1999 and for each of the years in the three-year period ended December 31, 1998 and the nine months ended September 30, 1999 have been included in this Prospectus and the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of Lost Pelican, L.L.C. (d/b/a Cattlemen's Information Network) as of December 31, 1997 and 1998 and for each of the years in the two-year period ended December 31, 1998 have been included in this Prospectus and the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants and upon the authority of said firm as experts in accounting and auditing.

     The financial statements of QDD Investment Company, L.L.C. (d/b/a Professional Cattle Consultants, L.L.C.) as of December 31, 1998 and for the year then ended have been included in this Prospectus and the Registration Statement in reliance upon the report of KPMG LLP, independent certified public accountants and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form S-1 with respect to the common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For further information with respect to eMerge Interactive and the common stock, reference is made to the registration statement and the exhibits and schedules thereto. You may read and copy any document we file at the SEC's public reference rooms located at 450 Fifth Street, N.W., Washington, D.C. 20549 and at its regional offices in Chicago, Illinois and New York, New York. Copies of these materials can be obtained from the SEC at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms. Our SEC filings are also available to the public from the SEC's Web site at http://www.sec.gov. Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the SEC. Such periodic reports, proxy statements and other information will be available for inspection and copying at the SEC's public reference rooms, and the Web site of the SEC referred to above.

                         INDEX TO FINANCIAL STATEMENTS

eMerge INTERACTIVE, INC.
Independent Auditors' Report................................  F-2
Consolidated Balance Sheets as of December 31, 1997 and
  1998, September 30, 1999 and pro forma September 30, 1999
  (unaudited)...............................................  F-3
Consolidated Statements of Operations for the years ended
  December 31, 1996, 1997 and 1998 and the nine months ended
  September 30, 1998 (unaudited) and September 30, 1999.....  F-4
Consolidated Statements of Stockholders' Equity (Deficit)
  for the years ended December 31, 1996, 1997 and 1998 and
  the nine months ended
  September 30, 1999........................................  F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1996, 1997 and 1998, and the nine months
  ended September 30, 1998 (unaudited) and September 30,
  1999......................................................  F-7
Notes to Consolidated Financial Statements..................  F-9

PRO FORMA FINANCIAL INFORMATION
Unaudited Pro Forma Condensed Combined Statement of
  Operations for the year ended December 31, 1998...........  F-25
Unaudited Pro Forma Condensed Combined Statement of
  Operations for the nine months ended September 30, 1999...  F-26
Notes to Unaudited Pro Forma Condensed Combined Financial
  Statements................................................  F-27

LOST PELICAN, L.L.C. (FORMERLY CIN, LLC) D/B/A CATTLEMEN'S
  INFORMATION NETWORK
Independent Auditors' Report................................  F-29
Balance Sheets as of December 31, 1997 and 1998 and February
  23, 1999..................................................  F-30
Statements of Operations for the years ended December 31,
  1997 and 1998, the nine months ended September 30, 1998
  (unaudited), and for the period January 1, 1999 through
  February 23, 1999 (unaudited).............................  F-31
Statements of Members' Equity (Deficit) for the years ended
  December 31, 1997 and 1998 and for the period January 1,
  1999 through February 23, 1999 (unaudited)................  F-32
Statements of Cash Flows for the years ended December 31,
  1997 and 1998, the nine months ended September 30, 1998
  (unaudited), and for the period January 1, 1999 through
  February 23, 1999 (unaudited).............................  F-33
Notes to Financial Statements...............................  F-34

QDD INVESTMENT COMPANY, L.L.C. D/B/A PROFESSIONAL CATTLE
  CONSULTANTS, L.L.C.
Independent Auditors' Report................................  F-38
Balance Sheets as of December 31, 1998 and May 19, 1999
  (unaudited)...............................................  F-39
Statements of Operations for the year ended December 31,
  1998, the nine months ended September 30, 1998 (unaudited)
  and for the period January 1, 1999 through May 19, 1999
  (unaudited)...............................................  F-40
Statements of Members' Equity for the year ended December
  31, 1998 and for the period January 1, 1999 through May
  19, 1999 (unaudited)......................................  F-41
Statements of Cash Flows for the year ended December 31,
  1998, the nine months ended September 30, 1998 (unaudited)
  and for the period January 1, 1999 through May 19, 1999
  (unaudited)...............................................  F-42
Notes to Financial Statements...............................  F-43

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
  eMerge Interactive, Inc.:

     We have audited the accompanying consolidated balance sheets of eMerge Interactive, Inc. as of December 31, 1997 and 1998 and September 30, 1999 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1998, and for the nine months ended September 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of eMerge Interactive, Inc. at December 31, 1997 and 1998 and September 30, 1999 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, and for the nine months ended September 30, 1999 in conformity with generally accepted accounting principles.

                                              /s/ KPMG LLP

Orlando, Florida
December 6, 1999
                            eMERGE INTERACTIVE, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                                              PROFORMA
                                                                                                            SEPTEMBER 30,
                                                              DECEMBER 31,   DECEMBER 31,   SEPTEMBER 30,       1999
                                                                  1997           1998           1999         (NOTE 1(B))
                                                              ------------   ------------   -------------   -------------
                                                                                                             (UNAUDITED)
                                                         ASSETS
Current assets:
  Cash......................................................  $       400    $       268    $  1,650,134    $  1,650,134
  Trade accounts receivable.................................           --        368,421       2,790,427       2,790,427
  Inventories (note 3)......................................      635,963        706,557         655,129         655,129
  Cattle deposits...........................................           --             --         489,760         489,760
  Prepaid expenses..........................................       33,642         27,837         103,242         103,242
  Net assets of discontinued operations (note 12)...........    1,066,804      2,285,341         390,336         390,336
                                                              -----------    ------------   ------------    ------------
        Total current assets................................    1,736,809      3,388,424       6,079,028       6,079,028
Property and equipment, net (note 4)........................      428,140        513,837       1,711,404       1,711,404
Capitalized offering costs..................................           --             --         341,967         341,967
Investment in Turnkey Computer Systems, Inc. (note 5).......           --             --       1,822,833       1,822,833
Intangibles, net (note 6)...................................           --      2,699,828       6,273,309       6,273,309
                                                              -----------    ------------   ------------    ------------
        Total assets........................................  $ 2,164,949    $ 6,602,089    $ 16,228,541    $ 16,228,541
                                                              ===========    ============   ============    ============
                                     LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current installments of capital lease obligation with
    related party (note 10).................................  $        --    $    79,852    $     83,917    $     83,917
  Note payable (note 5).....................................           --             --         500,000         500,000
  Accounts payable..........................................      725,369        423,946       1,633,132       1,633,132
  Accrued liabilities:                                                                                                --
    Salaries and benefits...................................      175,597        283,103         908,271         908,271
    Other...................................................       98,704        319,989       1,435,987       1,435,987
  Advanced payments from customers..........................           --             --         619,270         619,270
  Due to related parties (note 10)..........................    8,040,304      5,187,334      13,405,957      13,405,957
                                                              -----------    ------------   ------------    ------------
        Total current liabilities...........................    9,039,974      6,294,224      18,586,534      18,586,534
Capital lease obligation with related party, excluding
  current installments (note 10)............................           --        305,018         242,673         242,673
Note payable (note 5).......................................           --             --         900,000         900,000
                                                              -----------    ------------   ------------    ------------
        Total liabilities...................................    9,039,974      6,599,242      19,729,207      19,729,207
                                                              -----------    ------------   ------------    ------------
Commitments and contingencies (notes 6, 10 and 13)
Redeemable Class A common stock, issued and outstanding. No
  shares issued and outstanding in 1997 and 1998, 62,500
  shares issued and outstanding in 1999. No shares issued
  and outstanding pro forma (note 5)........................           --             --         406,000              --
                                                              -----------    ------------   ------------    ------------
Stockholders' equity (deficit) (notes 7, 9 and 14):
  Preferred stock, $.01 par value, authorized 15,000,000
    shares:
    Series A preferred stock, (aggregate involuntary
      liquidation preference of $6,741,954 in 1997,
      $7,386,314 in 1998 and $7,545,198 in 1999), designated
      6,500,000 shares, issued and outstanding 6,443,606
      shares in 1997, 1998 and 1999. No shares designated,
      issued and outstanding pro forma......................       64,436         64,436          64,436              --
    Series B junior preferred stock, (aggregate involuntary
      liquidation preference of $-0- in 1997, $4,801,315 in
      1998 and $4,919,671 in 1999), designated 2,400,000
      shares, issued and outstanding -0- shares in 1997,
      2,400,000 shares in 1998 and 1999. No shares
      designated, issued and outstanding pro forma..........           --         24,000          24,000              --
    Series C preferred stock, designated 1,300,000 shares,
      issued and outstanding -0- shares in 1997 and 1998 and
      1,100,000 shares in 1999. No shares designated, issued
      and outstanding pro forma.............................           --             --          11,000              --
    Series D preferred stock, designated 4,555,556 shares,
      no shares issued and outstanding in 1997, 1998 and
      1999. No shares designated, issued and outstanding pro
      forma.................................................           --             --              --              --
  Common stock, $.008 par value, authorized 100,000,000
    shares:
    Class A common stock, designated 92,711,110 shares,
      issued and outstanding 3,258,125 shares in 1997,
      5,845,625 shares in 1998 and 6,957,694 shares in 1999
      and 19,449,702 shares pro forma.......................       26,065         46,765          55,662         155,723
    Class B common stock, designated 7,288,890 shares; no
      shares issued and outstanding in 1997, 1998, 1999 or
      pro forma.............................................           --             --              --              --
  Additional paid-in capital................................    1,982,986     16,648,286      23,454,170      23,859,545
  Accumulated deficit.......................................   (8,948,512)   (16,780,640)    (27,452,825)    (27,452,825)
  Unearned compensation.....................................           --             --         (63,109)        (63,109)
                                                              -----------    ------------   ------------    ------------
        Total stockholders' equity (deficit)................   (6,875,025)         2,847      (3,906,666)     (3,500,666)
                                                              -----------    ------------   ------------    ------------
        Total liabilities and stockholders' equity
          (deficit).........................................  $ 2,164,949    $ 6,602,089    $ 16,228,541    $ 16,228,541
                                                              ===========    ============   ============    ============

See accompanying notes to consolidated financial statements.

                            eMERGE INTERACTIVE, INC

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                         NINE MONTHS ENDED
                                                  YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                           ---------------------------------------   --------------------------
                                              1996          1997          1998          1998           1999
                                           -----------   -----------   -----------   -----------   ------------
                                                                                     (UNAUDITED)
Revenue..................................  $        --   $        --   $ 1,792,471   $ 1,106,452   $ 18,338,645
Cost of revenue (including $0, $0,
$511,000, $388,000 and $255,000 to
related parties -- note 10)..............           --            --     2,623,447     1,628,757     18,282,330
                                           -----------   -----------   -----------   -----------   ------------
     Gross profit (loss).................           --            --      (830,976)     (522,305)        56,315
                                           -----------   -----------   -----------   -----------   ------------
Operating expenses:
  Selling, general and administrative
     (including $0, $219,000, $627,000,
     $507,000, and $600,000 to related
     parties -- note 10).................           --       627,606     3,659,810     2,427,944      7,539,689
  Research and development (including $0,
     $51,000, $119,000, $95,000 and
     $171,000 to related parties -- note
     10).................................           --       727,753     1,109,382       759,434      2,756,262
                                           -----------   -----------   -----------   -----------   ------------
     Total operating expenses............           --     1,355,359     4,769,192     3,187,378     10,295,951
                                           -----------   -----------   -----------   -----------   ------------
     Profit (loss) from continuing
       operations........................           --    (1,355,359)   (5,600,168)   (3,709,683)   (10,239,636)
Related party interest expense (note
  10)....................................           --      (141,167)     (331,594)     (231,000)      (458,624)
Other income.............................           --            --            --            --         15,655
                                           -----------   -----------   -----------   -----------   ------------
     Profit (loss) from continuing
       operations before income taxes....           --    (1,496,526)   (5,931,762)   (3,940,683)   (10,682,605)
Income tax expense (benefit) (note 8)....           --            --            --            --             --
                                           -----------   -----------   -----------   -----------   ------------
     Profit (loss) from continuing
       operations........................           --    (1,496,526)   (5,931,762)   (3,940,683)   (10,682,605)
Discontinued operations (note 12):
  Income (loss) from operations of
     discontinued transportation segment
     (including $468,000, $814,000,
     $370,000, $287,000, and $171,000 to
     related parties -- note 10).........   (1,719,492)   (3,987,097)   (1,808,951)   (1,721,060)        10,420
  Loss on disposal of transportation
     segment.............................           --            --       (91,415)           --             --
                                           -----------   -----------   -----------   -----------   ------------
     Net profit (loss)...................  $(1,719,492)  $(5,483,623)  $(7,832,128)  $(5,661,743)  $(10,672,185)
                                           ===========   ===========   ===========   ===========   ============
Profit (loss) from continuing operations
  per common share -- basic and
  diluted................................  $        --   $     (3.91)  $     (1.36)  $     (0.67)  $      (1.59)
                                           ===========   ===========   ===========   ===========   ============
Net profit (loss) per common
  share -- basic and diluted.............  $     (9.24)  $    (14.34)  $     (1.80)  $     (0.97)  $      (1.59)
                                           ===========   ===========   ===========   ===========   ============
Weighted average number of common shares
  outstanding -- basic and diluted.......      186,096       382,273     4,356,926     5,845,625      6,709,854
                                           ===========   ===========   ===========   ===========   ============

See accompanying notes to consolidated financial statements
                            eMERGE INTERACTIVE, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                                  PREFERRED STOCK       PREFERRED STOCK       PREFERRED STOCK     PREFERRED STOCK
                                     SERIES A              SERIES B              SERIES C             SERIES D
                                -------------------   -------------------   -------------------   ----------------
                                 SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT    SHARES   AMOUNT
                                ---------   -------   ---------   -------   ---------   -------   ------   -------
Balances at December 31,
 1995.........................         --   $   --           --   $   --           --   $   --       --    $   --
Issuance of common stock to XL
Vision, Inc., for cash at
$.008 per share...............         --       --           --       --           --       --       --        --
Issuance of common stock for
 cash at $.008 per share......         --       --           --       --           --       --       --        --
Exercise of stock options for
 cash at $.008 per share......         --       --           --       --           --       --       --        --
Net profit (loss).............         --       --           --       --           --       --       --        --
                                ---------   -------   ---------   -------   ---------   -------   ------   -------
Balances at December 31,
 1996.........................         --       --           --       --           --       --       --        --
Issuance of common stock to XL
 Vision, Inc., for cash at
 $.008 per share..............         --       --           --       --           --       --       --        --
Sale of Series A preferred
 stock for cash at $1.00 per
 share (note 7)...............  6,443,606   64,436           --       --           --       --       --        --
Transfer of technology by XL
 Vision, Inc. (note 10).......         --       --           --       --           --       --       --        --
Net profit (loss).............         --       --           --       --           --       --       --        --
                                ---------   -------   ---------   -------   ---------   -------   ------   -------
Balances at December 31,
 1997.........................  6,443,606   64,436           --       --           --       --       --        --
Contribution of debt to equity
 by XL Vision, Inc. (note
 10)..........................         --       --           --       --           --       --       --        --
Issuance of Series B preferred
 stock in exchange for
 contribution of debt to
 equity by XL Vision, Inc. at
 $2.00 per share (notes 7 and
 10)..........................         --       --    2,400,000   24,000           --       --       --        --
Issuance of common stock in
 connection with Nutri-Charge
 transaction at $0.80 per
 share (note 6)...............         --       --           --       --           --       --       --        --
Contribution of put rights by
 XL Vision, Inc. (note 6).....         --       --           --       --           --       --       --        --
Net profit (loss).............         --       --           --       --           --       --       --        --
                                ---------   -------   ---------   -------   ---------   -------   ------   -------
Balances at December 31,
 1998.........................  6,443,606   64,436    2,400,000   24,000           --       --       --        --
Exercise of stock options for
 cash at $0.80 per share......         --       --           --       --           --       --       --        --
Issuance of common stock in
 connection with CIN
 transaction at $0.96 per
 share (note 6)...............         --       --           --       --           --       --       --        --
Issuance of common stock in
 connection with
 Cyberstockyard transaction at
 $1.80 per share (note 6).....         --       --           --       --           --       --       --        --
Issuance of Series C preferred
 stock at $5.00 per share
 (note 7).....................         --       --           --       --    1,100,000   11,000       --        --

                                   COMMON STOCK        COMMON STOCK
                                      CLASS A             CLASS B       ADDITIONAL
                                -------------------   ---------------     PAID-IN     ACCUMULATED      UNEARNED
                                 SHARES     AMOUNT    SHARES   AMOUNT     CAPITAL       DEFICIT      COMPENSATION      TOTAL
                                ---------   -------   ------   ------   -----------   ------------   ------------   -----------
Balances at December 31,
 1995.........................      1,250   $   10       --     $ --    $     3,816   $(1,745,397)     $     --     $(1,741,571)
Issuance of common stock to XL
Vision, Inc., for cash at
$.008 per share...............    248,750    1,990       --       --             --            --            --           1,990
Issuance of common stock for
 cash at $.008 per share......    175,000    1,400       --       --             --            --            --           1,400
Exercise of stock options for
 cash at $.008 per share......     25,000      200       --       --             --            --            --             200
Net profit (loss).............         --       --       --       --             --    (1,719,492)           --      (1,719,492)
                                ---------   -------    ----     ----    -----------   ------------     --------     -----------
Balances at December 31,
 1996.........................    450,000    3,600       --       --          3,816    (3,464,889)           --      (3,457,473)
Issuance of common stock to XL
 Vision, Inc., for cash at
 $.008 per share..............  2,808,125   22,465       --       --             --            --            --          22,465
Sale of Series A preferred
 stock for cash at $1.00 per
 share (note 7)...............         --       --       --       --      6,379,170            --            --       6,443,606
Transfer of technology by XL
 Vision, Inc. (note 10).......         --       --       --       --     (4,400,000)           --            --      (4,400,000)
Net profit (loss).............         --       --       --       --             --    (5,483,623)           --      (5,483,623)
                                ---------   -------    ----     ----    -----------   ------------     --------     -----------
Balances at December 31,
 1997.........................  3,258,125   26,065       --       --      1,982,986    (8,948,512)           --      (6,875,025)
Contribution of debt to equity
 by XL Vision, Inc. (note
 10)..........................         --       --       --       --      7,500,000            --            --       7,500,000
Issuance of Series B preferred
 stock in exchange for
 contribution of debt to
 equity by XL Vision, Inc. at
 $2.00 per share (notes 7 and
 10)..........................         --       --       --       --      4,776,000            --            --       4,800,000
Issuance of common stock in
 connection with Nutri-Charge
 transaction at $0.80 per
 share (note 6)...............  2,587,500   20,700       --       --      2,049,300            --            --       2,070,000
Contribution of put rights by
 XL Vision, Inc. (note 6).....         --       --       --       --        340,000            --            --         340,000
Net profit (loss).............         --       --       --       --             --    (7,832,128)           --      (7,832,128)
                                ---------   -------    ----     ----    -----------   ------------     --------     -----------
Balances at December 31,
 1998.........................  5,845,625   46,765       --       --     16,648,286   (16,780,640)           --           2,847
Exercise of stock options for
 cash at $0.80 per share......    112,069      897       --       --         88,758            --            --          89,655
Issuance of common stock in
 connection with CIN
 transaction at $0.96 per
 share (note 6)...............    750,000    6,000       --       --        714,000            --            --         720,000
Issuance of common stock in
 connection with
 Cyberstockyard transaction at
 $1.80 per share (note 6).....    250,000    2,000       --       --        448,000            --            --         450,000
Issuance of Series C preferred
 stock at $5.00 per share
 (note 7).....................         --       --       --       --      5,489,000            --            --       5,500,000

                                  PREFERRED STOCK       PREFERRED STOCK       PREFERRED STOCK     PREFERRED STOCK
                                     SERIES A              SERIES B              SERIES C             SERIES D
                                -------------------   -------------------   -------------------   ----------------
                                 SHARES     AMOUNT     SHARES     AMOUNT     SHARES     AMOUNT    SHARES   AMOUNT
                                ---------   -------   ---------   -------   ---------   -------   ------   -------
Accretion to redemption value
of Class A common stock issued
in connection with the Turnkey
Computer Systems, Inc. (note
5)............................         --       --           --       --           --       --       --        --
Net profit (loss).............         --       --           --       --           --       --       --        --
Unearned compensation
 (note 9).....................         --       --           --       --           --       --       --        --
Amortization of unearned
 compensation (note 9)........         --       --           --       --           --       --       --        --
                                ---------   -------   ---------   -------   ---------   -------   ------   -------
Balances at
 September 30, 1999...........  6,443,606   $64,436   2,400,000   $24,000   1,100,000   $11,000      --    $   --
                                =========   =======   =========   =======   =========   =======   ======   =======

                                   COMMON STOCK        COMMON STOCK
                                      CLASS A             CLASS B       ADDITIONAL
                                -------------------   ---------------     PAID-IN     ACCUMULATED      UNEARNED
                                 SHARES     AMOUNT    SHARES   AMOUNT     CAPITAL       DEFICIT      COMPENSATION      TOTAL
                                ---------   -------   ------   ------   -----------   ------------   ------------   -----------
Accretion to redemption value
of Class A common stock issued
in connection with the Turnkey
Computer Systems, Inc. (note
5)............................         --       --       --       --         (6,000)           --            --          (6,000)
Net profit (loss).............         --       --       --       --             --   (10,672,185)           --     (10,672,185)
Unearned compensation
 (note 9).....................         --       --       --       --         72,126            --       (72,126)             --
Amortization of unearned
 compensation (note 9)........         --       --       --       --             --            --         9,017           9,017
                                ---------   -------    ----     ----    -----------   ------------     --------     -----------
Balances at
 September 30, 1999...........  6,957,694   $55,662      --     $ --    $23,454,170   $(27,452,825)    $(63,109)    $(3,906,666)
                                =========   =======    ====     ====    ===========   ============     ========     ===========

See accompanying notes to consolidated financial statements.

                            eMERGE INTERACTIVE, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                     NINE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                       ---------------------------------------   --------------------------
                                          1996          1997          1998          1998           1999
                                       -----------   -----------   -----------   -----------   ------------
                                                                                 (UNAUDITED)
Cash flows from operating activities:
Net profit (loss)....................  $(1,719,492)  $(5,483,623)  $(7,832,128)  $(5,661,743)  $(10,672,185)
  Adjustments to reconcile net profit
    (loss) to net cash used in
    operating activities:
    Depreciation and amortization....        1,503       122,486       438,576       230,964      1,176,431
    Amortization of unearned
      compensation...................           --            --            --            --          9,017
    Changes in operating assets and
      liabilities:
      Trade accounts receivable,
         net.........................           --            --      (368,421)     (138,705)    (2,405,456)
      Inventories....................           --      (635,963)      (70,594)      (30,741)        51,428
      Cattle deposits................           --            --            --            --       (489,760)
      Prepaid expenses and other
         assets......................       (1,304)      (32,338)        5,805       (77,079)       (75,405)
      Net assets of discontinued
         operations..................      (96,209)     (853,501)   (1,140,425)   (1,477,150)            --
      Accounts payable...............        5,675       719,694      (301,423)      (32,037)     1,038,877
      Accrued liabilities............       75,542       198,759       328,791       151,016        214,739
      Advanced payments from
         customers...................           --            --            --            --        619,270
                                       -----------   -----------   -----------   -----------   ------------
      Net cash used by operating
         activities..................   (1,734,285)   (5,964,486)   (8,939,819)   (7,035,475)   (10,533,044)
                                       -----------   -----------   -----------   -----------   ------------
Cash flows from investing activities:
  Business combinations, net of cash
    acquired of $737.................           --            --            --            --     (1,799,263)
  Purchases of property and
    equipment........................      (56,861)     (506,540)     (460,290)     (269,831)    (1,228,432)
  Purchase of intangibles............     (100,000)           --      (431,923)     (431,923)            --
  Proceeds from discontinued
    operations.......................           --            --            --            --      1,825,407
  Investment in Turnkey Computer
    Systems, Inc.....................           --            --            --            --        (22,833)
                                       -----------   -----------   -----------   -----------   ------------
      Net cash used by investing
         activities..................     (156,861)     (506,540)     (892,213)     (701,754)    (1,225,121)
                                       -----------   -----------   -----------   -----------   ------------
Cash flows from financing activities:
  Net borrowings from related
    parties..........................    1,889,101         3,810     9,447,030     7,737,227      8,218,623
  Proceeds from capital lease
    financing with related party.....           --            --       440,832            --             --
  Payments on capital lease
    obligations......................           --            --       (55,962)           --        (58,280)
  Offering costs.....................           --            --            --            --       (341,967)
  Sale of preferred stock............           --     6,443,606            --            --      5,500,000
  Sale of common stock...............        3,590        22,465            --            --         89,655
                                       -----------   -----------   -----------   -----------   ------------
      Net cash provided by financing
         activities..................    1,892,691     6,469,881     9,831,900     7,737,227     13,408,031
                                       -----------   -----------   -----------   -----------   ------------
      Net increase (decrease) in
         cash........................        1,545        (1,145)         (132)           (2)     1,649,866
Cash -- beginning of period..........           --         1,545           400           400            268
                                       -----------   -----------   -----------   -----------   ------------
Cash -- end of period................  $     1,545   $       400   $       268   $       398   $  1,650,134
                                       ===========   ===========   ===========   ===========   ============

                                                                                     NINE MONTHS ENDED
                                              YEARS ENDED DECEMBER 31,                 SEPTEMBER 30,
                                       ---------------------------------------   --------------------------
                                          1996          1997          1998          1998           1999
                                       -----------   -----------   -----------   -----------   ------------
                                                                                 (UNAUDITED)
Supplemental disclosures:
  Cash paid for interest.............  $        --   $        --   $    23,594   $    13,517   $     20,628
  Non-cash investing and financing
    activities:
    Transfer of technology by XL
      Vision, Inc. (note 10).........           --     4,400,000            --            --             --
    Contribution of debt to equity by
      XL Vision, Inc. (note 10)......           --            --     7,500,000            --             --
    Issuance of preferred stock in
      exchange for contribution of
      debt to equity by XL Vision,
      Inc. (note 10).................           --            --     4,800,000            --             --
    Non-cash issuance of Class A
      common stock in connection with
      Nutri-Charge transaction (note
      6).............................           --            --     2,070,000     2,070,000             --
    Contribution of put rights by XL
      Vision, Inc. (note 6)..........           --            --       340,000       340,000             --
    Issuance of Class A common stock
      in connection with CIN
      transaction (note 6)...........           --            --            --            --        720,000
    Issuance of Class A common stock
      with Cyberstockyard transaction
      (note 6).......................           --            --            --            --        450,000
    Issuance of redeemable Class A
      common stock with Turnkey
      Computer Systems, Inc.
      transaction (note 5)...........           --            --            --            --        400,000
    Issuance of note payable to
      Turnkey Computer Systems, Inc.
      (note 5).......................           --            --            --            --      1,400,000

See accompanying notes to consolidated financial statements.

                            eMERGE INTERACTIVE, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
  (INFORMATION INSOFAR AS IT RELATES TO SEPTEMBER 30, 1998 OR THE NINE MONTHS
                                     ENDED
                        SEPTEMBER 30, 1998 IS UNAUDITED)

(1) ORGANIZATION

  (a) OVERVIEW

     eMerge Interactive, Inc. (the "Company") is a Delaware corporation that was incorporated on September 12, 1994 as Enhanced Vision Systems, a wholly owned subsidiary of XL Vision, Inc. ("XL Vision"). The Company's name was changed to eMerge Vision Systems, Inc. on July 16, 1997 and to eMerge Interactive, Inc. on June 11, 1999.

     The Company was incorporated to develop and commercialize infrared technology focused on the transportation segment. In 1997, the Company entered a new business segment, animal sciences, by developing an infrared camera system for use primarily by veterinarians. The Company further expanded its operations in 1998 by licensing NutriCharge and infrared technology (see note 5) for commercialization. In December 1998, the Company's Board of Directors decided to dispose of the transportation segment. The Company's AMIRIS thermal imaging system, which was the sole product sold by the transportation segment, was sold on January 15, 1999.

  (b) BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of eMerge Interactive, Inc. and its wholly-owned subsidiaries, STS Agriventures, Ltd. ("STS"), a Canadian corporation and Cyberstockyard, Inc. ("Cyberstockyard").

     All significant intercompany balances and transactions have been eliminated upon consolidation.

     The pro forma balance sheet as of September 30, 1999 assumes the conversion of all preferred stock to Class A common stock upon the Company's planned initial public offering ("IPO").

  (c) MANAGEMENT'S PLANS

     As of September 30, 1999, the Company had a working capital deficiency of $12,507,506 and stockholders' deficit of $3,906,666. Management expects additional working capital requirements as the Company continues its marketing and development efforts for its products. Subsequent to September 30, 1999, the Company obtained equity financing (see note 14). The Company also plans an IPO. Although management believes that its IPO will be successful, there can be no assurances that it will be completed.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) REVENUE RECOGNITION

     The Company recognizes revenue in accordance with the terms of the sale or contract, generally as products are shipped or services are provided. The Company bears both the inventory and credit risk with respect to sales of all of its products. In cattle sales transactions, the Company purchases cattle from the seller, takes title at shipment and records the cattle as inventory until delivered to and accepted by the buyer, typically a 24 to
                            eMERGE INTERACTIVE, INC.

48 hour period. In both cattle auction and resale transactions, the Company acts as a principal in purchasing cattle from suppliers and sales to customers so that the Company recognizes revenue equal to the amount paid by customers for the cattle.

  (b) INVENTORIES

     Inventories are stated at standard cost which approximates the lower of first-in, first-out cost or market.

  (c) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the assets. Amortization of equipment under capital lease is computed over the shorter of the lease term or the estimated useful life of the related assets.

  (d) INTANGIBLES

     Intangibles are stated at amortized cost. Amortization is computed using the straight-line method over the estimated useful lives of the assets.

  (e) IMPAIRMENT OF LONG-LIVED ASSETS AND LONG-LIVED ASSETS TO BE DISPOSED OF

     The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of". This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceed the fair value of the assets. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell.

  (f) INCOME TAXES

     The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  (g) STOCK-BASED COMPENSATION

     Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," permits entities to recognize as expense over the vesting period the
                            eMERGE INTERACTIVE, INC.

fair value of all stock-based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB Opinion No. 25") and provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  (h) USE OF ESTIMATES

     The preparation of the Company's consolidated financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

  (i) NET PROFIT (LOSS) PER SHARE

     Net profit (loss) per share is computed in accordance with SFAS No. 128, "Earnings Per Share," by dividing the net profit (loss) allocable to common stockholders (net profit (loss) less accretion related to redeemable Class A common stock) by the weighted average number of shares of common stock outstanding less the 62,500 shares of redeemable Class A commom stock. The Company's stock options (338,125 at December 31, 1997, 1,632,500 at December 31, 1998 and 2,488,494 at September 30, 1999) and convertible preferred stock (6,443,606 at December 31, 1997, 8,843,606 at December 31, 1998 and 9,943,606 at
September 30, 1999), have not been used in the calculation of diluted net profit
(loss) per share because to do so would be anti-dilutive. As such, the numerator and the denominator used in computing both basic and diluted net profit (loss) per share allocable to common stockholders are equal.

     Pursuant to Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 98 and SEC staff policy, all common stock and common stock equivalents issued for nominal consideration during the periods presented herein and through the filing of the registration statement for the IPO are to be reflected in a manner similar to a stock split or stock dividend for which retroactive treatment is required in the calculation of net profit (loss) per share; the Company did not have any such issuances.

  (j) ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of cash, trade accounts receivable, accounts payable, accrued liabilities and amounts due to related parties reflected in the consolidated financial statements approximates fair value due to the short-term maturity of these instruments.

  (k) INTERIM FINANCIAL INFORMATION

     The consolidated financial statements for the period ended September 30, 1998 are unaudited but reflect only normal and recurring adjustments which are, in the opinion of management, necessary for the fair presentation of financial position and results of
                            eMERGE INTERACTIVE, INC.

operations. Operating results for the nine months ended September 30, 1999 and 1998 are not necessarily indicative of the results that may be expected for the full year.

(3) INVENTORIES

     Inventories consist of:

                                            DECEMBER 31,
                                        --------------------    SEPTEMBER 30,
                                          1997        1998          1999
                                        --------    --------    -------------
Raw materials.........................  $346,335    $424,130      $594,337
Work-in-process.......................   289,628     282,427        60,792
                                        --------    --------      --------
                                        $635,963    $706,557      $655,129
                                        ========    ========      ========

(4) PROPERTY AND EQUIPMENT

     Property and equipment consists of:

                                        DECEMBER 31,
                                    --------------------    SEPTEMBER 30,     ESTIMATED
                                      1997        1998          1999         USEFUL LIVES
                                    --------    --------    -------------    ------------
Engineering and manufacturing
  equipment.......................  $258,082    $366,150     $  634,625        5 years
Office and computer equipment.....   179,315     259,462      1,532,298        3 years
Furniture and fixtures............    67,282     104,706        112,122        7 years
Leasehold improvements............    46,865      46,865         80,430        7 years
Automobiles.......................        --          --         54,717        5 years
                                    --------    --------     ----------
                                     551,544     777,183      2,414,192
Less accumulated depreciation and
  amortization....................   123,404     263,346        702,788
                                    --------    --------     ----------
Property and equipment, net.......  $428,140    $513,837     $1,711,404
                                    ========    ========     ==========

     Assets under capital lease amounted to $-0-, $440,832 and $440,832 as of December 31, 1997, 1998 and September 30, 1999, respectively. Accumulated amortization for assets under capital lease totaled approximately $-0-, $152,300 and $217,500 as of December 31, 1997, 1998 and September 30, 1999, respectively.

(5) INVESTMENT IN TURNKEY COMPUTER SYSTEMS, INC.

     On August 16, 1999, the Company acquired 19% of the common stock of Turnkey Computer Systems, Inc. ("Turnkey") for $1,822,833. The purchase price consisted of 62,500 shares of the Company's redeemable Class A common stock valued at $400,000, $1,400,000 in cash and $22,833 of transaction costs. The $1,400,000 is payable upon the earlier of the completion of the Company's IPO or $500,000 at December 31, 1999, $500,000 at December 31, 2000 and $400,000 at December 31,
2001. This investment is carried on the cost method since the Company does not have significant influence over Turnkey. The
                            eMERGE INTERACTIVE, INC.

common stock purchase agreement with Turnkey contains a put right which allows Turnkey to have a one time right to put to the Company its 62,500 redeemable Class A common shares with a fixed purchase price of $500,000. The put right can only be exercised upon a change in control or after December 31, 2001, if the Company has not completed an IPO. This redeemable Class A common stock is classified outside of stockholders' equity (deficit). The difference between the carrying amount and the redemption amount of $500,000 is being accreted to redeemable Class A common stock as a charge to additional paid-in capital from issuance to December 31, 2001 using the effective interest method.

(6) INTANGIBLES

     Intangibles consists of:

                                          DECEMBER 31,
                                       ------------------    SEPTEMBER 30,     ESTIMATED
                                       1997       1998           1999         USEFUL LIFE
                                       ----    ----------    -------------    -----------
NutriCharge license..................  $ --    $2,273,538     $2,273,538       10 years
Infrared technology license..........    --       568,385        568,385        5 years
Goodwill -- CIN......................    --            --      2,076,368        5 years
Non-compete agreement -- CIN.........    --            --        100,000        5 years
Goodwill -- Cyberstockyard...........    --            --        427,274        3 years
Non-compete agreement --
  Cyberstockyard.....................    --            --        100,000        3 years
Goodwill -- PCC --...................    --            --      1,487,791        5 years
Non-compete agreement -- PCC.........                            100,000        4 years
                                       ----    ----------     ----------
                                         --     2,841,923      7,133,356
Less accumulated amortization........    --       142,095        860,047
                                       ----    ----------     ----------
Intangibles, net.....................  $ --    $2,699,828     $6,273,309
                                       ====    ==========     ==========

     On July 29, 1998, the Company acquired licenses for NutriCharge and infrared technology. The purchase price of $2,841,923 (consisting of $300,000 in cash, 2,587,500 of the Company's Class A common shares valued at $0.80 per share, $131,923 in acquisition costs and the estimated fair value of put rights granted by XL Vision) was allocated to the acquired NutriCharge and infrared technology licenses based on estimated fair values determined by estimated cash flows from the underlying licensed product. In connection with the transaction, XL Vision granted a put right that allows the sellers to require XL Vision to purchase up to 1,250,000 shares of the Company's Class A common stock at $3.00 per share. The fair value of the put was estimated to be $340,000 and was credited to additional paid-in capital. The put right may only be exercised thirty days prior to or after the fourth anniversary of the agreement. The ultimate amount payable under the put agreement is reduced by the amount, if any, of indemnification obligations related to the transaction. The estimated fair value of the put was determined with the assistance of an independent, third party valuation expert by calculating the net present value (at 10% interest) of the product of the $2,000,000 intrinsic value of the put adjusted for the 25% probability that the put would be exercised.

                            eMERGE INTERACTIVE, INC.

     On February 24, 1999, the Company acquired substantially all of the tangible and intangible assets of CIN, LLC d/b/a/ Cattlemen's Information Network ("CIN") for $2,296,610. The purchase price for the assets consisted of 750,000 shares of the Company's Class A common stock valued at $720,000, the assumption of $812,021 of liabilities, a cash payment due in October 1999 of $357,816, and an agreement to pay the first $350,000 from Internet sales of third party products over the Company's Web site and transaction costs of $56,773. CIN is in the business of selling access to its cattle feedlot performance measurements database. Immediately after the closing, CIN changed its name to Lost Pelican, L.L.C.

     On March 29, 1999, the Company acquired 100% of the stock of Cyberstockyard, Inc. for $542,265. The purchase price consisted of 250,000 shares of the Company's Class A common stock valued at $450,000, the assumption of $89,972 of liabilities and transaction costs of $2,293. Cyberstockyard, Inc. is in the business of selling cattle through its proprietary auction software over the Internet.

     On May 19, 1999, the Company acquired substantially all of the tangible and intangible assets of PCC, LLC d/b/a Professional Cattle Consultants, L.L.C. ("PCC") for $1,827,861. The purchase price consists of a cash payment of $1,800,000 and an assumption of $2,861 of liabilities and transaction costs of $25,000. PCC is in the business of providing comparative analysis and market information for the feedlot industry. Immediately after the closing, PCC changed its name to QDD Investment Company, L.L.C.

     Each acquisition was accounted for as a purchase and the results of operations of the acquired companies is included in the statement of operations since the respective date of acquisition.

     The aggregate purchase price of the above acquisitions was approximately $4,666,736, which included related acquisition costs of approximately $84,000 and was allocated as follows:

Goodwill.......................................  $3,991,433
Non-compete agreements.........................     300,000
Equipment......................................     358,016
Current assets, including cash acquired of
  $737.........................................      17,287
                                                 ----------
                                                 $4,666,736
                                                 ==========

     Unaudited pro forma information for the Company as if the acquisitions above had been consummated as of January 1, 1998 and 1999 follows:

                                        NINE MONTHS ENDED SEPTEMBER 30,
                                        -------------------------------
                                            1998              1999
                                        ------------      -------------
Revenue...............................  $ 1,687,077       $ 18,560,565
                                        ===========       ============
Net profit (loss).....................  $(4,987,862)      $(11,097,329)
                                        ===========       ============
Net profit (loss) per common share....  $     (0.97)      $      (1.61)
                                        ===========       ============

                            eMERGE INTERACTIVE, INC.

(7) EQUITY

  COMMON STOCK

     As of September 30, 1999, the Company had authorized the issuance of 100,000,000 shares of common stock.

     CLASS A -- In 1999, the Company designated 92,711,110 shares as Class A common stock.

     CLASS B -- In 1999, the Company designated 7,288,890 shares as Class B common stock. Holders of Class B common stock are entitled to two and one-half votes for each share. The shares of Class A and Class B are identical in all other respects.

  PREFERRED STOCK

     As of September 30, 1999, the Company had authorized the issuance of 15,000,000 shares of preferred stock and had designated 6,500,000 as Series A shares, and 2,400,000 as Series B shares, 1,300,000 as Series C shares and 4,555,556 as Series D shares. Each share of preferred stock is convertible into
1.25 shares of Class A common stock at the option of the holder or upon the vote of holders of two-thirds of the respective preferred stock class outstanding except for Series D shares which is convertible at the offering price into 1.25 shares Class B common stock. Preferred stock is automatically converted into common stock upon a qualified IPO of at least $10 million with a Company valuation of at least $30 million or upon a public rights offering of the Company to shareholders of Safeguard Scientifics, Inc.

     SERIES A -- The Series A shares are entitled to a liquidation preference before any distribution to common stockholders equal to the greater of (a) $1.00 per share plus an additional $.10 per year (pro rated for partial years) from July 16, 1997 or (b) the amount which would be distributed if all of the preferred stock of the Company were converted to Class A common stock prior to liquidation. The holders of Series A preferred stock are entitled to vote as a separate class to elect two directors to the Board of Directors of the Company.

     SERIES B -- Series B shares are entitled to a liquidation preference before any distribution to common stockholders equal to the greater of (a) $2.00 per share plus an additional $.20 for each year (pro rated for partial years) from December 31, 1998 or until the date of distribution of available assets or (b) the amount which would be distributed if all of the preferred stock of the Company were converted to Class A common stock prior to liquidation. Series B shares are junior to Series A, C and D shares.

     SERIES C -- Series C shares are entitled to a liquidation preference before any distribution to common stockholders equal to the greater of (a) $5.00 per share plus an additional $.50 for each year (pro rated for partial years) from April 15, 1999 or until the date of distribution of available assets or (b) the amount which would be distributed if all of the preferred stock of the Company were converted to Class A common stock prior to liquidation. Series C shares are on parity with Series A and D shares except as to voting rights.

     SERIES D -- Series D shares are entitled to a liquidation preference before any distribution to common stockholders equal to the greater of (a) $9.00 per share plus an additional $1.00 for each year (pro rated for partial years) from October 27, 1999 or until the
                            eMERGE INTERACTIVE, INC.

date of distribution of available assets or (b) the amount which would be distributed if all the preferred stock of the Company were converted to Class B common stock prior to liquidation. Series D shares are on parity with Series A and C shares except as to voting rights. Series D stockholders are entitled to two and one-half votes per share.

(8) INCOME TAXES

     Deferred income taxes reflect the net tax effects of temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Significant components of the Company's deferred income tax assets and liability are as follows:

                                    DECEMBER 31,
                               -----------------------   SEPTEMBER 30,
                                  1997         1998          1999
                               ----------   ----------   -------------
Deferred tax assets:
Net operating loss
carryforwards................  $3,237,000   $5,967,000    $ 8,057,000
  Amortization of acquired
     technology from XL
     Vision (note 10)........   1,829,000    1,704,000      1,704,000
  Research and
     experimentation tax
     credits.................     294,000      448,000        718,000
  Other......................     125,000      596,000      1,524,000
                               ----------   ----------    -----------
                                5,485,000    8,715,000     12,003,000
  Less valuation allowance...   5,370,000    8,715,000     12,003,000
                               ----------   ----------    -----------
     Net deferred tax
       assets................     115,000           --             --
Deferred tax liability:
  Imputed interest...........    (115,000)          --             --
                               ----------   ----------    -----------
     Net deferred tax asset
       (liability)...........  $       --   $       --    $        --
                               ==========   ==========    ===========

     The Company has available at September 30, 1999 for federal income tax purposes, unused net operating loss carryforwards of approximately $21,000,000 which may be applied against future taxable income and expires in years beginning in 2010. The Company also has approximately $718,000 in research and experimentation credits carryforwards. The research and experimentation credits, which begin to expire in 2010, can also be used to offset future regular tax liabilities. A valuation allowance for deferred tax assets is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

     The difference between the "expected" tax benefit (computed by applying the federal corporate income tax rate of 34% to the loss before income taxes) and the actual tax benefit is primarily due to the effect of the valuation allowance.

                            eMERGE INTERACTIVE, INC.

(9) STOCK PLAN

     In January 1996, the Company adopted an equity compensation plan (the "1996 Plan") pursuant to which the Company's Board of Directors may grant shares of common stock or options to acquire common stock to certain directors, advisors and employees. The Plan authorizes grants of shares or options to purchase up to 2,168,750 shares of authorized but unissued common stock. Stock options granted have a maximum term of ten years and have vesting schedules which are at the discretion of the Compensation Committee of the Board of Directors and determined on the effective date of the grant.

     In May 1999, the Company's stockholders approved the 1999 Equity Compensation Plan (the "1999 Plan"). Under the 1999 Plan, an additional 1,250,000 shares of authorized, unissued shares of common stock of the Company are reserved for issuance to employees, advisors and for non-employee members of the Board of Directors. Option terms under the 1999 Plan may not exceed 10 years.

     A summary of option transactions follows:

                                                                                   WEIGHTED
                                                   RANGE OF                         AVERAGE
                                                   EXERCISE       WEIGHTED         REMAINING
                                                  PRICES PER      AVERAGE         CONTRACTUAL
                                       SHARES       SHARE      EXERCISE PRICE   LIFE (IN YEARS)
                                      ---------   ----------   --------------   ---------------
Balance outstanding, December 31,
  1996..............................      3,125   $     0.80       $ 0.80            4.85
                                                                                     ====
  Granted...........................    335,000         0.80         0.80
                                      ---------   ----------       ------
Balance outstanding, December 31,
  1997..............................    338,125         0.80         0.80            9.64
                                                                                     ====
  Granted...........................  1,692,500    0.80-1.60         0.84
  Canceled..........................   (398,125)        0.80         0.80
                                      ---------   ----------       ------
Balance outstanding, December 31,
  1998..............................  1,632,500    0.80-1.60          .84            9.48
                                                                                     ====
  Granted...........................  1,010,250    1.60-7.20         2.58
  Exercised.........................   (112,069)        0.80         0.80
  Canceled..........................    (42,187)   0.80-1.60         1.04
                                      ---------   ----------       ------
Balance outstanding, September 30,
  1999..............................  2,488,494   $0.80-7.20       $ 1.54            9.08
                                      =========   ==========       ======            ====

     At December 31, 1997, 1998 and September 30, 1999, there were 76,719, 414,375 and 716,369 shares exercisable, respectively at weighted average exercise prices of $0.80, $0.82 and $1.06, respectively.

     At December 31, 1997 and 1998 and September 30, 1999, 99,375, 511,250 and
747,250 shares were available for grant, respectively.

                            eMERGE INTERACTIVE, INC.

     The per share weighted-average fair value of stock options granted was $0 in 1996, $0 in 1997, $0.08 in 1998 and $0.84 in 1999 on the date of grant using the Black Scholes option-pricing model with the following weighted-average assumptions:

                                                1996    1997    1998    1999
                                                ----    ----    ----    ----
Volatility....................................     0%      0%      0%      0%
Dividend paid.................................     0%      0%      0%      0%
Risk-free interest rate.......................  6.35%   6.11%   4.73%   4.99%
Expected life in years........................  5.77    6.75    5.57    6.75

     No volatility was assumed due to the use of the Minimum Value Method of computation for options issued by the Company as a private entity as prescribed by SFAS No. 123.

     All stock options granted, except as noted in the paragraph below, have been granted to directors or employees with an exercise price equal to the fair value of the common stock at the date of grant. The Company applies APB Opinion No. 25 for issuances to directors and employees in accounting for its Plan and, accordingly, no compensation cost has been recognized in the consolidated financial statements through December 31, 1998.

     On March 19, 1999, the Company granted 360,625 stock options with an exercise price of $1.60 and a fair value of $1.80. The Company recorded $72,126 of unearned compensation at the date of grant and is amortizing the unearned compensation over the vesting period. Compensation expense amounted to $9,017 for the nine months ended September 30, 1999.

     Had the Company determined compensation cost based on the fair value at the grant date for its stock options under SFAS No. 123, the Company's net loss would have increased to the pro forma amounts indicated below:

                               1996          1997          1998           1999
                            -----------   -----------   -----------   ------------
Net loss as reported......  $(1,719,492)  $(5,483,623)  $(7,832,128)  $(10,672,185)
                            ===========   ===========   ===========   ============
Pro forma net loss........  $(1,719,492)  $(5,483,623)  $(7,865,031)  $(10,887,665)
                            ===========   ===========   ===========   ============
Net loss per share, as
  reported:
  Basic and diluted.......  $     (9.24)  $    (14.34)  $     (1.80)  $      (1.59)
                            ===========   ===========   ===========   ============
Pro forma net loss per
  share:
  Basic and diluted.......  $     (9.24)  $    (14.34)  $     (1.81)  $      (1.62)
                            ===========   ===========   ===========   ============

                            eMERGE INTERACTIVE, INC.

(10) RELATED PARTY TRANSACTIONS

  DUE TO RELATED PARTIES

     Due to related parties consist of:

                                               DECEMBER 31,         SEPTEMBER 30,
                                          -----------------------   -------------
                                             1997         1998          1999
                                          ----------   ----------   -------------
XL Vision...............................  $8,029,995   $5,158,436    $ 6,057,978
Safeguard Scientifics, Inc. and
Safeguard Delaware, Inc.................      10,309       28,898      7,347,979
                                          ----------   ----------    -----------
                                          $8,040,304   $5,187,334    $13,405,957
                                          ==========   ==========    ===========

  AMOUNTS DUE TO XL VISION

Amounts due to XL Vision consist of:
Balance as of December 31, 1996.............................  $ 3,636,494
     Allocation of costs and funding of working capital to
      the Company...........................................    6,318,405
     Technology transfer fee................................    4,400,000
     Interest charges on technology transferred.............      141,167
     Proceeds from Series A Preferred Stock.................   (6,443,606)
     Issuance of Class A common stock.......................      (22,465)
                                                              -----------
  Balance as of December 31, 1997...........................    8,029,995
     Allocation of costs and funding of working capital to
      the Company...........................................    9,120,441
     Interest charges on technology transferred.............      308,000
     Contribution of debt to equity.........................   (7,500,000)
     Contribution of debt to equity in exchange for Series B
      Preferred Stock.......................................   (4,800,000)
                                                              -----------
  Balance as of December 31, 1998...........................    5,158,436
     Allocation of costs and funding of working capital to
      the Company...........................................      668,542
     Interest charges on technology transferred.............      231,000
                                                              -----------
  Balance as of September 30, 1999..........................  $ 6,057,978
                                                              ===========

     The average outstanding balance due to XL Vision was approximately $2,690,900 in 1996, $6,239,600 in 1997, $12,782,400 in 1998 and $7,342,435 in
1999.

     On January 1, 1999, the Company signed a revolving promissory note with XL Vision for up to $3,000,000. The revolving promissory note bears interest at the prime rate plus 1% and is due in full when the Company completes an IPO or sells all of its assets or stock.

                            eMERGE INTERACTIVE, INC.

  NOTE PAYABLE TO SAFEGUARD DELAWARE, INC.

     On July 21, 1999, the Company obtained a $3,000,000 revolving note payable from Safeguard Delaware, Inc ("Safeguard"). The revolving note payable, as amended, bears interest payable monthly at the prime rate plus 1% and is due December 31, 1999.

     In August, September and October 1999, the Company signed demand notes with interest payable monthly at the prime rate plus 1% with Safeguard for $2,500,000, $2,000,000 and $2,500,000, respectively. These notes were cancelled in October 1999, in exchange for a $7,050,000 note due in full on October 25, 2000, the repayment of a promissory note issued concurrently with the sale of Series D preferred stock or an IPO, whichever is earlier.

  TECHNOLOGY FEE

     On July 15, 1997, the Company entered into an agreement with XL Vision for the transfer of certain technology that is used by the Company in the sale of its products for a $4,400,000 note payable. The transfer was accounted for as a distribution to XL Vision as it represented amounts paid for an asset to an entity under common control in excess of the cost of such asset. The note payable bears interest at 7% per annum. Interest expense was $141,167 in 1997, $308,000 in 1998 and $231,000 in 1999.

  DIRECT CHARGE FEE

     Prior to April 1, 1997 personnel, and other services were provided by XL Vision and the costs were allocated to the Company. The Company believes that the allocation method used by XL Vision was reasonable. Effective April 1, 1997, the Company entered into a direct charge fee agreement with XL Vision which allows for cost-based charges based upon actual hours incurred. Costs allocated by or service fees charged by XL Vision were approximately $468,000 in 1996, $720,000 in 1997, $460,000 in 1998 and $390,000 in 1999. A portion of the fees in 1998 and 1999 and all of the costs and fees in 1996 and 1997 were allocated to the discontinued transportation segment.

  ADMINISTRATIVE SERVICES FEE

     Effective December 15, 1997, the Company entered into an agreement which requires accrual of an administrative services fee based upon a percentage of gross revenues. The fee for administrative support services, including management consultation, investor relations, legal services and tax planning, is payable monthly to XL Vision and Safeguard Scientifics, Inc., the largest shareholder of XL Vision, based upon an aggregate of 1.5% of gross revenues with such service fees to be not more than $300,000 annually. Effective August 17, 1999, the agreement was amended such that the administrative services fee is applied to net contribution margin on cattle sales and gross revenue for all other sales. The fee is accrued monthly but is only payable in months during which the Company has achieved positive cash flow from operations. The agreement extends through December 31, 2002 and continues thereafter unless terminated by any party. Administrative service fees were approximately $10,300 in 1997, $37,200 in 1998 and $43,500 in 1999.

                            eMERGE INTERACTIVE, INC.

  LEASES

     The Company leases equipment under a capital lease, effective April 20, 1998, with an affiliated entity, XL Realty, Inc. Future minimum lease payments, including imputed interest at 7.53%, are $79,852 in 1999, $85,765 in 2000, $92,684 in 2001, $100,154 in 2002 and $26,415 in 2003. Interest expense was
$23,594 in 1998 and $20,627 in 1999.

     The Company rents its facility from XL Vision. Rent expense varies based on space occupied by the Company and includes charges for base rent, repairs and maintenance, telephone and networking expenses, real estate taxes and insurance. Rent expense is approximately $68,000 in 1996, $354,000 in 1997, $1,129,000 in
1998, and $528,000 in 1999.

  LICENSE AGREEMENT WITH XL VISION, INC.

     In February 1999, the Company signed a license agreement with XL Vision, granting XL Vision a license to use Company software for the limited purpose of evaluating whether the software could provide the basis for a new company that would operate in the agricultural industry. The license agreement terminated on November 30, 1999. If XL Vision forms a new company, the Company will negotiate a long-term license agreement. In addition, XL Vision is obligated to give the Company at least 25% of the new company. The Company is obligated to transfer all amounts up to 25% of the company to Lost Pelican, LLC.

(11) SEGMENT INFORMATION

     In 1998, the Company adopted SFAS No. 131, which requires the reporting of segment information using the "management approach" versus the "industry approach" previously required. The management approach requires the Company to report certain financial information related to continuing operations that is provided to the Company's chief operating decision-maker. The Company's chief operating decision-maker receives revenue and contribution margin (revenue less direct costs and excluding overhead) by source, and all other statement of operations data and balance sheet on a consolidated basis. The Company's reportable segments consist of cattle sales and animal sciences products and services. While the Company operates entirely in the animal science marketplace, the contribution margin associated with cattle sales and the related prospects for this portion of the Company's business differ from the rest of the Company's product offerings.

                            eMERGE INTERACTIVE, INC.

     The following summarizes revenue, cost of revenue and gross profit and contribution margin information related to the Company's two operating segments:

                                                      NINE MONTHS ENDED
                                                -----------------------------
                               YEAR ENDED       SEPTEMBER 30,   SEPTEMBER 30,
                            DECEMBER 31, 1998       1998            1999
                            -----------------   -------------   -------------
                                                 (UNAUDITED)
Revenue:
Cattle....................     $       --        $       --      $17,022,862
  Animal sciences.........      1,792,471         1,106,452        1,315,783
                               ----------        ----------      -----------
         Total............     $1,792,471        $1,106,452      $18,338,645
                               ==========        ==========      ===========
Cost of revenue:
  Direct costs:
       Cattle.............     $       --        $       --      $16,860,452
       Animal sciences....        900,824           603,410          492,115
                               ----------        ----------      -----------
         Total direct
           costs..........        900,824           603,410       17,352,567
  Unallocated overhead....      1,722,623         1,025,347          929,763
                               ----------        ----------      -----------
         Total............     $2,623,447        $1,628,757      $18,282,330
                               ==========        ==========      ===========
Gross profit (loss):
    Contribution margin:
       Cattle.............     $       --        $       --      $   162,410
       Animal sciences....        891,647           503,042          823,668
                               ----------        ----------      -----------
         Total............        891,647           503,042          986,078
    Unallocated
       overhead...........     (1,722,623)       (1,025,347)        (929,763)
                               ----------        ----------      -----------
         Gross profit
           (loss).........     $ (830,976)       $ (522,305)     $    56,315
                               ==========        ==========      ===========

     The Company's assets, and other statement of operations data are not allocated to a segment.

(12) DISCONTINUED OPERATIONS

     In December 1998, the Company's Board of Directors decided to dispose of its transportation segment. The Company's AMIRIS thermal imaging system, which was the sole product sold in the transportation segment, was sold on January 15, 1999 to Sperry Marine, Inc. for approximately $1,900,000. The Company received $200,000 of cash at closing and collected an additional $1,388,000 through September 30, 1999. The remaining balance of approximately $312,000 is expected to be collected by December 31, 1999. The Company is entitled to a royalty of 8% of net AMIRIS system sales, up to a maximum royalty of $4.3 million over a four year period or up to a maximum royalty of $5.0 million, if $4.3 million is not received within four years.

                            eMERGE INTERACTIVE, INC.

     Net assets of the discontinued transportation segment consist of:

                                           DECEMBER 31,
                                     ------------------------    SEPTEMBER 30,
                                        1997          1998           1999
                                     ----------    ----------    -------------
Accounts receivable................  $  145,500    $  381,435      $ 419,784
Inventory, net.....................   1,076,043     2,020,625        123,093
Property and equipment, net........      22,650       134,098             --
Intangibles, net...................      94,444        61,108         36,106
Accounts payable...................    (271,833)      (80,510)       (63,647)
Accrued liabilities including
  provision for operating loss
  during phase out period of
  $72,667 in 1998 and $18,748 in
  1999.............................          --      (231,415)      (125,000)
                                     ----------    ----------      ---------
  Net assets.......................  $1,066,804    $2,285,341      $ 390,336
                                     ==========    ==========      =========

(13) COMMITMENTS AND CONTINGENCIES

  VOLUNTARY EMPLOYEE SAVINGS 401(k) PLAN

     The Company established a voluntary employee savings 401(k) plan in 1997 which is available to all full time employees 21 years or older. The plan provides for a matching by the Company of the employee's contribution to the plan for 50% of the first 6% of the employee's annual compensation. The Company's matching contributions were $6,300 in 1996, $38,195 in 1997, $62,108 in 1998 and $54,229 in 1999.

  ROYALTIES

     In connection with the NutriCharge license, the Company is obligated to a royalty of 5% of gross revenues from the sale of NutriCharge products and infrared technology related to the Company's Canadian license agreement.

     The Company is also obligated to a royalty of 6% of net revenues from product or services related to technology patented by Iowa State University.

(14) SUBSEQUENT EVENTS

  SALE OF SERIES D PREFERRED STOCK

     On October 27, 1999, the Company agreed to issue 4,555,556 shares of Series D preferred stock and a warrant to acquire 1,138,889 shares of Class B common stock. Each share of Series D preferred stock is convertible into 1.25 shares of Class B common stock at any time at the option of the holder or immediately upon an IPO. The warrant is exercisable at the Company's IPO price. In the event the Company does not complete an IPO, the warrant is exercisable at $9.00 after November 16, 2000 or earlier if the Company has an equity financing of not less that $20,000,000 from private investors. The warrant expires on November 16, 2002. In return for these instruments, the Company received $18,000,000 of cash in November 1999 and a $23,000,000 non-interest, bearing note receivable due on October 27, 2000. Imputed interest at 9.5% amounts to $2,185,000 over the life of the note.

                            eMERGE INTERACTIVE, INC.

     The net consideration of $38,815,000 was allocated to the warrant and preferred stock as follows. The warrant was valued at $3,325,553 using the Black-Scholes method and assuming a strike price of $11.20, expiration of three years, 90% volatility, and 5.8% interest. The remaining proceeds were allocated to preferred stock and amounted to $7.79 per preferred share ($6.23 per common share). The beneficial conversion feature was calculated as the difference between the conversion price ($6.23) and the fair value of the common stock ($7.20) multiplied by the number of Class B common shares into which the preferred stock is convertible (5,694,445) and amounts to $5,523,612.

     The note receivable will be shown as a reduction of stockholders' equity, net of imputed interest. Interest income will be accreted over the life of the note using the effective interest method. The value of the warrant will be credited to additional paid-in capital. The beneficial conversion feature will be credited to preferred stock with a corresponding charge to additional paid-in capital at issuance. The beneficial conversion feature will reduce net income available to common shareholders.

  STOCK SPLIT

     On December 6, 1999, the Board of Directors of the Company authorized a five-for-four stock split. The stock split has been reflected in these financial statements as if it had occurred on the first day of the first period presented.

  LEGAL PROCEEDING (UNAUDITED)

     The Company has been named as a defendant in a lawsuit filed by Central Biotech, Inc. on January 12, 2000 in the Queen's Bench Judicial Centre of Regina, Province of Saskatchewan, Canada. The complaint alleges that eMerge and E-Y Laboratories Inc. were each subject to confidentiality agreements with the plaintiff, and subsequently engaged in discussions concerning a potential business arrangement in violation of such agreements. The complaint asserts damages, including punitive damages, from the defendants in the aggregate amount of $18 million (Canadian dollars), as well as injunctive relief. Although the Company has not yet completed its assessment of these claims, the Company believes that there are a number of substantive and procedural defenses that exist and intends to defend these claims vigorously.

                            eMERGE INTERACTIVE, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                          YEAR ENDED DECEMBER 31, 1998

                                                                         LOST PELICAN, L.L.C.
                                                    eMerge      --------------------------------------
                                                 INTERACTIVE,                 PRO FORMA
                                                     INC.       HISTORICAL   ADJUSTMENTS    PRO FORMA
                                                 ------------   ----------   -----------    ----------
Revenue........................................  $ 1,792,471    $ 157,692     $      --     $  157,692
Cost of revenue................................    2,623,447       25,736            --         25,736
                                                 -----------    ---------     ---------     ----------
    Gross profit (loss)........................     (830,976)     131,956            --        131,956
                                                 -----------    ---------     ---------     ----------
Operating expenses:
  Selling, general and administrative..........    3,659,810      231,883       435,274(4a)    667,157
  Research and development.....................    1,109,382      341,588            --        341,588
                                                 -----------    ---------     ---------     ----------
    Total operating expenses...................    4,769,192      573,471       435,274      1,008,745
                                                 -----------    ---------     ---------     ----------
    Profit (loss) from continuing operations...   (5,600,168)    (441,515)     (435,274)      (876,789)
Other income...................................           --          245            --            245
Interest expense...............................     (331,594)     (20,077)           --        (20,077)
                                                 -----------    ---------     ---------     ----------
    Profit (loss) from continuing operations
      before income taxes......................   (5,931,762)    (461,347)     (435,274)      (896,621)
Income tax expense (benefit)...................           --           --            --             --
                                                 -----------    ---------     ---------     ----------
    Profit (loss) from continuing operations...  $(5,931,762)   $(461,347)    $(435,274)    $ (896,621)
                                                 ===========    =========     =========     ==========
Profit (loss) from continuing operations per
  common share -- basic and diluted............  $     (1.36)
                                                 ===========
Weighted average number of common shares
  outstanding -- basic and diluted.............    4,356,926
                                                 ===========

                                                    QDD INVESTMENT COMPANY, L.L.C.
                                                 -------------------------------------
                                                               PRO FORMA                  PRO FORMA
                                                 HISTORICAL   ADJUSTMENTS    PRO FORMA    COMBINED
                                                 ----------   -----------    ---------   -----------
Revenue........................................   $332,730     $      --     $332,730    $ 2,282,893
Cost of revenue................................    152,158            --      152,158      2,801,341
                                                  --------     ---------     ---------   -----------
    Gross profit (loss)........................    180,572            --      180,572       (518,448)
                                                  --------     ---------     ---------   -----------
Operating expenses:
  Selling, general and administrative..........    162,428       325,790(4b)  488,218      4,815,185
  Research and development.....................         --            --           --      1,450,970
                                                  --------     ---------     ---------   -----------
    Total operating expenses...................    162,428       325,790      488,218      6,266,155
                                                  --------     ---------     ---------   -----------
    Profit (loss) from continuing operations...     18,144      (325,790)    (307,646)    (6,784,603)
Other income...................................     36,548            --       36,548         36,793
Interest expense...............................     (1,927)        1,927(4c)       --       (351,671)
                                                  --------     ---------     ---------   -----------
    Profit (loss) from continuing operations
      before income taxes......................     52,765      (323,863)    (271,098)    (7,099,481)
Income tax expense (benefit)...................         --            --           --             --
                                                  --------     ---------     ---------   -----------
    Profit (loss) from continuing operations...   $ 52,765     $(323,863)    $(271,098)  $(7,099,481)
                                                  ========     =========     =========   ===========
Profit (loss) from continuing operations per
  common share -- basic and diluted............                                          $     (1.39)
                                                                                         ===========
Weighted average number of common shares
  outstanding -- basic and diluted.............                                            5,106,926(4d)
                                                                                         ===========

See accompanying notes to unaudited pro forma condensed combined financial statements.

                            eMERGE INTERACTIVE, INC.

         UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
                      NINE MONTHS ENDED SEPTEMBER 30, 1999

                                             eMerge                    LOST PELICAN, L.L.C.
                                          INTERACTIVE,    ----------------------------------------------
                                              INC.           HISTORICAL
                                          -------------   -----------------
                                           NINE MONTHS     FOR THE PERIOD
                                              ENDED       JANUARY 1, 1999-
                                          SEPTEMBER 30,     FEBRUARY 23,       PRO FORMA          PRO
                                              1999              1999          ADJUSTMENTS        FORMA
                                          -------------   -----------------   -----------      ---------
Revenue.................................  $ 18,338,645        $  11,758        $     --        $ 11,758
Cost of revenue.........................    18,282,330            4,176              --           4,176
                                          ------------        ---------        --------        ---------
    Gross profit (loss).................        56,315            7,582              --           7,582
                                          ------------        ---------        --------        ---------
Operating expenses:
  Selling, general and administrative...     7,539,689          182,814          65,590(4a)     248,404
  Research and development..............     2,756,262           35,596              --          35,596
                                          ------------        ---------        --------        ---------
    Total operating expenses............    10,295,951          218,410          65,590         284,000
                                          ------------        ---------        --------        ---------
    Profit (loss) from continuing
      operations........................   (10,239,636)        (210,828)        (65,590)       (276,418)
Other Income............................        15,655
Interest expense........................      (458,624)         (11,619)             --         (11,619)
                                          ------------        ---------        --------        ---------
    Profit (loss) from continuing
      operations before income taxes....   (10,682,605)        (222,447)        (65,590)       (288,037)
Income tax expense (benefit)............            --               --              --              --
                                          ------------        ---------        --------        ---------
    Profit (loss) from continuing
      operations........................  $(10,682,605)       $(222,447)       $(65,590)       $(288,037)
                                          ============        =========        ========        =========
Profit (loss) from continuing operations
  per common share -- basic and
  diluted...............................  $      (1.59)
                                          ============
Weighted average number of common shares
  outstanding -- basic and diluted......     6,709,854
                                          ============

                                                 QDD INVESTMENT COMPANY, L.L.C.
                                          ---------------------------------------------
                                             HISTORICAL
                                          ----------------
                                           FOR THE PERIOD
                                             JANUARY 1,
                                               1999-          PRO FORMA          PRO       PRO FORMA
                                            MAY 19, 1999     ADJUSTMENTS        FORMA       COMBINED
                                          ----------------   -----------      ---------   ------------
Revenue.................................      $154,901        $      --       $154,901    $ 18,505,304
Cost of revenue.........................        67,752               --         67,752      18,354,258
                                              --------        ---------       ---------   ------------
    Gross profit (loss).................        87,149               --         87,149         151,046
                                              --------        ---------       ---------   ------------
Operating expenses:
  Selling, general and administrative...        79,683          124,067(4b)    203,750       7,991,843
  Research and development..............            --               --             --       2,791,858
                                              --------        ---------       ---------   ------------
    Total operating expenses............        79,683          124,067        203,750      10,783,701
                                              --------        ---------       ---------   ------------
    Profit (loss) from continuing
      operations........................         7,466         (124,067)      (116,601)    (10,632,655)
Other Income............................                                                        15,655
Interest expense........................        (1,272)           1,272(4c)         --        (470,243)
                                              --------        ---------       ---------   ------------
    Profit (loss) from continuing
      operations before income taxes....         6,194         (122,795)      (116,601)    (11,087,243)
Income tax expense (benefit)............            --               --             --              --
                                              --------        ---------       ---------   ------------
    Profit (loss) from continuing
      operations........................      $  6,194        $(122,795)      $(116,601)  $(11,087,243)
                                              ========        =========       =========   ============
Profit (loss) from continuing operations
  per common share -- basic and
  diluted...............................                                                  $      (1.62)
                                                                                          ============
Weighted average number of common shares
  outstanding -- basic and diluted......                                                     6,854,298
                                                                                          ============

See accompanying notes to unaudited pro forma condensed combined financial statements.

                   eMERGE INTERACTIVE, INC. AND SUBSIDIARIES

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                              FINANCIAL STATEMENTS

(1) OVERVIEW

     The pro forma condensed combined financial statements are unaudited and give effect to the acquisition of Lost Pelican L.L.C. (formerly CIN, LLC) d/b/a Cattlemen's Information Network ("Lost Pelican") on February 24, 1999, the acquisition of QDD Investment Company L.L.C. d/b/a Professional Cattle Consultants ("QDD") on May 19, 1999 and the issuance of Series "C" preferred stock by eMerge Interactive, Inc. (the "Company") on May 4, 1999, a portion of the proceeds of which were used to acquire QDD.

     The unaudited pro forma condensed combined statement of operations for the year ended December 31, 1998 is based on the historical financial statements of the Company, Lost Pelican and QDD, giving effect to the transactions under the purchase method of accounting and the assumptions and adjustments discussed below. The pro forma condensed combined statement of operations for the nine months ended September 30, 1999 is based on the historical financial statements of the Company, Lost Pelican (for the period from January 1, 1999 to February 23, 1999, date prior to acquisition) and QDD (for the period from January 1, 1999 to May 19, 1999, date prior to acquisition), giving effect to the transactions under the purchase method of accounting and the assumptions and adjustments discussed below. The Company's purchase of Cyberstockyard, Inc. on March 29, 1999 is not included because the pro forma effects are not significant. The pro forma adjustments give effect to the transactions as if they occurred as of January 1, 1998 for both periods presented.

     These unaudited pro forma financial statements may not be indicative of the results of operations that actually would have occurred if the combination had been in effect on January 1, 1998 or which may be obtained in the future. The pro forma financial statements should be read in conjunction with the audited financial statements of the Company, Lost Pelican and QDD contained elsewhere herein.

(2) ACQUISITION OF LOST PELICAN

     On February 24, 1999, the Company acquired substantially all of the tangible and intangible assets of Lost Pelican for $2,296,610. The purchase price for the assets consisted of 750,000 shares of the Company's Class A common stock valued at $720,000, the assumption of $812,021 of liabilities, a cash payment due in October 1999 of $357,816, and an agreement to pay the first $350,000 from Internet sales of third party products over the Company's Web site and transaction costs of $56,773.

(3) ACQUISITION OF QDD

     On May 19, 1999, the Company acquired substantially all of the tangible and intangible assets of QDD for a cash payment of $1,800,000, an assumption of $2,361 of liabilities and transaction costs of $25,000.

(4) PRO FORMA ADJUSTMENTS FOR THE YEAR ENDED DECEMBER 31, 1998 AND THE NINE MONTHS ENDED SEPTEMBER 30, 1999

     The unaudited pro forma condensed combined statements of operations for the year ended December 31, 1998 and the nine months ended September 30, 1999 combines the
                   eMERGE INTERACTIVE, INC. AND SUBSIDIARIES

                NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
                      FINANCIAL STATEMENTS -- (CONTINUED)

statements of operations of the Company, Lost Pelican and QDD. In combining the companies, the pro forma adjustments reflect the following:

     (a) Record amortization of goodwill ($415,274 in 1998 and $62,576 in 1999) and non-compete agreements ($20,000 in 1998 and $3,014 in 1999) for Lost Pelican over estimated useful lives of five years.

     (b) Record amortization of goodwill ($300,790 in 1998 and $114,547 in 1999) and non-compete agreements ($25,000 in 1998 and $9,520 in 1999) for QDD over estimated useful lives of five years and four years, respectively.

     (c) To eliminate interest on debt of QDD not acquired of $1,927 in 1998 and $1,272 in 1999.

     (d) Record the issuance of 750,000 shares of Class A common stock in connection with Lost Pelican transaction.

        There is no income tax effect on the above pro forma adjustments due to the full valuation allowance on net deferred tax assets.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Members
  Lost Pelican, L.L.C.:

     We have audited the accompanying balance sheets of Lost Pelican, L.L.C. (d/b/a Cattlemen's Information Network) as of December 31, 1997 and 1998 and the related statements of operations, members' equity (deficit) and cash flows for each of the two years ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As discussed in note 1 to the financial statements, on February 23, 1999, Lost Pelican, L.L.C. sold substantially all of its assets and trade names to eMerge Interactive, Inc.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lost Pelican, L.L.C. at December 31, 1997 and 1998 and the results of its operations and its cash flows for each of the two years ended December 31, 1998 in conformity with generally accepted accounting principles.

                                              /s/ KPMG LLP

Orlando, Florida
April 13, 1999

                              LOST PELICAN, L.L.C.
                     D/B/A CATTLEMEN'S INFORMATION NETWORK
                         (A LIMITED LIABILITY COMPANY)

                                 BALANCE SHEETS

                                                    DECEMBER 31,
                                              ------------------------    FEBRUARY 23,
                                                1997          1998            1999
                                              ---------    -----------    ------------
                                                                          (UNAUDITED)
                                        ASSETS
Current assets:
  Cash......................................  $      --    $        --    $       737
  Trade accounts receivable, net of
     allowance for uncollectible accounts of
     $-0-, $9,135, and $8,500 as of December
     31, 1997 and 1998 and February 23,
     1999, respectively.....................         --          8,548          6,497
                                              ---------    -----------    -----------
          Total current assets..............         --          8,548          7,234
Property and equipment, net (notes 3 and
  5)........................................      1,288        102,233        105,247
                                              ---------    -----------    -----------
          Total assets......................  $   1,288    $   110,781    $   112,481
                                              =========    ===========    ===========

                      LIABILITIES AND MEMBERS' EQUITY (DEFICIT)
Current liabilities:
  Line of credit (note 4)...................  $      --    $   293,983    $   267,109
  Current installments of long-term debt
     (note 5)...............................     60,544         91,471        241,950
  Accounts payable..........................      7,991          3,710          1,518
  Accrued liabilities.......................      2,614         15,481         18,646
                                              ---------    -----------    -----------
          Total current liabilities.........     71,149        404,645        529,223
Long-term debt, excluding current
  installments (note 5).....................         --        112,944        109,854
                                              ---------    -----------    -----------
          Total liabilities.................     71,149        517,589        639,077
                                              ---------    -----------    -----------
Commitment (note 6)
Subsequent event (note 8)
Members' equity (deficit) (note 7):
  Unit capital..............................    879,419      1,003,819      1,106,478
  Accumulated deficit.......................   (949,280)    (1,410,627)    (1,633,074)
                                              ---------    -----------    -----------
          Total members' equity (deficit)...    (69,861)      (406,808)      (526,596)
                                              ---------    -----------    -----------
          Total liabilities and members'
            equity (deficit)................  $   1,288    $   110,781    $   112,481
                                              =========    ===========    ===========

See accompanying notes to financial statements.

                              LOST PELICAN, L.L.C.
                     D/B/A CATTLEMEN'S INFORMATION NETWORK
                         (A LIMITED LIABILITY COMPANY)

                            STATEMENTS OF OPERATIONS

                                    YEAR ENDED                               FOR THE PERIOD
                                   DECEMBER 31,           NINE MONTHS        JANUARY 1, 1999
                               ---------------------         ENDED               THROUGH
                                 1997        1998      SEPTEMBER 30, 1998   FEBRUARY 23, 1999
                               ---------   ---------   ------------------   -----------------
                                                          (UNAUDITED)          (UNAUDITED)
Revenue......................  $  43,672   $ 157,692       $  68,415            $  11,758
Cost of revenue..............     13,789      25,736          10,804                4,176
                               ---------   ---------       ---------            ---------
     Gross profit............     29,883     131,956          57,611                7,582
Selling, general and
  administrative.............    377,504     231,883         179,939              182,814
Research and development.....    124,043     341,588         227,773               35,596
                               ---------   ---------       ---------            ---------
     Profit (loss) from
       operations............   (471,664)   (441,515)       (350,101)            (210,828)
Other income (expense):
  Other income...............         --         245              90                   --
  Interest expense...........     (4,764)    (20,077)        (15,178)             (11,619)
                               ---------   ---------       ---------            ---------
     Net other income
       (expense).............     (4,764)    (19,832)        (15,088)             (11,619)
                               ---------   ---------       ---------            ---------
     Net profit (loss).......  $(476,428)  $(461,347)      $(365,189)           $(222,447)
                               =========   =========       =========            =========

See accompanying notes to financial statements.

                              LOST PELICAN, L.L.C.
                     D/B/A CATTLEMEN'S INFORMATION NETWORK
                         (A LIMITED LIABILITY COMPANY)

                    STATEMENTS OF MEMBERS' EQUITY (DEFICIT)

                                              UNIT CAPITAL
                                        -------------------------   ACCUMULATED
                                           UNITS         AMOUNT       DEFICIT       TOTAL
                                        ------------   ----------   -----------   ---------
Balances at January 1, 1997...........    600,000      $  473,380   $  (472,852)  $     528
Non-cash contribution of services by
members (note 7)......................         --         222,557            --     222,557
Cash contribution by majority members
  (note 7)............................         --         183,482            --     183,482
Net profit (loss).....................         --              --      (476,428)   (476,428)
                                          -------      ----------   -----------   ---------
Balances at December 31, 1997.........    600,000         879,419      (949,280)    (69,861)
Non-cash contribution of services by
  members (note 7)....................         --          39,583            --      39,583
Cash contribution by majority members
  (note 7)............................         --          84,817            --      84,817
Net profit (loss).....................         --              --      (461,347)   (461,347)
                                          -------      ----------   -----------   ---------
Balances at December 31, 1998.........    600,000       1,003,819    (1,410,627)   (406,808)
Non-cash contribution of services by
  members (unaudited) (note 7)........         --         102,659            --     102,659
Net profit (loss) (unaudited).........         --              --      (222,447)   (222,447)
                                          -------      ----------   -----------   ---------
Balances at February 23, 1999
  (unaudited).........................    600,000      $1,106,478   $(1,633,074)  $(526,596)
                                          =======      ==========   ===========   =========

See accompanying notes to financial statements.

                              LOST PELICAN, L.L.C.
                     D/B/A CATTLEMEN'S INFORMATION NETWORK
                         (A LIMITED LIABILITY COMPANY)

                            STATEMENTS OF CASH FLOWS

                                          YEARS ENDED                              FOR THE PERIOD
                                         DECEMBER 31,           NINE MONTHS        JANUARY 1, 1999
                                     ---------------------         ENDED               THROUGH
                                       1997        1998      SEPTEMBER 30, 1998   FEBRUARY 23, 1999
                                     ---------   ---------   ------------------   -----------------
                                                                (UNAUDITED)          (UNAUDITED)
Cash flows from operating
  activities:
Net profit (loss)..................  $(476,428)  $(461,347)      $(365,189)           $(222,447)
  Adjustments to reconcile net
    profit (loss) to net cash used
    in operating activities:
    Non-cash contribution of
      service by members...........    222,557      39,583              --              102,659
    Depreciation...................        322      26,606          17,826                9,964
    Provision for doubtful
      accounts.....................         --       9,135              --                   --
    Changes in operating assets and
      liabilities:
      Trade accounts receivable....         --     (17,683)             --                2,051
      Accounts payable.............      7,991      (4,281)          9,491               (2,192)
      Accrued royalties............      2,320       6,054                                   --
      Accrued liabilities..........        294       6,813          18,178                3,165
                                     ---------   ---------       ---------            ---------
      Net cash provided by (used
         in) operating
         activities................   (242,944)   (395,120)       (319,694)            (106,800)
                                     ---------   ---------       ---------            ---------
Cash flows from investing
  activities:
  Purchases of property and
    equipment......................     (1,610)   (127,551)        (73,713)             (12,978)
                                     ---------   ---------       ---------            ---------
Cash flows from financing
  activities:
  Net borrowings under line of
    credit agreements..............         --     293,983         117,513              (26,874)
  Proceeds from long-term debt.....     60,544     547,834         547,834              150,000
  Repayments of long-term debt.....         --    (403,963)       (396,340)              (2,610)
  Proceeds from capital
    contributions..................    183,482      84,817         124,400                   --
                                     ---------   ---------       ---------            ---------
      Net cash provided by
         financing activities......    244,026     522,671         393,407              120,516
                                     ---------   ---------       ---------            ---------
      Net increase (decrease) in
         cash......................       (528)         --              --                  738
Cash -- beginning of period........        528          --              --                   --
                                     ---------   ---------       ---------            ---------
Cash -- end of period..............  $      --   $      --       $      --            $     738
                                     =========   =========       =========            =========
Supplemental disclosure:
  Cash paid for interest...........  $   2,444   $  14,023       $  10,204            $  11,619
                                     =========   =========       =========            =========

See accompanying notes to financial statements.

                              LOST PELICAN, L.L.C.
                     D/B/A CATTLEMEN'S INFORMATION NETWORK
                         (A LIMITED LIABILITY COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
 (INFORMATION INSOFAR AS IT RELATES TO FEBRUARY 23, 1999, THE SIX MONTHS ENDED JUNE 30, 1998 AND FOR THE PERIOD JANUARY 1, 1999 THROUGH FEBRUARY 23, 1999 IS
                                   UNAUDITED)

(1) ORGANIZATION

     Lost Pelican, L.L.C. (the "Company") was formed on April 1, 1996 as Cattlemen's Management Network as a limited liability company under the laws of the state of Kansas and its affairs are governed by its Limited Liability Company Agreement (the "Agreement"). The Company's income and losses are allocated in accordance with the terms of the Agreement. On December 21, 1998, the Company changed its name to CIN L.L.C. On February 24, 1999, the Company changed its name to Lost Pelican, L.L.C. and sold its assets and trade names ("CIN" and "Cattlemen's Information Network") to eMerge Interactive, Inc. ("eMerge").

     Prior to formation as an L.L.C., the Company's business was financed and operated by Cattle Management Health Network, "CMHN", which was owned by the majority members of the Company. The primary business of the Company is selling access to its cattle feedlot performance measurements database.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost. Depreciation of property and equipment is computed using accelerated methods over the estimated useful lives of the assets.

  (b) REVENUE RECOGNITION

     The Company recognizes revenue in accordance with the terms of the sale or contract, generally as services are provided.

  (c) INCOME TAXES

     As a limited liability Company, the Company is classified as a partnership for income tax purposes and is not directly subject to U.S. federal and most state income taxes, including Kansas state income tax.

  (d) USE OF ESTIMATES

     The preparation of the Company's financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

  (e) ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of cash, accounts receivable, line of credit, long term debt, accounts payable and accrued liabilities reflected in the financial statements approximates fair value

                              LOST PELICAN, L.L.C.
                     D/B/A CATTLEMEN'S INFORMATION NETWORK
                         (A LIMITED LIABILITY COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

due to the short-term maturity of these instruments or the interest rate fairly reflects the credit risk.

  (f) INTERIM FINANCIAL INFORMATION

     The financial statements as of February 23, 1999 and for the periods ended September 30, 1998 and February 23, 1999 are unaudited but reflect only normal and recurring adjustments which are, in the opinion of management, necessary for the fair presentation of financial position and results of operations. Operating results for the periods ended September 30, 1998 and February 23, 1999 are not necessarily indicative of the results that may be expected for the full year.

(3) PROPERTY AND EQUIPMENT

     Property and equipment consists of:

                                         DECEMBER 31,
                                      ------------------    FEBRUARY 23,     ESTIMATED
                                       1997       1998          1999        USEFUL LIVES
                                      ------    --------    ------------    ------------
                                                            (UNAUDITED)
Office and computer equipment.......  $1,610    $125,770      $138,748      5 - 7 years
Purchased software..................      --       3,391         3,391          3 years
                                      ------    --------      --------
                                       1,610     129,161       142,139
Less accumulated depreciation.......     322      26,928        36,892
                                      ------    --------      --------
Property and equipment, net.........  $1,288    $102,233      $105,247
                                      ======    ========      ========

(4) LINE OF CREDIT

     During 1998, the Company entered into a $300,000 line of credit agreement, guaranteed by the principal shareholders, with a bank that expires on September 15, 1999. Under the agreement, principal is payable on September 15, 1999, and interest is payable monthly at 9.5%. Outstanding borrowings under this agreement were $293,983 as of December 31, 1998 and $267,109 (unaudited) as of February 23, 1999.

                              LOST PELICAN, L.L.C.
                     D/B/A CATTLEMEN'S INFORMATION NETWORK
                         (A LIMITED LIABILITY COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(5) LONG-TERM DEBT

     Long-term debt consists of:

                                                     DECEMBER 31,
                                                  -------------------    FEBRUARY 23,
                                                   1997        1998          1999
                                                  -------    --------    ------------
                                                                         (UNAUDITED)
Note payable to Kansas Technology Enterprise
  Corporation, including interest at 10% (see
  note 6).......................................  $60,544    $ 60,544      $ 60,544
Variable rate note payable in monthly
installments of $3,814, including interest at
prime plus 1% (9.25% at December 31, 1998)
through October 1, 2002; secured by equipment...       --     143,871       141,260
Variable rate note payable, interest payable
  monthly at 9.5% through September 15, 1999;
  secured by equipment..........................       --          --       150,000
                                                  -------    --------      --------
                                                   60,544     204,415       351,804
Less current installments.......................   60,544      91,471       241,950
                                                  -------    --------      --------
Long-term debt, excluding current
  installments..................................  $    --    $112,944      $109,854
                                                  =======    ========      ========

     The aggregate maturities of long-term debt for each of the four years subsequent to December 31, 1998 are as follows: 1999, $91,471; 2000, $36,856;
2001, $40,413; and 2002, $35,675.

(6) COMMITMENT

  ROYALTY AGREEMENT

     On September 6, 1996, the Company entered into a funding agreement with Kansas Technology Enterprise Corporation (KTEC) for the development of a cattle management network (the "Product"). The Company received $60,544 under this agreement. Under the terms of this agreement, the Company will pay KTEC a royalty of 3% on gross sales of the Product, until the award amount of $60,544 plus interest at 10% per annum is repaid. Interest begins to accrue on the date KTEC makes its last payment on the project. Once the original obligation is met, the Company will pay KTEC a royalty of 1% on future gross sales of the product up to an additional $60,544 in royalty payments.

     If the Company licenses, sells, or otherwise transfers the rights to manufacture the Product to another Kansas firm, such that the primary point of activity occurs in Kansas, the Company shall pay KTEC: (1) twenty five percent of the proceeds of such sale, up to the award amount of $60,544 plus interest at 10%; and (2) an ongoing royalty on gross sales of the Product up to an additional $60,544 in royalty payments. In the event such transfer of the Product within Kansas involves the exchange of other assets or is unsuitable to this type of repayment structure, then repayment terms may be subject to renegotiation.

     If the Company: (1) commercializes the Product out-of-state such that no management, marketing or production activity occurs in Kansas; or (2) sells, transfers, licenses, or otherwise disposes of the rights to the Product out-of-state, such that no management,

                              LOST PELICAN, L.L.C.
                     D/B/A CATTLEMEN'S INFORMATION NETWORK
                         (A LIMITED LIABILITY COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

marketing or production activity occurs in Kansas, the Company shall pay KTEC:
(1) within thirty (30) days of such transfer, the award amount of $60,544 plus interest at 10%; and (2) an ongoing royalty of 2% on gross sales up to an additional $90,816. If significant benefits to Kansas can occur as a result of such out-of-state transfer, this repayment obligation may be subject to renegotiation. The Company does note anticipate the acquisition by eMerge Interactive, Inc. (eMerge) as described in note 8 to impact the agreement with KTEC.

(7) MEMBERS' EQUITY

     Since inception of the Company, the Company's majority members have contributed approximately $383,000 in services and paid expenses on behalf of the business from other sources totaling approximately $503,000. Non-cash contributions totaled $222,557 in 1997, $39,583 in 1998 and $102,659 (unaudited) in 1999 and cash contributions totaled $183,482 in 1997, $84,817 in 1998 and $0 (unaudited) in 1999.

(8) SUBSEQUENT EVENT

     On February 24, 1999, the Company assets were acquired by eMerge for 750,000 shares of eMerge's Class A common stock, $383,000 in cash, assumption of liabilities of $600,000 and a commitment to pay $350,000 of the first net sales of CIN products.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Members
  QDD Investment Company, L.L.C.:

     We have audited the accompanying balance sheet of QDD Investment Company, L.L.C. (d/b/a Professional Cattle Consultants, L.L.C.) as of December 31, 1998, and the related statements of operations, members' equity and cash flows, for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     As discussed in Note 1 to the financial statements, on May 19, 1999, QDD Investment Company, L.L.C. sold substantially all of its assets and trade names to eMerge Interactive, Inc.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of QDD Investment Company, L.L.C. as of December 31, 1998, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                              /s/ KPMG LLP

Oklahoma City, Oklahoma
July 7, 1999

                         QDD INVESTMENT COMPANY, L.L.C.
                 D/B/A PROFESSIONAL CATTLE CONSULTANTS, L.L.C.
                         (A LIMITED LIABILITY COMPANY)

                                 BALANCE SHEETS

                                                           DECEMBER 31,      MAY 19,
                                                               1998           1999
                                                           ------------    -----------
                                                                           (UNAUDITED)
                                        ASSETS
Current assets -- trade accounts receivable, net.........    $ 18,872       $ 46,875
                                                             --------       --------
Computer software and hardware:
  Software (note 1)......................................     182,394        220,825
  Hardware...............................................      45,480         51,995
                                                             --------       --------
          Total computer software and hardware, at
            cost.........................................     227,874        272,820
  Less accumulated depreciation and amortization.........      10,330         13,901
                                                             --------       --------
          Net computer software and hardware.............     217,544        258,919
                                                             --------       --------
          Total assets...................................    $236,416       $305,794
                                                             ========       ========

                           LIABILITIES AND MEMBERS' EQUITY
Current liabilities:
  Accounts payable.......................................    $ 29,135       $ 25,319
  Related party payable (note 5).........................      12,000         14,000
  Notes payable (note 3).................................      34,930         74,930
                                                             --------       --------
          Total current liabilities......................      76,065        114,249
Members' equity (note 4).................................     160,351        191,545
Commitments and contingencies (notes 5, 6 and 8).........
                                                             --------       --------
          Total liabilities and members' equity..........    $236,416       $305,794
                                                             ========       ========

See accompanying notes to financial statements.

                         QDD INVESTMENT COMPANY, L.L.C.
                 D/B/A PROFESSIONAL CATTLE CONSULTANTS, L.L.C.
                         (A LIMITED LIABILITY COMPANY)

                            STATEMENTS OF OPERATIONS

                                                                          FOR THE PERIOD
                                       YEAR ENDED                         JANUARY 1, 1999
                                      DECEMBER 31,   NINE MONTHS ENDED        THROUGH
                                          1998       SEPTEMBER 30, 1998    MAY 19, 1999
                                      ------------   ------------------   ---------------
                                                        (UNAUDITED)         (UNAUDITED)
Service revenue.....................    $332,730          $245,298           $154,901
                                        --------          --------           --------
Operating expenses:
  Cost of services..................     152,158           128,398             67,752
  General and administrative (note
     4).............................     162,428           102,138             79,683
                                        --------          --------           --------
          Total operating
            expenses................     314,586           230,536            147,435
                                        --------          --------           --------
          Operating income..........      18,144            14,762              7,466
Other income (expense):
  Advertising income (note 2).......      36,548            27,000                 --
  Interest expense..................      (1,927)           (1,110)            (1,272)
                                        --------          --------           --------
          Net income................    $ 52,765          $ 40,652           $  6,194
                                        ========          ========           ========

See accompanying notes to financial statements.

                         QDD INVESTMENT COMPANY, L.L.C.
                 D/B/A PROFESSIONAL CATTLE CONSULTANTS, L.L.C.
                         (A LIMITED LIABILITY COMPANY)

                         STATEMENTS OF MEMBERS' EQUITY

Balance, December 31, 1997..................................  $ 68,586
Net income..................................................    52,765
  Non-cash contribution of services by members (note 4).....    39,000
                                                              --------
Balance, December 31, 1998..................................   160,351
  Net income (unaudited)....................................     6,194
  Non-cash contributions of services by members (note 4)
     (unaudited)............................................    25,000
                                                              --------
Balance, May 19, 1999 (unaudited)...........................  $191,545
                                                              ========

See accompanying notes to financial statements.

                         QDD INVESTMENT COMPANY, L.L.C.
                 D/B/A PROFESSIONAL CATTLE CONSULTANTS, L.L.C.
                         (A LIMITED LIABILITY COMPANY)

                            STATEMENTS OF CASH FLOWS

                                                                            FOR THE PERIOD
                                         YEAR ENDED                         JANUARY 1, 1999
                                        DECEMBER 31,   NINE MONTHS ENDED        THROUGH
                                            1998       SEPTEMBER 30, 1998    MAY 19, 1999
                                        ------------   ------------------   ---------------
                                                          (UNAUDITED)         (UNAUDITED)
Cash flows from operating activities:
Net income............................   $  52,765          $ 40,652           $  6,194
  Adjustments to reconcile net income
     to net cash provided by operating
     activities:
     Non-cash contribution of services
       by members.....................      39,000            30,000             25,000
     Depreciation and amortization
       expense........................       7,035             5,276              3,571
     Changes in operating assets and
       liabilities:
       Accounts receivable............         778             3,339            (28,003)
       Accounts and related party
          payable.....................      17,101            16,601             (1,816)
                                         ---------          --------           --------
          Net cash provided by
            operating activities......     116,679            95,868              4,946
                                         ---------          --------           --------
Cash used in investing activities --
  purchases of computer software and
  hardware............................    (141,631)          (95,868)           (44,946)
                                         ---------          --------           --------
Cash flows from financing activities:
  Payments on notes payable...........     (10,000)          (10,000)                --
  Borrowings on notes payable.........      34,952            10,000             40,000
                                         ---------          --------           --------
          Net cash provided by
            financing activities......      24,952                --             40,000
                                         ---------          --------           --------
Net increase in cash..................          --                --                 --
Cash at beginning of period...........          --                --                 --
                                         ---------          --------           --------
Cash at end of period.................   $      --          $     --           $     --
                                         =========          ========           ========
Supplemental cash flow information:
  Cash payments of interest...........   $   1,927          $  1,110           $  1,272
                                         =========          ========           ========

See accompanying notes to financial statements.

                         QDD INVESTMENT COMPANY, L.L.C.
                 D/B/A PROFESSIONAL CATTLE CONSULTANTS, L.L.C.
                         (A LIMITED LIABILITY COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
  (INFORMATION INSOFAR AS IT RELATES TO MAY 19, 1999 OR THE NINE MONTHS ENDED SEPTEMBER 30, 1998 AND FOR THE PERIOD JANUARY 1, 1999 THROUGH MAY 19, 1999 IS
                                   UNAUDITED)

(1) ORGANIZATION AND BASIS OF PRESENTATION

     QDD Investment Company, L.L.C. (the Company) is a provider of performance measurement information related to the United States cattle feedyard industry. The Company's customers consist primarily of cattle feedyards located in the United States, and to a lesser extent, other organizations involved in the United States cattle industry.

     In May 1999, the Company changed its name to QDD Investment Company, L.L.C. On May 19, 1999, the Company sold substantially all of its assets and trade names ("Professional Cattle Consultants, L.L.C." and "PCC") to eMerge Interactive, Inc. ("eMerge") for $1,800,000 in cash. eMerge also assumed certain of the Company's liabilities.

     In the opinion of management, the accompanying unaudited financial statements as of May 19, 1999 and for the nine months ended September 30, 1998 and for the period January 1, 1999 through May 19, 1999, reflect adjustments (all of which were normal and recurring) which, in the opinion of management, are necessary for a fair statement of the financial position and results for the interim periods presented.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

  (b) COMPUTER SOFTWARE AND HARDWARE

     Computer software and hardware is recorded at cost. Depreciation and amortization of computer hardware and software is calculated using the straight-line method over periods ranging from five to seven years.

     In late 1997, the Company engaged a third party to develop and install a performance measurement system. Costs related to the design, configuration, coding, installation and testing of the system have been capitalized; all other costs have been expensed. The Company plans to begin using the new performance measurement system in late 1999.

     The Company reviews long-lived assets, including computer software, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

                         QDD INVESTMENT COMPANY, L.L.C.
                 D/B/A PROFESSIONAL CATTLE CONSULTANTS, L.L.C.
                         (A LIMITED LIABILITY COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

  (c) ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts of the Company's accounts receivable and accounts payable, related party payable and notes payable approximate fair value because of the short maturity of those instruments.

  (d) REVENUE RECOGNITION

     The Company recognizes revenue as services are provided.

  (e) ADVERTISING INCOME

     In 1998, the Company contracted with an organization which placed advertising on the Company's monthly and semi-annual newsletters for a fee of $36,000. The contract terminated in December 1998 and was not renewed.

  (f) INCOME TAXES

     As a limited liability company, the Company is not directly subject to income taxes. Income taxes, if any, are payable by the Company's members.

  (g) COMPREHENSIVE INCOME

     The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income," (SFAS No. 130) on January 1, 1998. SFAS No. 130 establishes standards for reporting and display of "comprehensive income" and its components in a set of financial statements. It requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company had no items of comprehensive income as defined by SFAS No. 130 not included in the accompanying statements of operations; therefore, statements of comprehensive income have not been presented in the accompanying financial statements.

                         QDD INVESTMENT COMPANY, L.L.C.
                 D/B/A PROFESSIONAL CATTLE CONSULTANTS, L.L.C.
                         (A LIMITED LIABILITY COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(3) NOTES PAYABLE

     Notes payable at December 31, 1998 and May 19, 1999 consisted of the following:

                                                           DECEMBER 31,      MAY 19,
                                                               1998           1999
                                                           ------------    -----------
                                                                           (UNAUDITED)
Term loan from a bank, bearing interest at 9.5%;
  principal and interest are due on September 30, 1999
  (maturity date)(a).....................................    $20,035         $    --
Term loan from a bank, bearing interest at 10%; principal
and interest are due on February 5, 1999 (maturity
date)(a).................................................     14,895              --
Term loan from a bank, bearing interest at 10%; principal
  and interest are due on July 15, 1999 (maturity
  date)(a)...............................................         --          74,930
                                                             -------         -------
                                                             $34,930         $74,930
                                                             =======         =======

-------------------------
(a) On January 22, 1999, the Company renegotiated its two term notes, resulting in the conversion of the two notes into a single term note, additional borrowings, changing the maturity date and increasing the interest rate. The term note is unsecured; however, it is guaranteed by a manager and owner of the Company.

(4) MEMBERS' EQUITY

     The Company operates as a limited liability company organized in the State of Oklahoma until February 14, 2097, unless sooner terminated. Members' equity is allocated to the members in accordance with the operating agreement of the Company based on each members' capital account and each member's liability is limited to its capital account.

     During the year ended December 31, 1998, the nine months ended September 30, 1998 and for the period January 1, 1999 through May 19, 1999, the Company's members contributed $39,000, $30,000 (unaudited), and $25,000 (unaudited), respectively, in services to the Company. Services contributed on behalf of the Company by its members are recorded as expenses and non-cash contributions in the accompanying financial statements.

(5) RELATED PARTY TRANSACTIONS

     The Company leases office space and equipment from one of its managers and owners. The Company leases the space and equipment on a month-to-month basis. Rent expense totaled $12,000 for the year ended December 31, 1998, $9,000 for the nine months ended September 30, 1998 and $5,000 (unaudited) for the period January 1, 1999 through May 19, 1999. Outstanding at December 31, 1998 and May 19, 1999 was $12,000 and $14,000 (unaudited), respectively, due to the manager and owner of the Company for unpaid rent.

                         QDD INVESTMENT COMPANY, L.L.C.
                 D/B/A PROFESSIONAL CATTLE CONSULTANTS, L.L.C.
                         (A LIMITED LIABILITY COMPANY)

                  NOTES TO FINANCIAL STATEMENTS -- (CONTINUED)

(6) LEASE OBLIGATIONS

     The Company leases office equipment and a vehicle under operating leases, which expire over the next two years. Rent expense approximated $11,000 for the year ended December 31, 1998, $8,000 for the nine months ended September 30, 1998 and $5,000 (unaudited) for the period January 1, 1999 through May 19, 1999. Future minimum lease payments under noncancellable operating leases will approximate $12,000 and $2,500 in 1999 and 2000, respectively. As discussed in note 5, the Company also leases office space from a related party.

(7) BUSINESS SEGMENT INFORMATION

     The Company manages its business by services it provides, which resulted in one operating segment during the year ended December 31, 1998 and for the period January 1, 1999 through May 19, 1999. The Company is a provider of performance measurement information related to the United States cattle feedyard industry.

     All of the Company's revenues for the year ended December 31, 1998 and for the period January 1, 1999 through May 19, 1999, were derived from customers in the United States. One customer accounted for 38% of the Company's revenues for the year ended December 31, 1998, and 34% (unaudited) and 38% (unaudited) of the Company's revenues for the nine months ended September 30, 1998 and for the period January 1, 1999 through May 19, 1999, respectively. The same customer accounted for none and 95% (unaudited) of the Company's trade accounts receivable balance at December 31, 1998 and May 19, 1999, respectively.

(8) YEAR 2000 RISKS

     Existing computer programs of many businesses were developed with a two-digit year identification without consideration of the upcoming change in the century or millennium in the year 2000. The Company is in the process of addressing its year 2000 readiness. In late 1997, the Company engaged a third party to develop a new performance measurement system to replace its outdated system and to handle the year 2000 issue. Final testing and use of the new system is expected to occur in mid 1999.

     Failure to correct a material year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such failures could adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the year 2000 problem, resulting in part from the uncertainty of the year 2000 readiness of third party suppliers, vendors and customers, the Company is unable to determine at this time whether the consequences of year 2000 failures will have a material impact on the Company's results of operations, liquidity and financial condition. The Company believes that, upon completion of the new system, the possibility of interruptions of material consequences to normal operations will be reduced. The Company is relying on the new system to be year 2000 compliant and has not developed a contingency plan to minimize any potential disruptions which could occur because of the year 2000.

                                8,000,000 SHARES

                         [MERGE INTERACTIVE GLOBE LOGO]

                              CLASS A COMMON STOCK

                           -------------------------
                                   PROSPECTUS
                           -------------------------

                          ADAMS, HARKNESS & HILL, INC.

                          FIRST UNION SECURITIES, INC.

                                  FAC/EQUITIES

                           -------------------------

                                               , 2000

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The expenses (other than underwriting discounts and commissions) payable in connection with the sale of the Class A Common Stock offered hereby are as follows:

Securities and Exchange Commission registration fee.........  $   38,175
NASD filing fee.............................................      10,910
Nasdaq filing fee...........................................      95,000
Printing and engraving expenses.............................     500,000
Legal fees and expenses.....................................     450,000
Accounting fees and expenses................................     450,000
Blue Sky fees and expenses (including legal fees)...........      10,000
Transfer agent and registrar fees and expenses..............      15,000
Miscellaneous...............................................      80,915
                                                              ----------
     Total..................................................  $1,650,000
                                                              ==========

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Registrant's Certificate of Incorporation permits indemnification to the fullest extent permitted by Delaware law. The Registrant's By-laws require the Registrant to indemnify any person who was or is an authorized representative of the Registrant, and who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that such person was or is an authorized representative of the Registrant, against expenses, judgments, penalties, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such third party proceeding if such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the Registrant and, with respect to any criminal proceeding (including any action or investigation which could or does lead to a criminal proceeding) had no reasonable cause to believe such conduct was unlawful. The Registrant shall also indemnify any person who was or is an authorized representative of the Registrant, and who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that such person was or is an authorized representative of the Registrant against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the Registrant, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant unless and only to the extent that the Delaware Court of Chancery or the court in which such proceeding was pending shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such authorized representative is fairly and reasonably entitled to indemnity. Such indemnification is mandatory under the Registrant's By-laws as to expenses actually and reasonably incurred to the extent that an authorized representative of the Registrant has been successful on the merits or otherwise in defense of any proceeding or in defense of any claim, issue or matter therein. The determination of whether an individual is entitled to indemnification may be made by a majority of disinterested directors, independent legal counsel in a written legal opinion or the stockholders. Delaware law also permits indemnification in connection with a proceeding brought by or in the right of the Registrant to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in that Securities and Exchange Act of 1934 and is therefore unenforceable. The Registrant expects to obtain a directors and officers liability insurance policy prior to the effective date of this Registration Statement.

     The underwriting agreement provides that the underwriters are obligated, under certain circumstances, to indemnify directors, officers and controlling persons of the Registrant against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to Section 8.4 of the form of underwriting agreement which is filed as Exhibit 1.1 hereto.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

     In the preceding three years, the Registrant has issued the following securities that were not registered under the Act:

          As of December 31, 1999, eMerge Interactive had sold to employees and certain other persons an aggregate of 7,110,979 shares of class A common stock, including class A common stock issued in connection with business acquisitions, as follows:

          In July 1998, eMerge Interactive issued 2,500,000 shares of class A common stock in connection with the acquisition of 100% of the partnership interests of NutriCharge, a South Dakota partnership, at a price of $.80 per share. In July 1998, eMerge Interactive issued 87,500 shares of its class A common stock to the shareholders of STS Agriventures, Ltd., at a price of $.80 per share. In February of 1999, eMerge Interactive issued 750,000 shares of class A common stock in connection with the acquisition of assets, including CIN, LLC, at a price of $.96 per share. eMerge Interactive issued 250,000 shares of class A common stock in connection with the acquisition of 100% of the issued and outstanding stock of Cyberstockyard, Inc. on March 29, 1999, at a price of $1.60 per share. In August of 1999, eMerge Interactive issued 62,500 shares of class A common stock at $6.40 per share, for 19% of the common stock of Turnkey Computer Systems, Inc. All of such sales were made under the exemption from registration provided under Section 4(2) of the Act. The issuance to the stockholders of Cyberstockyard, Inc. was also made pursuant to Rule 504 under the Act.

          As of December 31, 1999, eMerge Interactive had sold an aggregate of 14,499,162 shares of preferred stock, as follows:

          In December 1998, we issued 2,400,000 shares of series B preferred stock to XL Vision at a price equal to $2.00 per share, in exchange for the cancellation of debt. In May of 1999, we issued 1,000,000 shares of series C preferred stock to Safeguard 99 Capital L.P. and 100,000 shares to purchasers associated with Applewood Associates, L.P., now Wheatley Partners II, L.P., at a price of $5.00 per share. In November 1999, we issued 4,555,556 shares of series D preferred stock to Internet Capital Group, Inc. at a purchase price of $8.23 per share, payable in cash and a promissory note. In connection with the sale of preferred stock, we also agreed issued to Internet Capital Group a warrant to purchase up to 1,138,889 shares of class B common stock. All of such sales were made under the exemption from registration provided under Section 4(2) of the Act.

     Pursuant to eMerge Interactive's 1996 and 1999 Equity Compensation Plans, eMerge Interactive has granted options to purchase a total of 3,470,875 shares of common stock to its employees and certain other persons through December 31, 1999 at a weighted average exercise price of $2.51 per share. For more detailed descriptions of eMerge Interactive's Equity Compensation Plans, see the section entitled Management -- Equity Compensation in this registration statement. In granting the options and selling the underlying securities upon exercise of the options, eMerge Interactive is relying upon exemptions from registration set forth in Rule 701 and Section 4(2) of the Act.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS:

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1      Form of Underwriting Agreement.
 1.2      Form of Standby Stock Purchase Agreement.
 3.1      Second Amended and Restated Certificate of Incorporation of
          eMerge Interactive.
 3.2      Amended and Restated Bylaws of eMerge Interactive.
 5.1      Opinion of Morgan, Lewis & Bockius LLP.
10.1      Amended and Restated 1996 Equity Compensation Plan.
10.2      1999 Equity Compensation Plan.
10.3      Master License Agreement dated July 29, 1998 between eMerge
          Interactive and Her Majesty the Queen of Canada, as
          represented by the Minister of Agriculture and Agri-Food
          Canada.+
10.4      Administrative Services Agreement dated December 15, 1997
          between eMerge Interactive, Safeguard Scientifics, Inc. and
          XL Vision, Inc., as amended on August 17, 1999.
10.5      Direct Charge Administrative Services Agreement dated April
          15, 1997 between eMerge Interactive and XL Vision, Inc.
10.6      Asset Purchase Agreement dated February 24, 1999 between
          eMerge Interactive, CIN, LLC and Dr. Scott Crain.
10.7      Stock Purchase Agreement dated March 22, 1999 between eMerge
          Interactive, Cyberstockyard, Inc. and J. Scott Sanders,
          David Sanders, Scott Calhoun and Dr. Duane Pankratz.
10.8      Stockholders Agreement dated July 29, 1998 among eMerge
          Interactive and individuals designated as the former
          shareholders of STS Agriventures, Ltd,.
10.9      Purchase Agreement dated July 29, 1998 among eMerge
          Interactive, NutriCharge, J Technologies, LLC, and the
          Biegert Family Irrevocable Trust.
10.10     Asset Purchase Agreement dated January 15, 1999 between
          eMerge Interactive and Sperry Marine, Inc.
10.11     Purchase and License Agreement dated January 15, 1999
          between eMerge Interactive and Sperry Marine, Inc.
10.12     Asset Purchase Agreement dated May 19, 1999 between eMerge
          Interactive and Professional Cattle Consultants, L.L.C.
10.13     Letter of Agreement dated January 12, 2000 between eMerge
          Interactive and Southern States Cooperative, Inc.+
10.14     Subscription Agreement letter for purchase of Series B
          Junior Preferred Stock.
10.15     Preferred Stock Purchase Agreement dated April 1, 1999
          (Series C Preferred Stock).

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.16     Common Stock Purchase Agreement dated August 16, 1999
          between eMerge Interactive and Turnkey Computer Systems,
          Inc.
10.17     Registration Rights Agreement dated July 18, 1997.
10.18     Real Property Sublease between XL Vision and eMerge
          Interactive, dated December 1999.
10.19     Stockholders' and Registration Rights Agreement dated
          February 24, 1999.
10.20     Joinder and Correction to Stockholders and Registration
          Rights Agreement dated March 29, 1999.
10.21     (a) Revolving Note dated July 21, 1999 from eMerge
          Interactive to Safeguard Delaware, Inc., Amended Revolving
          Note dated August 3, 1999, (b) second Amended Revolving Note dated October 25, 1999 and (c) Third Amended Revolving Note dated December 6, 1999 and (d) Fourth Amended Revolving Note dated January 31, 2000.
10.22     Revolving Note dated January 1, 1999 from XL Vision to
          eMerge Interactive.
10.23     Promissory Note dated August 31, 1999 from eMerge
          Interactive to Safeguard Delaware, Inc. (cancelled).
10.24     Term Note dated October 25, 1999 from eMerge Interactive to
          Safeguard.
10.25     Promissory Note dated October 6, 1999 from eMerge
          Interactive to Safeguard Delaware, Inc. (cancelled).
10.26     Stockholders Agreement dated July 17, 1997 and Joinder to
          Stockholders' Agreement.
10.27     Subordinated Purchase Money Note from eMerge Interactive to
          XL Vision dated July 15, 1997.
10.28     Toll Processing Agreement dated August 16, 1999 between
          eMerge Interactive and ADM Animal Health & Nutrition, a
          division of Archer-Daniels-Midland Company.+
10.29     Term Note dated October 25, 1999 from eMerge Interactive to
          Safeguard Delaware, Inc.
10.30     Securities Purchase Agreement dated October 27, 1999 between
          eMerge Interactive Technologies, LLC and Internet Capital
          Group, Inc.
10.31     Registration Rights Agreement dated October 27, 1999 between
          eMerge Interactive and Internet Capital Group, Inc.
10.32     Cooperative Research and Development Agreement between
          USDA's Agricultural Research Service, eMerge and Iowa State
          University of Science and Technology concerning Methods for
          Detecting Fecal and Ingesta Contamination on Meat dated
          August 4, 1999.
10.33     Exclusive License Agreement between Iowa State University
          Research Foundation, Inc., and eMerge dated August 3, 1999.
10.34     Term Note and Pledge Agreement dated January 28, 2000
          between eMerge and Charles Abraham.
21.1      Subsidiaries of the Registrant.
23.1      Consent of KPMG LLP.*
23.2      Consent of Morgan, Lewis & Bockius LLP (to be included in
          Exhibit 5.1).
24.1      Power of Attorney (included on signature page).
27.1      Financial Data Schedule.
99.1      Form letter from eMerge Interactive, Inc. to holders of more than 100 shares of Safeguard Scientifics, Inc. describing
          the Safeguard Subscription Program.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
99.2      Form of letter from Adams, Harkness & Hill, Inc. to
          Safeguard Scientifics, Inc. shareholders.
99.3      Form of letter from eMerge Interactive, Inc. to Brokers
          describing the Safeguard Subscription Program.
99.4      Form of Subscription Form for Safeguard Subscription
          Program.

-------------------------
* Filed herewith.

# To be filed by amendment.

+ We have requested confidential treatment of certain provisions of this exhibit pursuant to Rule 406 of the Securities Act of 1933. The entire agreement has been filed separately with the Securities and Exchange Commission.

(b) FINANCIAL STATEMENT SCHEDULES

     All information for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission is either included in the financial statements or is not required under the related instructions or are inapplicable, and therefore have been omitted.

ITEM 17.  UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high and of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in "Calculation of Registration Fee" table in the effective registration statement; and

          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the prospectus.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to provisions described in Item 14 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes (1) to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser; (2) that for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and (3) that for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by the underwriters during the subscription period, the amount of unsubscribed securities to be purchased by Safeguard, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Sebastian, Florida on February 3, 2000.

                                          eMERGE INTERACTIVE, INC.

                                          By: /s/   CHARLES L. ABRAHAM
                                             -----------------------------------
                                              Charles L. Abraham
                                              Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURES                                              TITLE(S)                   DATE
----------                                              --------                   ----
           /s/ CHARLES L. ABRAHAM              Chief Executive Officer       February 3, 2000
---------------------------------------------    and Director (Principal
             Charles L. Abraham                  Executive Officer)

            /s/ T. MICHAEL JANNEY              Chief Financial Officer       February 3, 2000
---------------------------------------------    (Principal Financial and
              T. Michael Janney                  Accounting Officer)

*                                              Chairman of the Board         February 3, 2000
---------------------------------------------
John S. Scott, Ph.D.

*                                              Director                      February 3, 2000
---------------------------------------------
Douglas Alexander

*                                              Director                      February 3, 2000
---------------------------------------------
E. Michael Forgash

*                                              Director                      February 3, 2000
---------------------------------------------
Thomas C. Lynch

*                                              Director                      February 3, 2000
---------------------------------------------
Christopher Moller, Ph.D.

*                                              Director                      February 3, 2000
---------------------------------------------
John W. Poduska, Sr., Ph.D.

          * /s/ CHARLES L. ABRAHAM                                           February 3, 2000
---------------------------------------------
             Charles L. Abraham
             As Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1      Form of Underwriting Agreement.
 1.2      Form of Standby Stock Purchase Agreement.
 3.1      Second Amended and Restated Certificate of Incorporation of
          eMerge Interactive.
 3.2      Amended and Restated Bylaws of eMerge Interactive.
 5.1      Opinion of Morgan, Lewis & Bockius LLP.
10.1      Amended and Restated 1996 Equity Compensation Plan.
10.2      1999 Equity Compensation Plan.
10.3      Master License Agreement dated July 29, 1998 between eMerge
          Interactive and Her Majesty the Queen of Canada, as
          represented by the Minister of Agriculture and Agri-Food
          Canada.+
10.4      Administrative Services Agreement dated December 15, 1997
          between eMerge Interactive, Safeguard Scientifics, Inc. and
          XL Vision, Inc., as amended on August 17, 1999.
10.5      Direct Charge Administrative Services Agreement dated April
          15, 1997 between eMerge Interactive and XL Vision, Inc.
10.6      Asset Purchase Agreement dated February 24, 1999 between
          eMerge Interactive, CIN, LLC and Dr. Scott Crain.
10.7      Stock Purchase Agreement dated March 22, 1999 between eMerge
          Interactive, Cyberstockyard, Inc. and J. Scott Sanders,
          David Sanders, Scott Calhoun and Dr. Duane Pankratz.
10.8      Stockholders Agreement dated July 29, 1998 among eMerge
          Interactive, and individuals designated as the former
          shareholders of STS Agriventures, Ltd.
10.9      Purchase Agreement dated July 29, 1998 among eMerge
          Interactive, NutriCharge, J Technologies, LLC, and the
          Biegert Family Irrevocable Trust.
10.10     Asset Purchase Agreement dated January 15, 1999 between
          eMerge Interactive and Sperry Marine, Inc.
10.11     Purchase and License Agreement dated January 15, 1999
          between eMerge Interactive and Sperry Marine, Inc.
10.12     Asset Purchase Agreement dated May 19, 1999 between eMerge
          Interactive and Professional Cattle Consultants, L.L.C.
10.13     Letter of Agreement dated January 12, 2000 between eMerge
          Interactive and Southern States. Cooperative, Inc.+
10.14     Subscription Agreement letter for purchase of Series B
          Junior Preferred Stock.
10.15     Preferred Stock Purchase Agreement dated April 1, 1999
          (Series C Preferred Stock).
10.16     Common Stock Purchase Agreement dated August 16, 1999
          between eMerge Interactive and Turnkey Computer Systems,
          Inc.
10.17     Registration Rights Agreement dated July 18, 1997.
10.18     Real Property Sublease between XL Vision and eMerge
          Interactive, dated December 1999.
10.19     Stockholders' and Registration Rights Agreement dated
          February 24, 1999.
10.20     Joinder and Correction to Stockholders and Registration
          Rights Agreement dated March 29, 1999.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
10.21     (a) Revolving Note dated July 21, 1999 from eMerge
          Interactive to Safeguard Delaware, Inc., Amended Revolving
          Note dated August 3, 1999, (b) second Amended Revolving Note dated October 25, 1999 and (c) Third Amended Revolving Note dated December 6, 1999 and (d) Fourth Amended Revolving Note dated January 31, 2000.
10.22     Revolving Note dated January 1, 1999 from XL Vision to
          eMerge Interactive.
10.23     Promissory Note dated August 31, 1999 from eMerge
          Interactive to Safeguard Delaware, Inc. (cancelled)
10.24     Term Note dated October 25, 1999 from eMerge Interactive to
          Safeguard.
10.25     Promissory Note dated October 6, 1999 from eMerge
          Interactive to Safeguard Delaware, Inc. (cancelled)
10.26     Stockholders Agreement dated July 17, 1997 and Joinder to
          Stockholders' Agreement.
10.27     Subordinated Purchase Money Note from eMerge Interactive to
          XL Vision dated July 15, 1997.
10.28     Toll Processing Agreement dated August 16, 1999 between
          eMerge Interactive and ADM Animal Health & Nutrition, a
          division of Archer-Daniels-Midland Company.+
10.29     Term Note dated October 25, 1999 from eMerge Interactive to
          Safeguard Delaware, Inc.
10.30     Securities Purchase Agreement dated October 27, 1999 between
          eMerge Interactive Technologies, LLC and Internet Capital
          Group, Inc.
10.31     Registration Rights Agreement dated October 27, 1999 between
          eMerge Interactive and Internet Capital Group, Inc.
10.32     Cooperative Research and Development Agreement between
          USDA's Agricultural Research Service, eMerge and Iowa State
          University of Science and Technology concerning Methods for
          Detecting Fecal and Ingesta Contamination on Meat dated
          August 4, 1999.
10.33     Exclusive License Agreement between Iowa State University
          Research Foundation, Inc., and eMerge dated August 3, 1999.
10.34     Term Note and Pledge Agreement dated January 28, 2000
          between eMerge and Charles Abraham.
21.1      Subsidiaries of the Registrant.
23.1      Consent of KPMG LLP.*
23.2      Consent of Morgan, Lewis & Bockius LLP (to be included in
          Exhibit 5.1).
24.1      Power of Attorney (included on signature page).
27.1      Financial Data Schedule.
99.1      Form letter from eMerge Interactive, Inc. to holders of more than 100 shares of Safeguard Scientifics, Inc. describing
          the Safeguard Subscription Program.
99.2      Form of letter from Adams, Harkness & Hill, Inc. to
          Safeguard Scientifics, Inc. shareholders.

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
99.3      Form of letter from eMerge Interactive, Inc. to Brokers
          describing the Safeguard Subscription Program.
99.4      Form of Subscription Form for Safeguard Subscription
          Program.

-------------------------
* Filed herewith.

# To be filed by amendment.

+ We have requested confidential treatment of certain provisions of this exhibit pursuant to Rule 406 of the Securities Act of 1933. The entire agreement has been filed separately with the Securities and Exchange Commission.